ANNUAL REPORT 2025

Statement from the Chair of the Board of Directors Dear NeoGenomics Shareholders: I am writing to you today with enthusiasm as we wrap up what the Board considers to be a very successful 2025 at NeoGenomics. Under the stewardship of Tony Zook, who assumed the role of CEO about a year ago, we delivered consistent, profitable revenue growth throughout the year. At the same time, we prudently invested in Business Development and R&D initiatives designed to address large and underpenetrated markets in advanced cancer testing – most notably therapy selection and molecular residual disease (MRD) – which together represent addressable markets in excess of $30 billion. As we enter 2026, we are well-positioned to address the needs of community oncologists and pathologists. With a singular focus on oncology, and a broad menu spanning the cancer care continuum, we believe we have become the “partner of choice” for community practitioners looking for accurate, timely and actionable information to guide treatment decisions that enable the best possible outcomes for patients. Looking ahead to 2026, the Board believes we have established a solid foundation from which to drive future growth. We anticipate that the full clinical launch of our RaDaR® ST MRD assay, together with important additions to the PanTracer portfolio for therapy selection, notably PanTracer LBx and PanTracer Pro, will contribute to growth this year and accelerate in 2027 and beyond. At the same time, we expect that targeted additions to our commercial organization will further extend our reach in the community setting and ensure that we capitalize on the significant opportunities that are in front of us. In closing, I would like to thank you, our shareholders, for sharing our vision for the company as we execute on our mission to save lives by improving patient care. I am confident in our ability to deliver long-term, profitable growth, create sustained value for our company and optimize outcomes for thousands of cancer patients. Thank you again for your continued support. Sincerely, Lynn Tetrault Chair of the Board of Directors NeoGenomics, Inc.

2 — NeoGenomics Laboratories Becoming the World’s Leading Cancer Testing and Information Company MISSION We save lives by improving patient care. VISION We are committed to becoming the world’s leading provider of comprehensive cancer testing, data and solutions through uncompromising quality, exceptional customer service, and innovative products and services. OUR VALUES Quality, Integrity, Accountability, Teamwork, and Innovation 2025 Highlights • Increased total annual revenue by 10% and improved adjusted EBITDA by 9.5% compared to 2024 • Maturing sales force drove penetration into community oncology practices, leading to a 22% increase in NGS testing revenue • Increased amount of total pathologists and oncologists ordering 5 or more tests from Neo to >40% • Acquired a lab in the Northeast to gain market share in the third largest oncology market • Continued to strengthen our lab operations through automation and AI to drive market-leading customer experience and impact • Successfully defended MRD intellectual property litigation • Improved our Net Promoter Score to 79, up from 74 in 2024, reflecting strong physician satisfaction among our current customer base

2025 Annual Report — 3 $ in Thousands 2022 2023 2024 2025 Revenue $509,728 $591,643 $660,566 $727,332 % Growth 5.2% 16.1% 11.6% 10.1% Net Loss $(144,250) $(87,968) $(78,726) ($108,025) % Growth/(Decline) (1,628.2%) 39.0% 10.5% (37.2%) Adjusted EBITDA (non-GAAP)1 $(48,010) $3,486 $39,608 $43,357 % Growth/(Decline) (1,053.8%) 107.3% 1,036.2% 9.5% 1 For a reconciliation to the comparable GAAP measure and definition of Adjusted EBITDA, see Form 10-K for the year ended December 31, 2025 included in this annual report Revenue, Net Loss, and Adjusted EBITDA

4 — NeoGenomics Laboratories Having now served as CEO of NeoGenomics for one full year, it is my honor to take this opportunity to recap our recent progress and outline my vision for the future. I am pleased with the financial and operational progress that we achieved in 2025 and am incredibly optimistic about the significant opportunities that remain in front of us. Our goal remains unchanged: to be a leading provider of diagnostic testing solutions, with a singular focus on oncology. With a broad menu of more than 500 tests, including the latest innovations in therapy selection and molecular residual disease (MRD), I believe we are very well positioned to compete and win in this complex industry while helping to optimize outcomes for countless patients as they advance along their cancer care journey. Our mission, broadly stated, is to save lives by improving patient care. It is what drives us every day. Winning in the Community Setting A key differentiator for our company is our passion for meeting the needs of oncologists and pathologists in the community setting, where approximately 80% of cancer patients choose to receive their care. How are we winning against both specialty oncology labs and large reference labs? We believe community oncologists are guideline-driven and focused on certainty, not possibility, as with large academic medical centers. Community providers choose partners that remove friction and enable confident treatment decisions under operational, economic and time constraints. To that end, we offer ease of ordering, simple to interpret test reports, fast and consistent test turnaround times, access to medical expertise, and most importantly, a very comprehensive test menu. We also enjoy a leadership position in the hematology testing market, with greater than 25% share across diagnostics and therapy selection. And as pathologists and oncologists consolidate the number of labs they use, we are successfully leveraging this heme leadership position to create enhanced test demand, particularly in therapy selection and MRD. In fact, in 2025 we saw 14% growth in the total number of pathologists and oncologists ordering five or more tests from Neo, including 75% of community oncologists who were new to Neo last year – a strong leading indicator. In addition, we estimate that approximately 40% of all active pathologists and oncologists ordered five or more of our tests during the year. And while we are proud of this progress, we also recognize that more than half of all active pathologists and oncologists are still available to us to drive future growth. To tap into this significant opportunity, we are making measured investments in what I consider to be a world-class commercial organization. In late 2024 and early 2025, we added 35 oncology sales specialists (OSSs) to target community oncologists, and as these individuals matured into their roles, we saw a continued uptake of our advanced tests. This year, we will continue to opportunistically add resources where we think they can make a meaningful impact on our reach, including an additional 25 OSSs by the third quarter. Therapy Selection and MRD: Innovation in a $30 Billion Combined Addressable Market We are focusing our R&D efforts on technologies that address emerging clinical needs, and this allows us to bring the latest innovations, which have historically been the purview of NCI-designated cancer centers, to community providers. In 2025, we significantly strengthened our offerings in therapy selection and MRD, which together represent a combined addressable market in excess of $30 billion. The therapy selection market is greater than $13 billion, growing approximately 15% annually, and just 35% penetrated by our estimates. Our PanTracer family of therapy selection assays, including PanTracer Tissue and our recently introduced PanTracer LBx (liquid biopsy), can be ordered individually or concurrently for maximum insight based on the patient’s unique needs. Further, the introduction of PanTracer Pro this past February rounds out the portfolio. PanTracer Pro streamlines the ordering and testing process, delivering timely, relevant results, helping clinicians personalize treatment strategies and improve patient outcomes. Dear NeoGenomics Shareholders

These efforts are yielding very tangible results. In both 2024 and 2025, we roughly doubled our PanTracer Tissue test volumes as compared to the prior year, while also enjoying favorable pricing trends. This is an important proof point that demonstrates our ability to successfully pull higher value tests through the community channel. Turning to MRD, this is perhaps the area of oncology testing about which we are most excited. MRD represents a $20 billion addressable market, growing at 30% annually, and is less than 10% penetrated today. Just a few weeks ago, we announced the full clinical launch of RaDaR® ST, our circulating tumor DNA (ctDNA) assay for detecting molecular residual disease and recurrence. RaDaR ST is currently approved for Medicare reimbursement in HR+/HER2- breast and HPV-negative head and neck cancers. We have applied for reimbursement in two additional cancer indications which would nearly double the number of patients eligible for RaDaR ST testing. I believe these latest innovations bring NeoGenomics to an important inflection point. With a test portfolio that spans everything from diagnostics to therapy selection to MRD, we are well positioned to be the “partner of choice” to providers to deliver timely and accurate test results that can support confident treatment decisions and ultimately improve outcomes for cancer patients. Robust, Predictable Financial Performance From a financial perspective, our goal continues to be to deliver consistent, double-digit percentage revenue growth and profitability. Last year, we increased revenue by 10%, driven by deeper penetration into the community setting, higher test volumes, a continuing shift to higher value modalities, and execution of revenue cycle management initiatives. Notably, our clinical revenue increased 15%, with all modalities growing at or above their respective market growth rates. This was partially offset by ongoing headwinds in our non-clinical business, which we anticipated and incorporated into our guidance for the year. Cash flow from operations was $5 million in 2025 with free cash flow improving by over 35% as compared to 2024. Adjusted EBITDA increased by $4 million to $43.4 million, an improvement of 9% over prior year. By almost any financial measure, 2025 was a success, and there is significant room to continue to grow revenue while at the same time improving margins. We will continue to take a balanced approach to investments; strategically increasing sales and marketing and R&D spend for new product initiatives and clinical programs that support payor reimbursement and drive top line growth while preserving liquidity. In closing, I am incredibly proud of the entire Neo team for their unwavering dedication to our mission: to save lives by improving patient care. I am very pleased with the progress made in 2025 and the financial and operational foundation we have established to create sustained shareholder value this year and beyond. I would like to thank the thousands of providers who place their trust in us every day to deliver the accurate, actionable information that can drive improved outcomes for their patients. I would also like to thank you, our shareholders, for your continued support as we execute on our vision. Our best days are ahead, and I look forward to providing future updates on our progress. Sincerely, Tony Zook Chief Executive Officer NeoGenomics, Inc. 2024 Annual Report — 5

6 — NeoGenomics Laboratories

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 10-K ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 or ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________ to __________ Commission File Number: 001-35756 NEOGENOMICS, INC. (Exact name of registrant as specified in its charter) Nevada 74-2897368 (State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.) 9490 NeoGenomics Way, Fort Myers, FL 33912 (Address of principal executive offices, Zip code) (239) 768-0600 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s): Name of each exchange on which registered: Common Stock, par value $0.001 per share NEO The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐ Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller Reporting Company ☐ Emerging Growth Company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act): ☐ Yes ☒ No As of June 30, 2025, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $680.2 million, based on the closing price of the registrant’s common stock of $7.31 per share on June 30, 2025. The number of shares outstanding of the registrant’s common stock, par value $0.001 per share, as of February 13, 2026: 129,812,211. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s Proxy Statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

NEOGENOMICS, INC. FORM 10-K ANNUAL REPORT For the Fiscal Year Ended December 31, 2025 Table of Contents Page PART I Item 1. Business 5 Item 1A. Risk Factors 18 Item 1B. Unresolved Staff Comments 42 Item 1C. Cybersecurity 42 Item 2. Properties 43 Item 3. Legal Proceedings 43 Item 4. Mine Safety Disclosures 43 PART II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 44 Item 6. [RESERVED] 45 Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations 45 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 55 Item 8. Financial Statements and Supplementary Data 57 Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 95 Item 9A. Controls and Procedures 95 Item 9B. Other Information 97 Item 9C. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections 97 PART III Item 10. Directors, Executive Officers and Corporate Governance 97 Item 11. Executive Compensation 97 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 97 Item 13. Certain Relationships and Related Transactions, and Director Independence 97 Item 14. Principal Accounting Fees and Services 97 PART IV Item 15. Exhibits and Financial Statement Schedules 97 Item 16. Form 10-K Summary 100 SIGNATURES 101 2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intends,” “may,” “plan,” “potential,” “project,”, “seek,” “will,” “would,” and similar words and expressions, although not all forward- looking statements contain these identifying words. These forward-looking statements address various matters, including the Company’s strategy, planned future operations and related expectations with respect to timing and performance, future financial position, future revenues, growth potential and expected growth drivers, the timing, performance and anticipated benefits of collaboration, partnership and licensing activities, projected costs and capital expenditures, prospects and plans, and objectives of management. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the forward-looking statements. These forward- looking statements involve known and unknown risks and uncertainties that could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Applicable risks and uncertainties include, among others, the Company's ability to identify and implement appropriate financial and operational initiatives to execute on its strategic priorities, to enter new markets and increase market share in both current and new markets, to assemble and maintain an effective executive team, to continue gaining new customers, develop and commercialize new types of tests, integrate its acquisitions, manage the effects of seasonality, execute on its long-range strategic priorities, and otherwise implement its business plans, and the risks set forth below under “Risk Factors Summary” and “Risk Factors” in Part I, Item 1A in this Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”). The forward-looking statements included in this Annual Report on Form 10-K speak only as of the date of this report, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New risk factors emerge from time to time and it is not possible for management to predict all of such risk factors, nor can it assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. INDUSTRY AND MARKET DATA This Annual Report on Form 10-K may include data obtained from third-party research and industry publications, surveys and studies. The Company believes that these third-party research and industry publications, surveys and studies are reliable, but has not independently verified the accuracy or completeness of such information. This Annual Report on Form 10-K also may include data based on the Company’s own internal estimates and research, which have not been verified by any independent source. Any such third-party data, as well as the Company’s internal estimates and research, are subject to uncertainty and risk due to a variety of factors, including those described in Part I, Item 1A, “Risk Factors” and elsewhere in this Annual Report on Form 10-K, which could cause the Company’s results to differ materially from those expressed in this Annual Report on Form 10-K. Trademarks The “NeoGenomics” and “Inivata” company names and certain logos have been trademarked with the United States Patent and Trademark Office. We have trademarked or have applications pending for the brand names NEO COMPREHENSIVE, NEO EXPAND, NEOLINK, NEOLAB, NEOACCESS, NEOTYPE, NEOSITE, CHART, COMPASS, eCOMPASS, FLEXREPORT, HEMEFISH, MULTIOMYX, NEOVUE, NEOHELIX, NEONET, NEOLYTX, NEOACCELERATE, NEOENGAGE, NEOPIXEL, NEONUCLEUS, NEOSEEK, NEOEXPLORE, NEOUNIVERSITY, PATHSITE, TAM-SEQ, INVISION, INVISIONSEQ, INVISIONFIRST, INVISIONFIRST-LUNG, PANTRACER, RADAR, NEORADAR, NEOGENOMICS EUROPE, AML EXPRESS, AND PALETRRA. We also have trademarked for the marketing slogans “TAKING CANCER PERSONALLY.” Any other trademarks, registered marks and trade names appearing in this Annual Report on Form 10-K are the property of their respective holders. NEOGENOMICS, INC. 3

Glossary Throughout this Annual Report on Form 10-K, we may use certain abbreviations, acronyms and terms, including those described below: ACA The Patient Protection and Affordable Care Act ACLA American Clinical Laboratory Association AKS Anti-Kickback Statute CAP College of American Pathologists CGP Comprehensive Genetic Profile CLIA Clinical Laboratory Improvement Amendments of 1988 CMS Centers for Medicare and Medicaid Services CRO Contract research organizations DHS Designated health services FCA The federal False Claims Act FDA U.S. Federal Drug Administration FISH Fluorescence In-Situ Hybridization GAAP U.S generally accepted accounting principles GDPR The European Union’s General Data Protection Regulation HIPAA The Health Insurance Portability and Accountability Act of 1996 IHC Immunohistochemistry LDT Laboratory developed tests LIMS Laboratory Information Management System MolDx Molecular Diagnostic Services Program MRD Molecular residual disease NGS Next-generation sequencing OIG The Office of Inspector General of the Department of Health and Human Services PCR Polymerase chain reaction PHI Protected health information NEOGENOMICS, INC. 4

PART I ITEM 1. BUSINESS NeoGenomics, Inc., a Nevada corporation (referred to individually as the “Company” or collectively with its subsidiaries as “NeoGenomics,” “we,” “us,” or “our” in this Annual Report on Form 10-K) is the registrant for SEC reporting purposes. Our common stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “NEO.” Overview NeoGenomics provides a wide range of oncology diagnostic testing and consultative services including technical laboratory services and professional interpretation of laboratory test results by licensed physicians or molecular experts who specialize in pathology and oncology. We operate a network of cancer-focused testing laboratories in the United States and the United Kingdom. Our mission is to save lives by improving patient care. Our vision is to become the world’s leader in cancer testing, information, and decision support by providing uncompromising quality, exceptional service, and innovative solutions. As of December 31, 2025, the Company operated College of American Pathologists (“CAP”) accredited and Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) certified laboratories in Fort Myers, Florida; Aliso Viejo and Carlsbad, California; Durham, North Carolina; Ramsey, New Jersey; and Houston, Texas; and an International Organization for Standardization (“ISO”) certified, CAP accredited full-service, sample-processing laboratory in Cambridge, United Kingdom. We also have several, small, non-processing laboratory locations across the United States for providing analysis services. We currently offer the following types of testing services: • Cytogenetics (“karyotype analysis”) – the study of normal and abnormal chromosomes and their relationship to disease. Cytogenetics involves analyzing the chromosome structure to identify changes from patterns seen in normal chromosomes. Cytogenetic studies are often performed to provide diagnostic, prognostic and occasionally predictive information for patients with hematological malignancies. • Fluorescence In-Situ Hybridization (“FISH”) – a molecular cytogenetic technique that focuses on detecting and localizing the presence or absence of specific DNA sequences and genes on chromosomes. The technique uses fluorescent probes that bind to only those parts of the chromosome with which they show a high degree of sequence similarity. Fluorescence microscopy is used to visualize the fluorescent probes bound to the chromosomes. FISH can be used to help identify numerous types of gene alterations, including amplifications, deletions, and translocations. • Flow cytometry – a technique utilized to measure the characteristics of cell populations. Typically performed on liquid samples such as peripheral blood and bone marrow aspirate, it may also be performed on solid tissue samples such as lymph nodes after additional processing steps. Cells are labeled with selective fluorescent antibodies and analyzed as they flow in a fluid stream through a beam of light. The properties measured include the relative size, relative granularity or internal complexity, and relative fluorescence intensity. These fluorescent antibodies bind to specific cellular antigens and are used to identify abnormal and/or malignant cell populations. Flow cytometry is typically utilized in diagnosing a wide variety of hematopoietic and lymphoid neoplasms. • Immunohistochemistry (“IHC”) and Digital Imaging – the process of localizing cellular proteins in tissue sections and relies on the principle of antigen-antibody binding. IHC is widely used in the characterization of abnormal cells such as those found in cancer. Specific surface membrane, cytoplasmic, or nuclear markers may be identified. IHC is also widely used to understand the distribution and localization of differentially expressed proteins. Digital imaging allows clients to visualize scanned slides and also facilitates quantitative analysis for certain stains. Scanned slides are received online in real time and can be previewed often a full day before the glass slides can be shipped back to clients. • Molecular Residual Disease (“MRD”) testing – advanced molecular and flow-based testing designed to detect very low levels of residual malignant cells that remain after treatment and are below the threshold of conventional diagnostic methods. MRD testing is used to assess treatment response, evaluate disease recurrence risk, and support clinical decision-making in hematologic malignancies. NeoGenomics’ MRD capabilities include highly sensitive assays leveraging next-generation sequencing (“NGS”) and flow cytometry technologies. • Molecular testing – a rapidly growing field that includes a broad range of laboratory techniques utilized in cancer testing. Most molecular techniques rely on the analysis of DNA and/or RNA, in order to identify genetic alterations associated with disease. Common molecular testing technologies include DNA fragment length analysis; polymerase chain reaction (“PCR”) analysis; reverse transcriptase polymerase chain reaction (“RT-PCR”) analysis; real-time (or quantitative) polymerase chain reaction (“qPCR”) analysis; Sanger sequencing analysis; and NGS analysis. • Morphologic analysis – the process of analyzing cells under the microscope by a pathologist, usually for the purpose of diagnosis. Morphologic analysis may be performed on a wide variety of samples, such as peripheral blood, bone NEOGENOMICS, INC. 5 marrow, lymph nodes, and other organs such as lung, breast, etc. The services provided at NeoGenomics may include primary diagnosis, in which a sample is received for processing and our pathologists provide the initial diagnosis; or may include secondary consultations, in which slides and/or tissue blocks are received from an outside institution for second opinion. In the latter setting, the expert pathologists at NeoGenomics assist our client pathologists on their most difficult and complex cases. Reportable Segment We operate under a single segment that encompasses a comprehensive range of services. This approach aims to streamline our operations and enhance our service offerings to our diverse client base, which includes community-based pathology and oncology practices, hospital pathology labs, reference labs, academic centers, and pharmaceutical companies. Revenue Streams Our revenue streams include: • Clinical cancer testing; • Interpretation and consultative services; • Molecular and NGS testing; • MRD testing; • Comprehensive technical and professional services offering; • Third-party clinical trials and research support services; • Validation laboratory services; and • Oncology data solutions. Service Offerings Our clinical cancer testing services are designed to complement the work of community-based pathologists and oncologists, allowing them to expand their testing capabilities without significant investment in new technology or personnel. We offer both technical component (“TC” or “tech-only”) and professional component (“PC”) services, enabling our clients to participate in the diagnostic process. These services are designed to be a natural extension of, and complementary to, the services that clients perform within their own practices. We believe our relationship as a non-competitive partner to community-based pathology practices, hospital pathology labs, reference labs, and academic centers empowers them to expand their breadth of testing. We believe this enables them to provide a menu of services that could match or exceed the level of service found in any center of excellence around the world. Community-based pathology practices and hospital pathology labs may order certain testing services on a TC basis, allowing them to participate in the diagnostic process by performing the PC interpretation services without having to hire laboratory technologists or purchase sophisticated equipment needed for the TC testing. We also support our pathology clients with interpretation and consultative services using our own specialized team of pathologists for difficult or complex cases, as well as provide overflow interpretation services when requested. For oncology and other clinician practices that prefer a direct relationship with a laboratory for cancer-related genetic testing services, we typically offer a comprehensive service where we perform both the TC and PC components of tests. Larger clinician practices internalizing pathology interpretation services can benefit from our tech-only service offering, allowing them to participate in this diagnostic process while we handle the more complex molecular testing services. We are a leading provider of Heme oncology diagnostic testing, which includes molecular and NGS testing, and one of the key providers of solid tumor NGS testing solutions in the United States. These tests are interpreted by our team of molecular experts and are often ordered in conjunction with other testing modalities. NGS panels, one of our fastest-growing testing areas, enable clients to receive significant biomarker information from limited samples. These comprehensive panels can allow for faster treatment decisions for patients as compared to a series of single-gene molecular tests being ordered sequentially. Our broad molecular testing menu includes our PanTracer portfolio (PanTracer Tissue, PanTracer Tissue + HRD, PanTracer LBx) and Neo Comprehensive panels (Neo Comprehensive Heme Cancers and Neo Comprehensive Myeloid Disorders), which are applied across a broad range of cancer types, and NeoTYPE panels which target select genes relevant to a particular cancer type. Additionally, we have molecular-only and comprehensive NGS-targeted panels, which combine DNA and RNA into a single workflow. This approach captures a full spectrum of genomic alterations, including NEOGENOMICS, INC. 6 mutations, fusions, copy number variations, and splicing mutations, as well as tumor mutation burden (“TMB”) and microsatellite instability (“MSI”) for solid tumors. These tests are complemented by IHC and FISH tests when necessary. This comprehensive molecular test menu allows our clients to obtain most of their molecular oncology testing needs satisfied from our laboratory. This is attractive to our clients as patient samples do not need to be split and then managed across several laboratories. The acquisition of Inivata in June 2021 enhanced our capabilities with oncology liquid biopsy technology including RaDaR®, which is designed to detect MRD and recurrence in plasma samples from patients with solid tumor malignancies. These molecular laboratory and NGS capabilities are expected to drive growth in the coming years. Our specialized pharmaceutical development services support pharmaceutical firms (“sponsors”) through the provision of laboratory testing, biomarker analysis, data generation, and related scientific support services in connection with sponsor-led research studies and clinical trials. These services may include assay development, analytical testing, sample analysis, and data reporting performed in accordance with applicable regulatory and quality standards. NeoGenomics does not sponsor, conduct, or control clinical trials, and sponsors retain responsibility for study design, regulatory submissions, trial conduct, and clinical decision-making. These services provide comprehensive support in oncology programs, including biomarker discovery, study design, and clinical trial testing. We aim to help clients discover the right content, refine biomarker strategies, and develop effective pathways for clinical trial testing. Our oncology data solutions, which involve the licensing of de-identified data to pharmaceutical and biotech customers in the form of either retrospective records or prospective deliveries of data, are designed to leverage our unique market position to solve real-world problems, such as identifying patients for clinical trials or providing clinical decision support tools for physicians and providers. This integration aligns with our broader service offerings to provide seamless, comprehensive support for both clinical and pharmaceutical clients. Strategic Focus We aim to provide a seamless and integrated service offering to our clients. Our operating approach allows us to leverage our expertise in oncology and molecular diagnostics to support both clinical and pharmaceutical clients more effectively. Our commitment to connecting patients with life-altering therapies and trials remains a core focus. We have invested in leading technologies to secure data and maintain transparency and choice for patients through our Notice of Privacy Practices. Markets The oncology testing laboratory market in which we operate includes: • Diagnostic testing; • Therapy selection; and • Molecular Residual Disease testing. Diagnostic testing involves evaluating tissue, such as in surgical pathology, or cells, such as in cytopathology. The most widely performed Anatomic Pathology procedures include pap smears, skin biopsies, and tissue biopsies allowing providers to understand the origin of the cancer. Therapy Selection involves analyzing genes, proteins, and/or DNA/RNA sequences for abnormalities. Therapy selection (molecular) testing requires highly specialized equipment and credentialed individuals (typically MD or PhD level) to certify results. It usually yields the highest reimbursement levels of the three market segments. Molecular Residual Disease testing measures blood or bone marrow to evaluate the amount of cancer cells left after treatment. It can determine if the therapy is working or if a cancer has returned. The field of precision oncology is evolving quickly, with new tests being developed at an accelerated pace. Based on medical and scientific discoveries from the last decade, cancer testing is categorized into three types: diagnostic testing, prognostic testing, and predictive testing. Among these, predictive testing is the fastest-growing area, which clinicians use to anticipate which treatment options a patient is most likely to benefit from, delivering “personalized” or “precision medicine” tailored to that patient's needs. Personalized or precision medicine enables clinicians to determine if a patient will respond to specific cancer medications such as Herceptin®, Keytruda®, PIQRAY®, and Opdivo®, among others. Besides the direct benefits to patients, the precision medicine approach allows the healthcare system to save money by ensuring that expensive cancer drugs are given to those most likely to benefit from them. This type of testing enhances patient care and potentially saves lives by identifying optimized therapies more rapidly than was possible in previous years. The U.S. market for oncology testing is divided among numerous commercial and academically affiliated laboratories. The laboratories affiliated with academic institutions primarily provide clinical services to their affiliated university hospitals and associated physicians. NEOGENOMICS, INC. 7

We believe that several key factors are influencing the rapid growth of the cancer testing market: (i) each year, an increasing number of genes and genomic pathways are implicated in the development and clinical course of cancer, and cancer incidence rates are rising, with one in two men and one in three women likely to develop some form of cancer in their lifetime; (ii) new drugs are increasingly being targeted to specific cancer subtypes and pathways, necessitating companion diagnostic testing; (iii) heightened awareness among patients and payers regarding the value of molecular testing; (iv) reductions in the cost of molecular testing; (v) expanded coverage from third-party payers and Medicare for such testing; and (vi) health insurance coverage for uninsured Americans under the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act, both enacted in March 2010. These factors have driven significant growth in the market for this type of testing. Additionally, there is a growing emphasis on developing tests for monitoring purposes, including MRD and recurrence detection in cancer survivors, which could expand the use of specific tests and impact the cancer testing market. Intellectual Property Protection of our intellectual property is fundamental to the long-term success of our business. We rely on a combination of patents, trademarks, copyrights, trade secrets, license agreements, confidentiality agreements and procedures, non-disclosure agreements, and other contractual rights and obligations to protect the investments made into the development of our technology. Issued U.S. patents and their international counterparts currently in our patent portfolio that relate to various aspects of our technology and products are expected to expire between 2025 and 2045. To protect our brand and identity, the “NeoGenomics” and “Inivata” company names and certain logos have been trademarked with the United States Patent and Trademark Office. We intend to pursue additional intellectual property protection to the extent we believe it would advance our business objectives. Despite our efforts to protect our intellectual property rights, however, we may not be successful and our intellectual property rights may be invalidated, circumvented or challenged and found unenforceable. We also rely on trade secrets, including know-how, to protect our unpatented technology and other proprietary information, and to maintain and strengthen our competitive position. To mitigate the risk of trade secret misappropriation, it is our policy to enter into nondisclosure and confidentiality agreements with parties who have access to our trade secrets, such as our employees, collaborators, outside scientific collaborators, consultants, advisors and other third parties. We also enter into invention disclosure and assignment agreements with our employees and consultants that obligate them to assign to us any inventions they have developed while working for us. 2026 Focus Areas: We are committed to sustainable growth while transforming cancer care for patients and providers and enabling the delivery of precision oncology into the community care setting. Our focus for 2026 is to sustain a purpose driven culture that maintains excellence in service and performance while growing through targeted innovation and to further extend our market relevance in the areas of therapy selection and MRD. We expect the following initiatives to allow the Company to continue on its path to becoming one of the world’s leading comprehensive cancer testing companies, catering primarily to patients receiving their care in the community setting: Next Generation Precision Diagnostic Testing Solutions • Drive targeted product launches in therapy selection and MRD through our launch excellence program; and Execute on focused investment programs in solid tumor Next Generation MRD assay targeting ultra-sensitive testing. Our Community Channel Strength • Continue purposeful expansion into the community oncology market, leveraging the strategic position that we've established with community hospitals; and • Deliberately leverage partnerships to expand our market presence and accelerate our topline growth. Optimize and Win the Customer Experience • Maintain our focus on driving operational efficiency through automation, process improvement and platform upgrades; and • Continually improve the customer experience as a key competitive differentiator. Enhance Our People and Culture NEOGENOMICS, INC. 8 •

• Enhance our Neo Culture through increased accountability and improved cross-functional collaboration. Competitive Strengths In addition to the competitive strengths discussed below, we believe that our superior testing technologies and instrumentation, laboratory information systems, client education programs and domestic and international operations also differentiate NeoGenomics from its competitors. Turnaround Times We consistently focus on improving turnaround times for test results to our clients nationwide. By providing information to our clients in a timely manner, physicians can begin treating their patients as soon as possible. Timeliness of results from our clinical services is a driver of additional testing requests by referring physicians. Turnaround times allow for the performance of other adjunctive tests within an acceptable diagnosis window in order to augment or confirm results and more fully inform treatment options. Additionally, we believe that our rapid turnaround time on testing and our project milestones are key factors in our pharmaceutical development services. Comprehensive Oncology-Focused Test Menu We offer a comprehensive suite of technical and professional interpretation services to meet the needs of clients who are not credentialed and/or trained in interpreting various testing modalities and who require NeoGenomics' pathology specialists to interpret their testing results. In our global service offerings, our lab performs the technical component of testing and our MDs and PhDs provide the professional component of testing by interpreting the results of those tests. Our professional staff is also available for post-test consultative services. Clients using our global service offering rely on the expertise of our medical team to give them the answers they need in a timely manner to help inform their diagnoses and treatment decisions. Our Molecular and NGS test menus provide clients with the ability to order single gene molecular tests, targeted NeoTYPE panels that include the relevant and actionable genes for a particular cancer type, and the PanTracer portfolio and Neo Comprehensive panels, which include a broader range of genes and may be utilized in many different cancer types. Additionally, we offer a full range of sequencing testing, including whole exome sequencing as part of our pharmaceutical development services. National Direct Sales Force Our direct sales force has been trained extensively in cancer genetic testing and consultative selling skills to service the needs of clients. Our clinical services sales team is organized into ten regions in the United States – Northeast, Pacific North, South Central, South East, West, Mid-Atlantic, Mountain, Central, Great Lakes and Florida. Our sales team is focused on value- based care solutions and end-to-end client experience as a growth driver. For our pharmaceutical development services, we have a dedicated team of business development specialists who are experienced in working with sponsors and helping them with the testing needs of their pre-clinical development projects as well as Phase I, II and III studies. Our Oncology Data Solutions sales team is account focused and partners with sponsors in the Pharmaceutical and Biotech setting by providing data assets which support pre-clinical and commercial targeting and decision making. All sales representatives utilize our custom Customer Relationship Management System (“CRM”) to manage their territories, and we have integrated the key customer care functionality within our Laboratory Information Management System (“LIMS”) into the CRM so that our sales representatives can stay informed of emerging issues and opportunities within their areas of business. Our in-house customer care team is aligned with our field sales team to serve the needs of our clients by utilizing the same LIMS and CRM. Our field teams have transparency to see when a client calls the laboratory, the reason for the call and the resolution, and determine if face-to-face interaction is needed for follow-up. Our sales force educates clients on new test offerings and their proper utilization, and our representatives are often seen as trusted advisors by our clients. Seasonality The majority of our clinical testing volume is dependent on patients being treated by hematology/oncology professionals and other healthcare providers. The volume of our testing services generally declines modestly during the summer vacation season, year-end holiday periods and other major holidays, particularly when those holidays fall during the middle of the week. In addition, the volume of our testing tends to decline due to extreme adverse weather conditions, such as excessively hot or cold spells, heavy snow, and hurricanes or tornadoes in certain regions, consequently reducing revenues and cash flows in any affected period. For our pharmaceutical development services, we enter into both short-term and long-term contracts, ranging from one month to several years. While the volume of this testing is not as directly affected by seasonality as described above, the testing volume does vary based on the terms of the contract. Our volumes are often based on how quickly sponsors can get patient enrollees for their trials and seasonality can impact how quickly patients are enrolled. Many of our long-term contracts NEOGENOMICS, INC. 9 contain specific performance obligations where the testing is performed on a specific schedule. In addition, this results in backlog that can be significant and highly dependent on pharmaceutical clinical trial enrollment. Due to multiple factors, including the timing of product launches and investments we make in our business, and the annual reset of patient deductibles, our revenue often increases over the course of the year, such that a modestly greater portion of our revenue is generated in the third and fourth quarters. Competition Our competitors within the broader genomics profiling space include laboratory companies such as Quest Diagnostics, Laboratory Corporation of America and ARUP. These are large national laboratories offering broad diagnostic tests that possess greater name recognition, larger client bases, and significantly greater financial resources and employ substantially more personnel than we do. We also face increased competition from laboratories that are more specialized and focused on particular areas such as liquid biopsies or large tissue based molecular panels such as Guardant Health, Inc., Natera, Inc., Exact Sciences Corp, Caris Life Science, Tempus AI, Inc. and Myriad Genetics, Inc. For our specialized clinical services, the genetic and molecular testing niche of the laboratory testing industry is highly competitive and, given the opportunities in this industry, we expect it to become even more competitive. Competitive factors in genetic and molecular testing generally include the reputation of the laboratory, range of services offered, pricing, convenience of sample collection and pick-up, quality of analysis and reporting, medical staff, timeliness of delivery of completed reports (i.e., turnaround times) and post-reporting follow-up for clients. Our diagnostic service competitors in the United States are numerous and include major national medical testing laboratories, hospital laboratories and in-house physician laboratories. Some of our competitors have greater financial resources and production capabilities than us. These companies may succeed in developing service offerings that are more effective than any that we have or may develop, and may also prove to be more successful than we are in marketing such services. In addition, technological advances or different approaches developed by one or more of our competitors may render our service offerings obsolete, less effective or uneconomical. We intend to continue our efforts to gain market share by offering a broad portfolio of tests with rapid turnaround times, wrap-around services, and solutions targeted to hospitals and community oncology segments. The addition of new tests (including proprietary ones) and enhanced post-test consultation services, as well as our ability to provide a differentiated end-to-end customer experience, will further enhance our efforts. We compete against many other Contract Research Organizations (“CROs”) and central reference laboratories to provide pharmaceutical development services. Many of these competitors are much larger and offer services across the healthcare spectrum. We believe that our exclusive focus on oncology, enabled by our expansive oncology testing menu and our high level of service, will allow us to continue to gain market share in this segment. Concentrations of Credit Risk Concentrations of credit risk with respect to revenue and accounts receivable are primarily limited to certain clients to which we provide a significant volume of our services, and to specific payers of our services such as Medicare and individual insurance companies. Dependence on Major Clients We market our services to pathologists, oncologists, other clinicians, hospitals, pharmaceutical companies, academic centers and other clinical laboratories throughout the United States and the United Kingdom. Our client base consists of a large number of geographically dispersed clients diversified across various client types. For the years ended December 31, 2025, 2024 and 2023, no single client accounted for more than 10% of revenue. Payer Mix The following table reflects our estimate of the breakdown of net revenue by type of payer for the years ended December 31, 2025, 2024 and 2023: NEOGENOMICS, INC. 10

NEOGENOMICS, INC.

	2025	2024	2023
Client direct billing	71 %	72 %	72 %
Commercial insurance	16 %	15 %	15 %
Medicare and other government	13 %	13 %	13 %
Self-pay	— %	— %	— %
Total	100 %	100 %	100 %

Insurance

We maintain professional liability and numerous other insurance policies. We believe that our present insurance is sufficient to cover currently estimated exposures, but we cannot ensure that we will not incur liabilities in excess of the policy coverage limits. In addition, although we believe that we will be able to continue to obtain adequate insurance coverage, we cannot be certain that we will be able to do so at an acceptable cost.

Human Capital Management

As of December 31, 2025, we had approximately 2,500 full-time equivalent employees including contracted pathologists.

Distinguished Medical and Scientific Team

Individuals comprising our medical and scientific team are specialists in the field of genetics and pathology. As of December 31, 2025, we employed or contracted with approximately 135 MDs and PhDs. We have many nationally recognized team members on staff, which is a key differentiator from many smaller laboratories. Our clients look to our staff for their expertise, often calling on our medical team to work on challenging cases or collaborate on their study design and on the interpretation of results from the studies. Our medical team is a key differentiator as we have a depth of medical expertise that many other laboratories cannot offer to pharmaceutical companies.

World-Class Culture

We promote a world-class culture through employee engagement, training and development, wellness, work-life balance, and communication initiatives. Human capital management, including the recruitment and retention of a talented, diverse and highly motivated workforce, is an essential component of our strategy for long-term value creation. We value our teammates and focus on driving employee engagement through internal programs, external outreach, and other internal collaborative initiatives.

Our commitment to maintaining an excellent workplace includes investing in ongoing opportunities for employee development. We are also committed to rewarding, supporting and developing our employees as they work toward our common purposes of saving lives by improving patient care. To that end, we offer a competitive comprehensive rewards package that includes competitive salaries, performance-based bonuses, equity grants, healthcare benefits, retirement savings plans, paid family leave, paid time off, wellness programs and discounts, tuition reimbursement and an Employee Assistance Program. We also drive high levels of performance and improvement by prioritizing training and development, and we motivate and develop our employees by providing them with opportunities for advancement and offering robust onsite and remote learning opportunities for employees at every stage in their career.

Government Regulation

The laboratory industry is subject to extensive governmental regulation domestically, at both the federal and state levels, and internationally. The applicable laws and regulations change frequently and we cannot be certain that the Company will not be subject to audit, inquiry, or investigation with respect to some aspect of its operations. The failure to comply with applicable laws, regulations, and reimbursement guidelines could have a material adverse effect on the Company's business. Significant areas of regulation are summarized below. For additional information about government regulation and laws applicable to our business, see "Item 1A. Risk Factors," including the risk factors entitled "Risks Relating to Government Regulation and Reimbursement."

Licensure, Accreditation, and Quality Standards

The Company operates laboratories domestically in Arizona, California, Florida, Georgia, Illinois, New Jersey, North Carolina, Tennessee, and Texas, and internationally in the United Kingdom. The laboratories are licensed as required by the states or countries in which they are located. All of our domestic laboratories are certified in accordance with the CLIA. Under CLIA, the Centers for Medicare & Medicaid Services ("CMS") establish various operational, personnel, facilities, administration, quality, and proficiency requirements for testing performed by a laboratory, intended to ensure testing

11

services are accurate, valid, and timely. CLIA certification is also a prerequisite to be eligible to bill federal and state health care programs, as well as many private insurers, for laboratory testing services. The sanctions for failure to comply with CLIA requirements include: suspension, revocation, or limitation of a laboratory’s CLIA certificate, which is necessary to conduct business; cancellation or suspension of the laboratory’s approval to receive Medicare and/or Medicaid reimbursement; and significant fines and/or criminal penalties. The loss or suspension of a CLIA certification could have a material adverse effect on the Company. CLIA also provides that a state may adopt laboratory regulations that are more stringent than those under federal law. For example, state laws may require that nonresident laboratories, or out-of-state laboratories, maintain an in-state laboratory license to perform tests on samples from patients who reside in that state. As a condition of state licensure, these state laws may require that laboratory personnel meet certain qualifications, specify certain quality control procedures or facility requirements or prescribe record maintenance requirements. The State of New York is one state that requires licensure of nonresident laboratories that perform tests on specimens from patients who live in New York, and our laboratories in Fort Myers, Florida; Aliso Viejo and Carlsbad, California; Nashville, Tennessee; Ramsey, New Jersey; and Houston, Texas therefore are licensed by the State of New York. Our laboratory in Cambridge, United Kingdom is accredited by CAP and actively participates in CAP’s proficiency testing programs for all tests offered by the Company. In addition, the Cambridge laboratory maintains ISO 15189 certification, which is administered separately from CAP accreditation and establishes international quality and competence standards specific to medical laboratories. CAP’s proficiency testing programs require participating laboratories to test specimens that they receive from an approved testing entity and return the results. The testing entity conducting the program analyzes the results and provides to the Company a quality control report assessing the results. The Company has a Quality Management System, and we strive to conduct our business in a manner that meets applicable regulatory and accreditation requirements and industry standards. The quality of care provided to clients and their patients is of paramount importance to us. We maintain quality control processes, including standard operating procedures, controls, performance measurement and reporting mechanisms. Our employees are committed to providing accurate, reliable, and consistent services. Any concerns regarding the quality of testing or services provided by the Company are quickly communicated to our Company management. We also frequently revise and improve our tests, and we work with laboratory equipment vendors to help ensure that our laboratory has the highest possible quality. Compliance with licensure, accreditation, and quality standards are verified through periodic inspections by agents of relevant regulatory agencies and accrediting organizations, and we believe we are in material compliance with all licensure, accreditation, and quality requirements. Compliance and Ethics Program The health care industry is highly regulated and scrutinized, including with respect to fraud, waste, abuse, unauthorized billing practices, and improper financial relationships between health care companies and their referral sources. The Office of Inspector General of the Department of Health and Human Services (“OIG”) has published compliance program guidance, including a General Compliance Program Guidance issued in November 2023 that is applicable to all health care companies and stakeholders, a specific Compliance Program Guidance for Clinical Laboratories issued in August of 1998, fraud alerts, and advisory opinions. The Company has implemented a robust Compliance & Ethics Program encompassing this guidance, which is overseen by our Board of Directors, to support compliance with the myriad of international, federal, and state laws, regulations, and governmental guidance applicable to our business. Our program employs a risk review-based approach to the development and implementation of standards of conduct, training and education of employees, monitoring and auditing Company practices, investigation, and response to reported or detected compliance issues. The Company provides a hotline for any employees who wish to anonymously or confidentially report suspected violations of our codes of conduct, policies and procedures, or laws and regulations. Employees are strongly encouraged to report suspected violations. The hotline does not replace other resources available to our employees, including supervisors, managers, and human resources staff but is an alternative channel available 24 hours a day, 365 days a year. The hotline forwards all reports to the Vice President of Compliance and Privacy, who is responsible for investigating, reporting to the Audit Committee, and documenting the disposition of each report. The hotline forwards any calls pertaining to the financial statements or financial issues to the Chairman of the Audit Committee. The Company strictly prohibits any retaliation against an employee who reports a compliance related issue in good faith. The Board of Directors has an Audit Committee that meets regularly to discuss all compliance-related issues that may affect the Company. The Company reviews its policies and procedures as new regulations and interpretations come to light to comply with applicable regulations. The Vice President of Compliance and Privacy reports quarterly to the Audit Committee on the effectiveness of the program. NEOGENOMICS, INC. 12

Laboratory Developed Tests The FDA has regulatory responsibility over instruments, test kits, reagents, and other medical devices used by clinical laboratories to perform diagnostic testing. High complexity and CLIA-certified laboratories such as ours frequently develop testing procedures intended exclusively for use by the developing laboratory to provide diagnostic results to customers. These tests are referred to as laboratory developed tests (“LDTs”). The regulatory framework governing LDTs is evolving, complex, and has been the subject of ongoing debate. LDTs are subject to CMS oversight through its enforcement of CLIA. The FDA has also claimed regulatory authority over LDTs but has historically exercised enforcement discretion with regard to most LDTs offered by CLIA-certified laboratories performing high complexity tests, and has not subjected these tests to FDA rules and regulations governing medical devices, including premarket review requirements. On May 6, 2024, the FDA published a final rule on the regulation of Laboratory Developed Tests (“LDTs”) which amended the FDA's regulations to make explicit that LDT's are devices under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”). As part of that final rule, the FDA issued a policy to phase out, over the course of four years, its general enforcement discretion approach to LDTs and also issued targeted enforcement discretion policies for certain categories of LDTs. On May 29, 2024, the American Clinical Laboratory Association (“ACLA”) filed a lawsuit against the FDA in the United States District Court for the Eastern District of Texas, challenging the FDA's final rule. A similar lawsuit was also filed by the Association for Molecular Pathology and that case has been consolidated with the ACLA action. On March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the FDA's final rule in its entirety, ruling that the FDA exceeded its statutory authority under the FD&C Act. As a result of this decision, the final rule will not take effect, and LDTs will continue to be regulated under the existing regulatory frameworks. Notwithstanding the court’s decision, future legislative, regulatory, or administrative actions could reintroduce FDA oversight of certain LDTs, which could increase compliance obligations and costs. It is possible that changes to FDA’s regulatory approach, whether triggered by legislation, the current presidential administration, or otherwise, may result in increased regulatory burdens and costs for us, including requiring us to seek marketing authorization for and maintain ongoing compliance for our existing tests, any modifications thereto, or any future tests we may develop. If the government begins to regulate our tests, it could require a significant volume of applications, which would be burdensome and potentially costly. Furthermore, governmental bodies could take a long time to review such applications and/or document responses if other laboratories were also required to file applications and/or document responses for each of their LDTs. In addition, we could be required to conduct clinical trials in order to support required applications, which could add cost, delay and uncertainty to the process of bringing our tests to market and maintaining compliance of our marketed tests. Our laboratory in Cambridge, United Kingdom does not conduct studies regulated by Good Laboratory Practice (“GLP”) or Good Clinical Practice (“GCP”). To hold human tissues for research and development purposes, the laboratory is registered with the UK Human Tissue Authority. Research studies conducted at the Cambridge laboratory have involved the use of in vitro diagnostic medical devices that may bear a European Conformity (“CE”) mark; however, these studies are not intended to provide clinical diagnoses or guide treatment for individual patients within the National Health Service or other healthcare settings. Instead, such studies are conducted solely for research purposes. Laws Governing Source Relationships The federal laws governing Medicare, Medicaid, and other federal health benefits, as well as other state and federal laws, regulate certain aspects of the relationships between health care providers, including clinical laboratories, and their referral sources, including physicians, hospitals, other laboratories, and other entities. We are subject to the federal Anti-Kickback Statute (“AKS”), which is a criminal felony statute, as well as similar state statutes and regulations, which prohibits the knowing and willful offer, payment, solicitation, or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing, or arranging for or recommending the ordering, purchasing, or leasing of items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Remuneration has been broadly interpreted to include anything of value, in cash or in kind, and thus can implicate financial relationships including payments not commensurate with fair market value, such as in the form of personnel, supplies, professional, or technical services, or anything else of value. If we are found to be in violation of the AKS or a similar state anti-kickback law, we could be subject to significant penalties, including fines, exclusion from participation in government and private payer programs, or obligations to refund amounts previously received from government payers. For additional information regarding the federal AKS and similar state anti-kickback laws, see Item 1A. Risk Factors, Risks Relating to Government Regulation and Reimbursement, “The failure to comply with Anti-Kickback laws may subject us to liability, penalties or limitation of operations.” In addition to the federal AKS, in October 2018, the U.S. Congress enacted the Eliminating Kickbacks in Recovery Act of 2018 (“EKRA”), as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for NEOGENOMICS, INC. 13

Patients and Communities Act (“SUPPORT Act”). EKRA is an all-payer anti-kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. As drafted, an EKRA prohibition on incentive compensation to sales employees, payments to group purchasing organizations (“GPOs”), or group practices is broader than the federal AKS. Significantly, EKRA permits the U.S. Department of Justice (the “DOJ”) to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but such regulations have not yet been issued. We are also subject to international laws and regulations, including the U.S. Foreign Corrupt Practices Act (“FCPA”) and the U.K. Bribery Act, relating to corrupt and illegal payments to, and contracting practices with regard to, government officials and others. The scope of the types of payments or other benefits covered by these laws is very broad and regulators are frequently using enforcement proceedings to define the scope of these laws. These laws include civil penalties for enterprises and criminal penalties and imprisonment for individuals. Any violation of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, cause us to incur significant costs and expenses, including legal fees, and result in a material adverse effect on our business. We could also suffer severe penalties, including criminal and civil penalties, disgorgement and other remedial measures. The obligation of the Company under these laws is to screen third parties who are hired to carry out certain services on behalf of the Company, to monitor for and report suspicious transactions, and to monitor direct and indirect payments to government officials and others. Because of the broad definitions of applicability of these laws, international clients or vendors working for government-owned entities are often considered to be governmental officials. The Company has implemented a program to comply with these laws and educates employees and its relevant vendors regularly on the requirements for vendor onboarding and conducting appropriate business interactions globally. Physician Self-Referral Laws The federal law referred to as the “Stark Law” prohibits payments for certain health care services, referred to as designated health services (“DHS”), rendered by entities with which referring physicians (or their immediate family members) have a financial relationship. A “financial relationship” includes both an ownership interest in and/or a compensation arrangement with a physician, both direct and indirect, and DHS includes, but is not limited to, laboratory services. The Stark Law prohibits an entity that receives a prohibited DHS referral from seeking payment from Medicare and Medicaid for any DHS services performed as a result of such a referral, unless an arrangement is carefully structured to satisfy every requirement of a regulatory exception. The Company endeavors to structure its financial relationships in compliance with the Stark Law and with similar state physician self-referral laws, and performs routine audits in furtherance of this compliance. Many states have promulgated self-referral laws and regulations similar to the federal Stark Law, but these vary significantly based on the state. In addition to services reimbursed by Medicaid or government payers, these state laws and regulations can encompass services reimbursed by private payers and paid by self-pay patients as well. Penalties for violating state self- referral laws and regulations vary based on the state but often include civil and criminal penalties, exclusion from Medicaid, and loss of licenses. Our financial arrangements with physicians are governed by the federal Stark Law and similar state self- referral laws, and we rely on certain exceptions to the Stark Law with respect to such relationships. If we are found to be in violation of the Stark Law or a similar state self-referral law, we could be subject to significant penalties, including fines, exclusion from participation in government and private payer programs, or obligations to refund amounts previously received from government payers. The False Claims Act The federal False Claims Act (“FCA”) prohibits any person or entity from knowingly presenting, or causing to be presented, to the U.S. government, or to a Medicare program contractor, a false or fraudulent claim for payment, knowingly making or using a false record or statement to have a false claim paid by the government, conspiring to defraud the U.S. government, or knowingly making or using a false statement to conceal an obligation to pay the government, or improperly retaining overpayments from the government. Following enactment of the Patient Protection and Affordable Care Act (“ACA”), claims resulting from violations of the federal AKS and knowing retention of overpayments are also considered false claims and could lead to liability under the FCA. Further, FCA liability may lead to exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. The FCA’s “whistleblower” or “qui tam” provisions are used with frequency to challenge the reimbursement practices of providers and suppliers. These provisions allow a private individual to bring an action on behalf of the government alleging that the defendant has submitted false claims for payment to the federal government. The government must decide whether to intervene in the lawsuit and whether to prosecute the case. If it declines to do so, the individual may pursue the case alone, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. The successful qui tam relator who brought the case is entitled to a portion of the proceeds and its attorneys’ fees and costs. As NEOGENOMICS, INC. 14 most qui tam cases are filed by current or former employees, an effective compliance program, as defined by the DOJ and OIG, plays a crucial role in reducing the Company’s exposure to liability. It is also a criminal offense, under Title 18 U.S. Code, Section 287, for a person or entity to make a claim against the United States or any department or agency, knowing the claim to be false, fictitious, or fraudulent. The penalty is a fine and imprisonment of up to five years. The federal FCA has been an effective enforcement tool for the federal government and many states have enacted similar false claims acts as well. The Company seeks to structure its arrangements with physicians and other clients to be in compliance with the AKS, Stark Law, state laws, and the FCA and to stay abreast of current developments and changes in the law and regulations. However, these laws and regulations are complex and subject to interpretation. Consequently, we are unable to ascertain with certainty that our arrangements and transactions will not be subject to scrutiny and, if scrutinized, will not result in sanctions or penalties. The Company has taken, and will continue to take, actions, including robust auditing and monitoring activities, to endeavor to ensure compliance with the myriad federal and state laws that govern our business. Medicare Payment Guidelines We have various billing arrangements with our clients and with third-party payers, including the Medicare program. When the Company bills the client for all, or a portion of, a laboratory test performed, we believe these client billing arrangements are priced competitively at fair market value. These client billing arrangements may implicate the Medicare program’s prohibition against charging the Medicare or Medicaid programs fees substantially in excess of the Company’s usual and customary charges. Given our participation in Medicare and Medicaid, we are subject to Medicare and Medicaid regulations related to billing those programs as well as agency subregulatory guidance regarding the same, the federal Stark Law, federal and state anti-kickback statutes, and the federal FCA and state equivalents. In light of the various federal regulations and guidance from the OIG, the Company seeks to price its products competitively while endeavoring to meet applicable statutes and regulations. Environmental Health and Safety The Company is subject to licensing and regulation under federal and state laws relating to the protection of the environment as well as human health and safety laws and regulations relating to the handling, transportation, and disposal of medical specimens, hazardous materials, and infectious and hazardous waste. Company laboratories are subject to applicable laws and regulations, primarily at the state level, relating to the management and disposal of regulated medical wastes, including laboratory specimens, and the Company generally utilizes outside vendors for disposal of such waste materials. In addition to its comprehensive regulation of health and safety in the workplace in general, the Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including clinical laboratories and other healthcare-related facilities, whose workers may be exposed to chemical hazards as well as biological, physical and safety hazards, including blood-borne pathogens such as HIV and hepatitis B and C viruses. These regulations, among other things, require work practice controls, personal protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize and mitigate exposure to, and transmission of, blood-borne pathogens and other types of hazards. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the U.S. Postal Service, the Office of Foreign Assets Control, and the International Air Transport Association. Other countries where the Company conducts business have similar laws and regulations concerning the environment and human health and safety with which the Company must also comply. The Company seeks to comply with all relevant environmental and human health and safety laws and regulations. Failure to comply could subject the Company to various administrative and/or other enforcement actions. Confidentiality and Security of Personal Information The Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) contains provisions that protect individually identifiable health information from unauthorized use or disclosure by covered entities and their business associates. The Office for Civil Rights of HHS (“OCR”), the agency responsible for enforcing HIPAA, has published regulations to address the privacy (the “Privacy Rule”) and security (the “Security Rule”) of protected health information (“PHI”) and notification of breaches of PHI (the “Breach Notification Rule,” and, collectively, the “HIPAA Rules”). The Company acts as a covered entity under HIPAA and has adopted policies and procedures designed to comply with HIPAA, including the HIPAA Rules. Many of the health care facilities and providers that refer specimens to the Company are also bound by HIPAA. HIPAA additionally requires that all providers that transmit claims for health care goods or services electronically utilize standard transaction and data sets and use standardized national provider identification codes. We believe that the Company has taken necessary steps to comply with HIPAA regulations. For example, the Company utilizes standard transaction data sets, and has obtained and implemented national provider identifiers, or NPIs, as the standard unique health identifier in filing and processing health care claims and other transactions. HIPAA violations may be subject to criminal and civil penalties. NEOGENOMICS, INC. 15

The Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), enacted as part of the American Recovery and Reinvestment Act (“ARRA”), extended the scope of HIPAA to permit enforcement against business associates, which are entities that use, access, store, or transmit PHI to provide certain services on behalf of covered entities, for HIPAA for violations. The HITECH Act also established new requirements to notify the OCR of a breach of PHI, and allows the state Attorneys General to bring actions to enforce violations of HIPAA. In certain circumstances, we act as a business associate under HIPAA and could be subject to such enforcement if we were to fail to comply with HIPAA as a business associate. In addition to the HIPAA Rules described above, the Company is subject to additional federal and state laws regarding the handling and disclosure of patient records and patient health information. Effective April 5, 2021, HHS published a final rule implementing the information blocking provisions (“Information Blocking Rules”) of the 21st Century Cures Act. The Information Blocking Rules prohibit covered actors, including healthcare providers, from engaging in activity that is likely to interfere with the access, exchanges, or use of electronic health information (“EHI”) unless such activity falls into one of eight exceptions. The Information Blocking Rules provide for civil monetary penalties for noncompliance by healthcare IT vendors and, separately, “appropriate disincentives” for noncompliance by healthcare providers. The HIPAA Rules do not supersede state laws that may be more stringent; therefore, we are required to comply with both federal privacy and security regulations as well as varying state privacy and security laws and regulations. These laws vary widely. For example, many states have implemented genetic testing and privacy laws imposing specific patient consent requirements and limiting the disclosure of genetic test results. Penalties for violation of state laws can include sanctions against a laboratory’s licensure as well as civil or criminal penalties. Additionally, private individuals may have a right of action against the Company for violations of a state’s privacy laws. We believe that we are in material compliance with current state laws regarding the confidentiality of health information, and we will continue to monitor and comply with new or changing state laws. Further, we are subject to certain comprehensive state laws governing the processing of personal information. In particular, the California Consumer Privacy Act (“CCPA”) took effect on January 1, 2020, and imposed privacy compliance obligations with regard to the personal information of California residents. This legislation created significant new requirements for identifying, managing, securing, tracking, producing, and deleting consumer personal information and granted new rights to California residents, including the right to opt out of their data being sold to a third party by the Company. The CCPA defines personal information extremely broadly as “information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular consumer or household.” Like the international privacy laws discussed below, this creates greater complexity in implementing a compliance program to support these requirements. The CCPA law became enforceable by the California Attorney General on July 1, 2020, and the Company has implemented significant mechanisms to promote compliance with this law. The CCPA’s protections have been expanded by the California Privacy Rights Act (“CPRA”), which became operational in most key respects on January 1, 2023. Similar laws continued to be proposed or passed at the U.S. federal and state level, including the Texas Data Privacy and Security Act, which took effect on July 1, 2024, the Oregon Consumer Privacy Act, which took effect on July 1, 2024, the Montana Consumer Data Privacy Act, which took effect on October 1, 2024, the Delaware Personal Data Privacy Act, which took effect on January 1, 2025, the Iowa Consumer Data Protection Act, which took effect on January 1, 2025, the Nebraska Data Privacy Act, which took effect on January 1, 2025, the New Hampshire Privacy Act, which took effect on January 1, 2025 and the New Jersey Data Privacy Act, which took effect on January 15, 2025, among other states. We expect that other states will enact similar legislation in the future, and we will be required to analyze the effect of each of these laws on our business. Relatedly, states continue to enact laws focusing on consumer health data that are similar to comprehensive data privacy laws, but impose more stringent consent requirements for consumer health data. These laws carry statutory damages and, in some cases, allow for a private right of action. These state laws will likely result in increased regulatory scrutiny of businesses' privacy and security practices, could lead to an increase in data privacy litigation, and will require additional compliance investment and potential business process changes. In addition to the data security breach reporting requirements under HIPAA, companies are subject to state breach notification laws. Each state enforces laws and regulations requiring companies to provide notice of a data security breach involving certain categories of personal information (e.g. Social Security Number, financial account information, or username and password). A company impacted by a data security breach may be required notify affected individuals, attorney general or other agencies within a certain time frame. If a company does not provide timely notice with the required content, it may be subject to civil penalties brought by attorneys general or affected individuals. Due to the Company’s international operations, we are also subject to a variety of international laws which serve to protect the personal data of individuals who are located in those countries. These laws include the European Union’s General Data Protection Regulation (“GDPR”), the United Kingdom GDPR, and similar privacy laws in other jurisdictions. These laws cover a broader range of data in addition to patient data including data of employees, clients, and other individuals whose data we hold. Like HIPAA, these laws contain regulatory requirements for both robust data privacy and security programs and require data breach reporting should personal data be used or disclosed in a manner not allowed under the laws. Penalties NEOGENOMICS, INC. 16 for violations of these laws can be significant; for instance, GDPR’s maximum penalties are up to the greater of 4.0% of a company’s annual global turnover or €20.0 million. Although the Company’s business is conducted primarily in the United States, we do receive some samples for clinical testing from countries outside of the United States, have employee data from European Union and the United Kingdom and we collect data of individuals internationally as part of the business, which obligates us to comply with these laws. We have developed privacy and security programs intended to meet these international obligations and continue to reassess and improve these programs continually. Available Information Our internet website address is www.neogenomics.com. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are available free of charge through our website as soon as reasonably practicable after we electronically file with or furnish them to the SEC and are available in print to any stockholder who requests a copy. Please note that our website address is provided in this Annual Report on Form 10-K as an inactive textual reference only. Information on our website shall not be deemed incorporated into, or to be part of, this Annual Report on Form 10-K. Additionally, the SEC maintains a website that contains reports, proxy statements, information statements, and other information regarding issuers, including us, that file electronically with the SEC at www.sec.gov. NEOGENOMICS, INC. 17

ITEM 1A. RISK FACTORS We are subject to various risks that may materially harm our business, financial condition, and results of operations. They are not, however, the only risks we face. Additional risks and uncertainties not presently known to us or that we currently believe not to be material may also adversely affect our business, financial condition, or results of operations. An investor should carefully consider the risks and uncertainties described below and the other information in this filing before deciding to purchase our common stock. If any of these risks or uncertainties actually occurs, our business, financial condition, or operating results could be materially harmed. In that case, the trading price of our common stock could decline or we may be forced to cease operations. Risk Factors Summary The following is a summary of the material risks that could adversely affect our business, financial condition or results of operations. Risks Relating to Our Business and Operations • We are dependent on key personnel and need to hire additional qualified personnel in order for our business to succeed. • If we are unable to keep pace with the rapid scientific and technological change characteristic to our industry, or to develop, or acquire licenses for, new or improved testing technologies, our competitive position, business, results of operations, and financial condition could be harmed. • We face the risk of capacity constraints, which could have a material adverse effect on our business, results of operations, and financial condition. • Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability. • We expect to make significant investments in the development of new genetic tests and other future products. New product development and commercialization involve a lengthy and complex process and we may be unable to develop or commercialize new products on a timely basis, or at all. • Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests. • The potential loss or delay of our material client contracts or of multiple contracts could adversely affect our results. • We may become involved in litigation, and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses and may adversely affect our business and results of operations. • We may be unable to obtain, maintain or enforce our intellectual property rights and may be subject to intellectual property litigation that could adversely impact our business. • Our provision of laboratory testing and related services in support of sponsor-led clinical trials and research studies may expose us to contractual, operational, regulatory, or reputational risks, including risks related to data integrity, turnaround times, and compliance with applicable quality standards. • Other manufacturers may discontinue or recall testing products used in our business. • We depend substantially upon third parties for payment of services, which reliance could have a material adverse effect on our cash flows and results of operations. • Business disruptions, including due to natural disasters, power loss, break-ins, global conflicts, political unrest, or unstable economic and market conditions, could have a material adverse effect on our business, results of operations, financial condition, and stock price. • We depend on information technology systems and maintain protected personal data, and a cyber-attack or other breach affecting these information technology systems or protected data could have a material adverse effect on our results of operations. • Performance issues, service interruptions, or price increases by our shipping carriers could adversely affect our business, results of operations, and financial condition, and harm our reputation and ability to provide our specialized clinical services on a timely basis. • We use biological and hazardous materials that require considerable expertise and expense for handling, storage, or disposal and may result in claims against us. • If we are unable to successfully manage the implementation of our Laboratory Information Management System (“LIMS”), our business and results of operations may be adversely affected. Risks Related to Our Common Stock and Indebtedness NEOGENOMICS, INC. 18

• The price of our common stock may fluctuate significantly. • Servicing our Convertible Notes require a significant amount of cash. We may not have sufficient cash flow from our business to pay our obligations under the Convertible Notes, which could adversely affect our financial condition and operating results. • We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes in cash or to repurchase the Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes. • The capped call transactions may affect the value of the 2028 Convertible Notes and our common stock. • Conversion of the Convertible Notes may dilute the ownership interest of existing stockholders or may otherwise depress the price of our common stock. Risks Relating to Government Regulation and Reimbursement • If the FDA were to begin to regulate Laboratory Developed Tests as medical devices it could require us to conduct additional clinical trials and obtain regulatory approval for our products, which could harm our business. • Healthcare reform efforts may impact our business and the pricing we receive for our services. • Changes in laws, regulations, contracting arrangements with payers, or payer policies, including steps taken by payers to control utilization and reimbursement of healthcare services, may adversely affect coverage or reimbursement for our specialized clinical services, which may decrease our revenues and adversely affect our results of operations and financial condition. • Failure to comply with laws and regulations regarding laboratory licensing and operations, including CLIA environmental, health, and safety laws and regulations such as the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, could result in fines and penalties and loss of licensure, and have a material adverse effect upon our business. • Our net revenue will be diminished if payers do not adequately cover or reimburse our services. • Our operations are subject to strict laws prohibiting fraudulent billing and other abuse, and our failure to comply with such laws could result in substantial penalties, including exclusion from participation in Medicare, Medicaid, and other governmental payer programs. • The failure to comply with fraud and abuse laws, including physician self-referral laws and anti-kickback laws, may subject us to liability, penalties, or limitation of operations. • If our agreements or arrangements with certain of our licensed physicians and/or professional associations owned by physicians are deemed invalid under state corporate practice of medicine and similar laws or federal law, or are terminated as a result of changes in state law, it could have a material impact on our results of operations and financial condition. • Failure to comply with federal, state and international laws related to privacy and security could result in fines, penalties, and damage to the Company’s reputation with clients and could have a material adverse effect upon the Company’s business. General Risk Factors • We may not be able to implement our business strategy, which could impair our ability to continue operations. • We may form strategic partnerships or make investments in companies or technologies that could negatively affect our operating results, distract management’s attention from other business concerns, dilute our stockholders’ ownership, and significantly increase our debt, costs, expenses, liabilities and risks. • If we are unable to successfully integrate future acquisitions with our legacy business, the anticipated benefits of such transaction may not be realized. • If goodwill and intangible assets that we recorded in connection with our acquisitions become impaired, we may have to take significant charges against earnings. • We may incur greater costs than anticipated, which could result in sustained losses. • We may face fluctuations in our results of operations and we are subject to seasonality in our business which could negatively affect our business operations. • The steps we have taken to protect our proprietary rights may not be adequate, which could result in infringement or misappropriation by third parties. • We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets. NEOGENOMICS, INC. 19

Risks Relating to Our Business and Operations We are dependent on key personnel and need to hire additional qualified personnel in order for our business to succeed. Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel. In particular, our success depends substantially on the continued efforts of our senior management team. The loss of the services of any of our executive officers, our medical staff, our laboratory directors or other key employees could have a material adverse effect on our business, results of operations, and our financial condition. Our future success also depends on our continuing ability to attract and retain highly-qualified managerial, scientific, and technical personnel as we continue to grow. Competition for such personnel is intense within the laboratory testing industry and we may not be able to retain our key managerial and technical employees or may not be able to attract and retain additional highly qualified managerial and technical personnel in the future. The inability to attract and retain the necessary managerial and technical personnel could have a material adverse effect upon our business, results of operations, and financial condition. Additionally, our ability to retain existing clients for our specialized clinical services and attract new clients is dependent upon retaining existing sales representatives and hiring and training new sales representatives, which are expensive and time- consuming processes. Our growth depends, in particular, on attracting, retaining and motivating highly trained sales personnel with the necessary scientific background and ability to understand our systems at a technical level to effectively identify and sell to potential new clients. We face intense competition for qualified sales personnel and our inability to hire or retain an adequate number of sales representatives could limit our ability to maintain or expand our business and increase sales. Even if we are able to increase our sales force, our new sales personnel may not commit the necessary resources or provide sufficient high-quality service and attention to effectively market and sell our services. If we are unable to maintain and expand our marketing and sales networks, or if our sales personnel do not perform to our standards, we may be unable to maintain or grow our existing business and our results of operations and financial condition will likely suffer accordingly. If a sales representative ceases employment, such termination could result in the loss of client goodwill based on the impairment of relationships developed between the sales representative and the healthcare professionals for whom the sales representative was responsible. This is particularly a risk if the representative goes to work for a competitor, as the healthcare professionals that are our clients may choose to use a competitor’s services based on their relationship with our former sales representative. If we are unable to keep pace with the rapid scientific and technological change characteristic to our industry, or to develop, or acquire licenses for, new or improved testing technologies, our competitive position, business, results of operations, and financial condition could be harmed. The market for genetic and molecular testing services is characterized by rapid scientific developments, evolving industry standards and client demands, and frequent new product introductions and enhancements. For example, new tests developed by our competitors may prove superior and replace our existing tests. Additionally, certain technological changes, such as advances in point-of-care testing, could reduce the need for the laboratory tests we provide. Our future success will depend in significant part on our ability to continually improve our offerings in response to both evolving demands of the marketplace and competitive service offerings. If we are unsuccessful in keeping pace with scientific and technological changes, or enhancing our products to meet evolving industry standards or developing client demands, our competitive position, business, results of operations, and financial condition may be materially and adversely affected. In addition, other companies or individuals, including our competitors, may obtain patents or other intellectual property rights that would prevent, limit or interfere with our ability to develop, perform or sell our solutions or operate our business or increase our costs. In addition, they could introduce new tests, technologies or services that may result in decreased demand for our services or cause us to reduce the prices of our services. Our success will depend, in part, on our ability to develop, acquire or license new and improved technologies on favorable terms and to obtain appropriate coverage and reimbursement for these technologies. We may not be able to negotiate acceptable licensing arrangements, and we cannot be certain that such arrangements will yield commercially successful diagnostic tests. If we are unable to license these testing methods at competitive rates, our research and development costs may increase as a result. In addition, if we are unable to license new or improved technologies to expand our testing operations, our testing methods may become outdated when compared with our competition and testing volume and revenue may be materially and adversely affected. We face the risk of capacity constraints, which could have a material adverse effect on our business, results of operations, and financial condition. We compete in the marketplace primarily on three factors: (i) the quality and accuracy of our test results; (ii) the speed or turnaround times of our testing services; and (iii) our ability to provide after-test support to those physicians requesting consultation. Any unforeseen increase in the volume of clients could strain the capacity of our personnel and systems, leading to unacceptable turnaround times or client service failures. In addition, as the number of our clients and specimens increases, NEOGENOMICS, INC. 20 our products, services, and infrastructure may not be able to scale accordingly. We may also not be able to hire additional licensed medical technologists that we need to handle increased volumes. Any failure to handle higher demand for our products and services could lead to the loss of established clients or could otherwise cause our clients to choose not to use us in the future, which could severely harm our business, results of operations, and financial condition. If our products do not meet the expectations of our clients and patients, our reputation, business and operating results could suffer. Our success depends on the market’s confidence that we can provide reliable, high-quality diagnostic testing and consultative services. We believe that our clients and their patients are likely to be particularly sensitive to product defects and errors in the use of our products, including if any inaccurate test results or incorrect interpretation or consultative services cause improper treatment of patients. Furthermore, if our competitors’ products do not perform to expectations, it may result in lower confidence in our tests as well. As a result, the failure of our products or services to perform as expected could significantly impair our reputation and adversely effect our business and operating results. In addition, we may be subject to legal claims arising from any defects or errors in our products. Increased competition, including price competition, could have a material adverse impact on our net revenues and profitability. The market for genetic and molecular testing services is highly competitive and, given the opportunities in this market within the laboratory testing industry, we expect competition to continue increasing. Our competitors within the broader genomics profiling space include laboratory companies such as Quest Diagnostics, Laboratory Corporation of America, and ARUP Laboratories. These are large national laboratories that possess greater name recognition, larger client bases, and significantly greater financial resources and employ substantially more personnel than we do. We also face increased competition from laboratories that are more specialized and focused on particular areas such as liquid biopsies or large tissue based molecular panels such as Guardant Health, Inc., Natera, Inc., Exact Sciences Corp, Caris Life Science, Tempus AI, Inc and Myriad Genetics, Inc. Our competitors may develop products and services that are superior to ours or that achieve greater market acceptance than our offerings. Many of our competitors have long established relationships with their clients and third-party payers. We cannot be certain that we will be able to compete successfully with these entities or other competitors in the future. The laboratory testing business is intensely competitive, both in terms of price and service. Pricing of laboratory testing services is often one of the most significant factors used by healthcare providers and third-party payers in selecting a laboratory. As a result of the laboratory testing industry undergoing consolidation, larger laboratory providers are able to increase cost efficiencies afforded by large-scale automated testing. This consolidation results in greater price competition. We may be unable to increase cost efficiencies sufficiently, if at all, and as a result, our net earnings and cash flows could be negatively impacted by such price competition. Additionally, we may also face changes in fee schedules, competitive bidding for laboratory services, or other actions or pressures reducing payment schedules as a result of increased or additional competition. Furthermore, many competitors are developing information technology-based tools to support the integration of next-generation sequencing testing into the clinical setting. These companies may also use their own tests or others to develop an integrated system which could limit our access to certain networks. See Part I, Item 1, “Business” in this Annual Report on Form 10-K for additional information about our competitors and competitive position. Also, in each of these markets, consolidation in our actual or potential client base results in increased competition for important market segments and fewer available clients. Consolidation among healthcare providers and the formation of buying groups have put pressure on pricing and sales of our products, and in some instances, required payment of fees to group purchasing organizations. Our success in these areas depends partly on our ability to enter into contracts with integrated health networks and group purchasing organizations. If we are unable to enter into contracts with these group purchasing organizations and integrated health networks on terms acceptable to us, our sales and results of operations may be adversely affected. Even if we are able to enter into these contracts, they may be on terms that negatively affect our current or future profitability. As a result of this and future consolidations, our client diversity may decrease and our business may be adversely affected. We expect to make significant investments in the development of new genetic and diagnostic tests and other future products. New product development and commercialization involve a lengthy and complex process and we may be unable to develop or commercialize new products on a timely basis, or at all. Our success depends on our ability to develop new tests and other related products while improving the performance, cost- effectiveness and timeliness of our existing products. We are seeking to develop new proprietary and non-proprietary genetic tests and build a pipeline for future products and services. Products that are under development have taken time and considerable resources to develop, and we may not be able to complete the development and commercialization of such NEOGENOMICS, INC. 21 products on a timely basis, or at all. For example, there can be no assurance that we will be able to successfully commercialize our MRD testing products or produce commercial products targeted towards CGP. Before we can commercialize any new products, we will need to expend significant funds in order to: • conduct substantial research and development, including validation studies and clinical studies; • further develop and scale our laboratory processes to accommodate different products, including the expansion of our medical staff and PhDs; • further develop and scale our infrastructure to be able to analyze increasingly large amounts of data; and • seek and obtain regulatory clearance or approvals of our new products, as required by applicable regulations. Our product development process involves a high degree of risk, and product development efforts may fail for many reasons, including: • failure of product to perform as expected, including defects and errors; • lack of validation data; or • failure to demonstrate the clinical utility of the product. We would need to commit substantial resources to commercialize, sell and market any new product or service we develop before it could be profitable, and the product or service may never be commercially viable. In developing a test, we must make numerous assumptions, often many years before a test is ready for use, regarding the commercial viability of a test, including with respect to our clients’ interest in a test, payers’ willingness to pay for a test, our costs to perform a test, and availability and attractiveness of competing offerings. As a result, it is possible that we may introduce a new product that uses technologies or methods of analysis that have been displaced by the time of launch, competes with one or more of our other products, addresses an opportunity that no longer exists or is smaller than anticipated, or produces data that provides less utility to our clients than anticipated or otherwise is not competitive at the time of launch. The expenses or losses associated with unsuccessful product development or launch activities, or a lack of market acceptance of our new products or services, could adversely affect our business, financial condition or results of operations. Ethical, legal and social concerns related to the use of genetic information could reduce demand for our tests. Genetic testing has raised ethical, legal and social issues regarding privacy rights and the appropriate uses of the resulting information. Governmental authorities could, for social or other purposes, limit or regulate the use of genetic information or genetic testing or prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Similarly, these concerns may lead patients to refuse to use, or clinicians to be reluctant to order, genetic tests even if permissible. These and other ethical, legal and social concerns may limit market acceptance of our genetic tests or reduce the potential markets for these tests, either of which could have an adverse effect on our business, financial condition or results of operations. The potential loss or delay of our material client contracts could adversely affect our results. The revenue attributable from our pharmaceutical development services may also fluctuate in the future, which could have an adverse effect on our financial condition and results of operations. Most of our pharmaceutical development clients can terminate our contracts without cause upon proper notice, and we experience termination or non-renewal of our pharmaceutical development contracts in the ordinary course of business. Our pharmaceutical development clients may delay, terminate or reduce the scope of our contracts for a variety of reasons beyond our control, including but not limited to actions by regulatory authorities, negative clinical results, lack of patient enrollment, lack of available financing or shifts in internal priorities. In addition, adverse speculation about our existing or potential relationships with our pharmaceutical development clients may be a catalyst for adverse speculation about us, our products and our technology, which can adversely affect our reputation and business. Delays, terminations or reductions in the scope of our contracts impact our ability to convert our contractually committed services into revenue for the Company. Our ability to realize the full benefits of our contractually committed services due to delay, cancellation or reduction in our client’s contractual commitments, would materially impact our revenues. In addition, the terminability of our contracts puts increased pressure on our quality control efforts, since not only can our contracts be terminated by clients as a result of poor performance, but any such termination may also affect our ability to obtain future contracts from the clients involved and others. We may become involved in litigation, and our insurance may not sufficiently cover all claims brought against us, which will increase our expenses and may adversely affect our business and results of operations. NEOGENOMICS, INC. 22

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including employment, commercial, product liability, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. For example, the development, marketing, sale, and performance of laboratory testing services expose us to the risk of litigation, including professional negligence or product liability claims, were someone to allege that our tests failed to perform as designed. We may also be subject to liability for errors in the test results we provide to pathologists and oncologists related to a misunderstanding of, or inappropriate reliance upon, the information we provide. Additionally, failure in our quality control procedures or the quality control procedures of our suppliers may result in, among other things, loss of sales and market acceptance of our tests, injury to our reputation and fines imposed by governmental agencies. Such matters and other litigation against us can be time- consuming, divert management's attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. In addition, damages assessed in connection with, and the costs of defending, any legal action could be substantial. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. We also may be faced with litigation claims that exceed our insurance coverage or are not covered under any of our insurance policies. In addition, litigation could have a material adverse effect on our business if it impacts our existing and potential client relationships, creates adverse public relations, diverts management resources from the operation of the business, or hampers our ability to otherwise conduct our business. Because litigation is inherently unpredictable, we cannot be certain that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition. We may be unable to obtain, maintain or enforce our intellectual property rights and may be subject to intellectual property litigation that could adversely impact our business. We may be unable to obtain or maintain adequate patent or other proprietary rights for our solutions or services or to successfully enforce our proprietary rights. In addition, we have in the past and may in the future be party to intellectual property litigation in our attempts to enforce or restrict the use of our intellectual property rights against third parties or defend ourselves against third parties claiming that we are infringing upon such third parties’ intellectual property rights. Our success depends in part on our ability to obtain, maintain and protect our intellectual property rights. We apply for patents covering our products, services and technologies and uses thereof, as we deem appropriate. However, obtaining, maintaining and enforcing patents is costly, time-consuming and complex. We may fail to apply for patents on important products, services or technologies in a timely fashion or at all, or we may fail to apply for patents in potentially relevant jurisdictions. We may not be able to file and prosecute all necessary or desirable patent applications, or maintain or enforce patents that may issue from such patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. The patent prosecution process can be time-consuming and expensive. To the extent our intellectual property rights offers inadequate protection, or is found to be invalid or unenforceable, we would be exposed to a greater risk of direct competition. If our intellectual property rights do not provide adequate coverage of our products, services or technology, our competitive position could be adversely affected, as could our business. If we are found to infringe on the proprietary rights of others, we could be forced to do one or more of the following: • cease developing, performing or selling solutions or services that incorporate the challenged intellectual property; • obtain and pay for licenses from the holder of the infringed intellectual property right; • redesign or re-engineer our tests; • change our business processes; or • pay substantial damages, court costs and attorneys' fees, including potentially increased damages for any infringement held to be willful. Our provision of laboratory testing and related services in support of sponsor-led clinical trials and research studies may expose us to contractual, operational, regulatory, or reputational risks, including risks related to data integrity, turnaround times, and compliance with applicable quality standards. We have conducted clinical trials and presently support many clinical trials run by third parties, which ordinarily involve testing an investigational drug on a limited number of individuals to evaluate the drug’s safety, determine a safe dosage range and identify side effects. Errors or omissions could occur during a clinical trial that may result in harm to study volunteers, or if unnoticed and regulatory approval is received, to consumers of the drug, or that may undermine the usefulness of the clinical trial or data from the clinical trial and may delay the entry of a drug to the market. In addition, failure to operate such NEOGENOMICS, INC. 23 clinical trials in accordance with the FDA, the U.S. Drug Enforcement Agency (“DEA”), and other applicable regulations, including good clinical practice and informed consent requirements, could result in disruptions to our operations. Our contracts with the pharmaceutical sponsors of clinical trials include provisions entitling us to be indemnified or entitling us to a limitation of liability. These provisions do not uniformly protect us against liability arising from certain of our own actions or those of our professional staff, such as gross negligence or misconduct. We could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by or exceeds the limits of a contractual indemnification provision, or in the event that a party who must indemnify us does not fulfill its indemnification obligations, or which is beyond the level of our insurance coverage. Other manufacturers may discontinue or recall testing products used in our business. We rely heavily on reagents, test kits and instruments manufactured by third parties in our testing services. From time to time, manufacturers have discontinued or recalled, and may in the future discontinue or recall, the reagents, test kits or instruments used by us to perform laboratory testing. Such discontinuations or recalls could adversely affect our costs, testing volume and revenues. We have had certain tests discontinued by manufacturers and have had to develop alternative solutions for our clients. We depend substantially upon third parties for payment of services, which reliance could have a material adverse effect on our cash flows and results of operations. Our business consists of clinical laboratories that provide medical testing services for doctors, hospitals, and other laboratories on patient specimens that are sent to our laboratories. In many cases, we bill the patient’s insurance company or a government program for our services. As such, we rely on the cooperation of numerous third-party payers, including but not limited to Medicare, Medicaid, and various insurance companies, to get paid for performing services on behalf of our clients and their patients. The amount of such third-party payments is governed by contractual relationships in cases where we are a participating provider for a specified insurance company, or by established government reimbursement rates in cases where we are an approved provider for a government program such as Medicare or Medicaid. However, we do not have contractual relationships with some of the insurance companies with which we deal, nor are we necessarily able to become an approved provider for all government programs. In such cases, we are deemed to be a non-participating provider, and there is no contractual assurance that we will be able to collect the amounts billed to such insurance companies or government programs. Until such time that we become a participating provider with such insurance companies, there can be no contractual assurance that we will be paid for the services we bill to such insurance companies or patients, and such third parties may change their reimbursement policies for non-participating providers in a manner that may have a material adverse effect on our cash flow or results of operations. Insurance companies may also try to steer business away from us and towards in- network providers by sending letters to physicians and even imposing financial penalties if they continue to send us business. In addition, even when we are a participating provider, we often are subject to insurer requirements for prior authorization for our services. Those requirements can impose substantial administrative burdens, and can be challenging to satisfy, which can jeopardize our ability to perform, or to be paid for, testing. Separately, when new Current Procedural Terminology (“CPT”) codes are introduced by the American Medical Association (“AMA”) it often takes time for commercial insurance providers to recognize the new codes, which can significantly impact the timing of payments, if any, and can increase our days-sales- outstanding. Medicare has also, at times, issued codes or coding guidance that conflicts with the AMA CPT coding, which can cause confusion when secondary insurance is involved. Additionally, due to the fluctuating and uncertain nature of the reimbursement environment, including the amount that payers reimburse us for any of our services, we estimate the amount of revenue to be recognized at the time services are provided and record revenue adjustments if and when the cash subsequently received for the services differs from the revenue recorded. Due to this inherently uncertain nature of the reimbursement landscape, previously recorded revenue adjustments are not indicative of future revenue adjustments from actual cash collections, which may fluctuate significantly. Business disruptions, including due to natural disasters, power loss, break-ins, global conflicts, political unrest, or unstable economic and market conditions, could have a material adverse effect on our business, results of operations, financial condition, and stock price. Our operations and those of our suppliers, contractors, and consultants are impacted by disruptions from natural or man-made disasters, such as earthquakes, fires, floods, hurricanes, typhoons, tornadoes, extreme weather conditions, power outages, telecommunications failures, water shortages, break-ins, public health issues, medical epidemics, terrorist attacks, and other events beyond our control. Our operations are dependent in part upon our ability to protect our laboratory operations, including our information technology systems, against physical damage from natural or man-made disasters. Our headquarters in Fort Myers, Florida has been and may again be affected by severe weather. An increased frequency and/or severity of storms, hurricanes, or tornadoes as a result of climate change could impair our ability to operate by severely NEOGENOMICS, INC. 24 damaging our laboratory operations. We do not presently have an emergency back-up generator in place at our Tampa, Florida, Nashville, Tennessee, Atlanta, Georgia, or Phoenix, Arizona dry laboratory locations, which would otherwise mitigate to some extent the effects of a prolonged power outage. If operations of our suppliers are affected by a man-made or natural disaster or other business interruptions, our ability to obtain laboratory and research supplies for our products and services, for example, could be disrupted. Similarly, strikes, severe weather, natural disasters, or other service interruptions by delivery services we use would adversely affect our ability to receive and process patient samples on a timely basis and, accordingly, our ability to compete with other providers of similar services. The occurrence of any of these events could result in interruptions, delays, or cessations in service to clients, which could have a material adverse effect on our business, results of operations, and financial condition. Although we maintain general liability insurance or natural disaster insurance policies, such policies and other applicable insurance policies that we maintain may not fully cover any resulting damages arising from natural disasters or similar events. In addition, our results of operations depend on general conditions in the global economy and in global financial markets. The significant volatility associated with geopolitical tensions, including with China, and global conflicts, such as those between Russia and Ukraine and Israel and Hamas, have caused instability and disruptions in the capital and credit markets. Global economic conditions continue to be volatile and uncertain in the U.S. and abroad. Our operations are affected by economic and political changes in the markets, including higher inflation rates, increasing interest rates, supply chain disruptions, recessions, trade restrictions, tariff increases or new tariffs, and economic embargoes imposed by the U.S. Recently announced tariffs and escalation of trade disputes pose a risk to our business and have the potential to negatively impact our revenue and constrain our profits through increased expenses and weakened demand for our products and services resulting in pressure on prices we charge. Our general business strategy may be adversely affected by any economic downturn of this nature, volatile business environment or continued unpredictable and unstable market conditions. International trade disputes, including United States trade tariffs and retaliatory tariffs, could adversely impact our overall financial condition, results of operations, or cash flows. Changes in United States trade policy, including recently announced or potential future tariffs, could have a material adverse impact on our overall financial condition, results of operations, or cash flows. The imposition of new tariffs or increases in existing tariffs on goods imported from or expected to be imported from countries where we or our suppliers operate could result in higher costs for materials or components essential to our operations. These increased costs may reduce our margins, necessitate price adjustments, or impact the affordability and competitiveness of our offerings. Additionally, retaliatory tariffs imposed by other countries on U.S. exports could delay delivery of supplies to us and adversely affect our ability to operate or grow in international markets in which we operate, including the UK. If we are unable to effectively mitigate these risks through supply chain adjustments, pricing strategies, or other measures, our financial performance and growth trajectory could be materially affected. We depend on third parties for our laboratory and research equipment and supplies. If these supplies or services become unavailable or are disrupted, we would have to seek alternate suppliers, and we may not be able to successfully perform our research, operate our business, or perform our tests on a timely basis. We order our laboratory and research supplies from large national laboratory supply companies. While we do not depend on a concentrated, limited number of suppliers, we do rely on our suppliers for the specific reagents or other equipment, including sequencers, that are necessary to the performance of our research and development functions, the operation of our business, and the performance of our tests on a timely basis. While we do not believe a short-term disruption from any one of these suppliers would have a material effect on our business, any such disruption could result in short-term impact on our turnaround time or gross margin, depending on the nature or extent of the disruption. Any long-term disruption in the global supply chain impacting the ability of national laboratory supply companies to source the laboratory and research equipment and supplies on which we rely would mean that we may not be able to obtain these equipment and supplies in commercial quantities at acceptable costs, or at all, which would have a material adverse effect on our business and results of operations. While we have not experienced material supply chain disruptions related to these global hostilities to date, we are unable to predict how these conflicts will develop or guarantee that we will not experience material supply chain disruptions in the future. We depend on our information technology systems and those of our third-party service providers and maintain protected personal data, and a cyber-attack or other breach affecting these information technology systems or protected data could have a material adverse effect on our business, reputation and results of operations. Our business, including our laboratory operations, depends, in part, on the continued performance of our information technology systems as well as those of our third-party service providers. While we have invested in the protection of data and information technology, our information technology systems are susceptible to a cyber-attack, malicious intrusion, NEOGENOMICS, INC. 25 breakdown, destruction, loss of confidential information or data (including credit card and other financial information), or other significant disruption. These systems have been and are expected to continue to be the target of malware and other cyber-attacks. The continued hybrid working environment following the COVID-19 pandemic has further increased the risk of cyber-attacks and other cybersecurity risks faced by us and our third-party service providers due to our reliance on the internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. In addition, third-party or rogue insider hacking attempts may cause our information technology systems and related products, protected data, or proprietary information to be compromised or stolen. Any such incidents could compromise our networks and the information stored there could be accessed, misused, publicly disclosed, lost, stolen or rendered, permanently or temporarily, inaccessible. A significant attack or other disruption could result in adverse consequences, including increased costs and expenses, manufacturing challenges or disruption, problems with product functionality, damage to client relations, lost revenue, and legal or regulatory penalties. Sustained system failures or interruption of our systems in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner, and/or bill the appropriate party. We also rely on the information technology systems of our third-party service providers for information technology services and application hosting. Their systems are also vulnerable to attack and damage or interruption from telecommunications or network failures, natural disasters, employee theft or misuse, human error, fraud, denial, or degradation of service attacks, sophisticated nation-state and nation-state supported actors or unauthorized access or misuse. Despite any security barriers implemented by these third parties to protect against such threats, which are largely beyond our control, the information technology systems of our third-party service providers may be compromised resulting in potential disruption of their services or loss of business information (including our proprietary and confidential information) stored by these third parties. We also collect, manage and process sensitive data, including protected health information subject to HIPAA and genetic information, in connection with the operation of our business and our service offerings. Breaches resulting in the loss or unauthorized access to or use of such information, including that of our employees, could result in violations of HIPAA, the HITECH Act, GDPR, and other federal, state, and international laws regarding the privacy, confidentiality, and security of such information. A breach of this protected information could result in adverse consequences, including regulatory inquiries or litigation, increased costs and expenses, including costs related to insurance and remediation of any security vulnerabilities, reputational damage, lost revenue, and fines or penalties. Insurance policies that may provide coverage with regard to such incidents may not cover any or all of the resulting financial losses. In addition, we collect and store intellectual property and proprietary business information owned or controlled by us or other third parties for our clients and payers. Cyber-attacks, security breaches, computer viruses, malware and other incidents could cause misappropriation, loss or other unauthorized disclosure of such information. Increasingly complex methods have been used in cyber-attacks, including ransomware, phishing, structured query language injections, social engineering schemes, and distributed denial-of-service attacks. A cyber-attack can also be in the form of unauthorized access or a blocking of authorized access. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. While we invest in our systems and technology and in the protection of our products and data to reduce the risk of an attack or other significant disruption, we cannot be certain that these measures and efforts will prevent future attacks or other significant disruptions to any of the systems on which we rely. Similarly, we cannot be certain that third-party information technology providers with which we contract will not suffer a significant attack or disruption that impacts clients, such as supply chain attacks. Any significant breach, attack, disruption, or failure of our information technology systems could adversely affect our business, results of operations, and financial condition. See “Cybersecurity – Risk management and strategy,” Item 1C of this Annual Report on Form 10-K for additional information. Our current and potential future use of artificial intelligence and machine learning may not be successful and introduces emerging risks and challenges to our business. We have implemented certain artificial intelligence (“AI”) technologies into various aspects of our operations, including our marketing, information technology and data security, financial analysis and lab services functions, and we may further expand our use of AI to improve productivity as the technology continues to evolve. Although we have implemented and continue to evaluate appropriate controls to ensure output quality, the use, development, and integration of AI and machine learning technologies present risks and challenges that could materially and adversely affect our business, financial condition, and results of operations. AI algorithms may be flawed, datasets may be insufficient or biased, and ineffective AI development or deployment could lead to compliance violations, cybersecurity risks, breaches of confidentiality and privacy obligations, noncompliance with applicable laws and regulations, threats to intellectual property rights, and the misuse of personally identifiable information, NEOGENOMICS, INC. 26 including protected health information. AI and machine learning technologies may also contribute to novel and urgent cybersecurity risks, including through the use by third parties of such technologies to launch more automated, targeted, and coordinated attacks. Additionally, the regulatory framework for AI and machine learning technologies is rapidly evolving, and it is possible that new laws and regulations will be adopted, or that existing laws and regulations may be interpreted in ways that would affect our business. Several jurisdictions, including Europe and the United States, have proposed or enacted laws governing AI, and we may be required to commit significant resources to modify and maintain business practices to comply with any applicable regulations concerning the use of AI, the nature of which cannot be determined at this time. Developing, testing, and deploying AI systems may increase our operating costs due to the nature of the computing costs involved in such systems. Our efforts to develop, acquire, or integrate these technologies may involve significant time, costs, and other resources, and may divert our management team’s attention and focus from executing on other elements of our strategy. We may also face increased competition from other companies that are using AI, some of which may develop more effective methods to deploy these technologies than we or any of our business partners have, which could impair our ability to compete effectively. Performance issues, service interruptions, or price increases by our shipping carrier could adversely affect our business, results of operations, and financial condition, and harm our reputation and ability to provide our specialized clinical services on a timely basis. Expedited, reliable shipping is essential to our operations. One of our marketing strategies principally highlights the reliability of our point-to-point transport of patient samples. We rely heavily on a single provider of transport services, FedEx Corporation (the “Carrier”), for reliable and secure point-to-point transport of patient samples to our laboratory and enhanced tracking of these patient samples. Should the Carrier encounter delivery performance issues such as loss, damage, or destruction of a sample, it may be difficult to replace our patient samples in a timely manner and such occurrences may damage our reputation and lead to decreased demand for our services and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. If the Carrier or we were to terminate our relationship, we would be required to find another party to provide expedited, reliable point-to-point transport of our patient samples. There are only a few other providers of such nationwide transport services, and we cannot be certain that we will be able to enter into arrangements with another provider on acceptable terms, if at all. Finding a new provider of transport services would be time-consuming and costly and result in delays in our ability to provide our specialized clinical services. Even if we were to enter into an arrangement with such alternative provider, we cannot be certain that they will provide the same level of quality in transport services currently provided to us by the Carrier. If the new provider does not provide the required quality and reliable transport services, it could adversely affect our business, reputation, results of operations, and financial condition. We use biological and hazardous materials that require considerable expertise and expense for handling, storage, or disposal and may result in claims against us. We work with hazardous materials, including chemicals, biological agents and compounds, blood samples, and other human tissue that could be dangerous to human health and safety or the environment. Our operations also produce hazardous and biohazardous waste products. We have an Employee Health & Safety Department that closely monitors the use of hazardous materials in our laboratory. Federal, state, and local laws and regulations also govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair business efforts. If we do not comply with applicable regulations, we may be subject to fines and penalties. In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes to employees and third parties. In the event of contamination or injury, we could be held liable for any resulting damages or penalized with fines, and any liability could exceed our resources. Although we maintain general liability insurance or workers’ compensation insurance policies, such policies and other applicable insurance policies that we maintain may not fully cover any resulting damages and fines arising from biological or hazardous waste. If we are unable to successfully manage the implementation of our Laboratory Information Management System (“LIMS”), our business and results of operations may be adversely affected. We are in the process of implementing LIMS, the integrated internal system we use to manage the processing, timeline and data reporting outputs for our laboratory workflows. LIMS focuses on improved accessioning workflows, real-time tracking, efficient sample management, and digitized quality control processes to enhance accuracy and efficiency in lab operations. We continue to make progress on our implementation process and additional implementation activities are expected to continue in phases over the next year. The successful implementation of LIMS is critical to our ability to provide important NEOGENOMICS, INC. 27 information to management, obtain and deliver test results, provide services and customer support, and otherwise operate our business. The implementation of LIMS is a complex, labor intensive, and time-consuming project, which involves substantial expenditures on system software and implementation activities. Any such implementation involves risks inherent in the conversion to a new system, including loss of information and potential disruption to our normal operations. The implementation and maintenance of LIMS has required, and will continue to require, the investment of significant financial and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Our results of operations could be adversely affected if we experience time delays or cost overruns during the LIMS implementation process, or if we are unable to reap the benefits we expect from LIMS. Any material deficiencies in the design and implementation of LIMS could also result in potentially materially higher costs and could adversely affect our ability to operate our business. Any of these consequences could have a material adverse effect on our business, financial condition and results of operations. Risks Related to Our Common Stock and Indebtedness The price of our common stock has, and may continue to, fluctuate significantly. The price of our common stock has been, and is likely to continue to be, volatile and it could decline substantially within a short period of time. The price of our common stock could fluctuate significantly for many reasons, including the following: • change in our leadership or Board of Directors; • future announcements concerning us or our competitors; • regulatory developments and enforcement actions bearing on advertising, marketing, or sales; • reports and recommendations of analysts and whether or not we meet the milestones and metrics set forth in such reports; • gaining or losing large clients or managed care plans; • introduction of new products or services and related insurance coverage; • acquisition or loss of significant manufacturers, distributors or suppliers, or an inability to obtain sufficient quantities of materials needed to provide our services; • quarterly variations in operating results; • business acquisitions or divestitures; • changes in the regulation of LDTs; • changes in governmental or third-party reimbursement practices and rates; and • fluctuations in the economy, political events, or general market conditions. In addition, stock markets in general and the market for shares of healthcare stocks in particular, have experienced extreme price and volume fluctuations in recent years, which frequently have been unrelated to the operating performance of the affected companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, companies that experience volatility in the market price of their securities have often faced securities class action litigation. Whether or not meritorious, litigation brought against us could result in substantial costs, divert our management's attention and resources and harm our ability to grow our business. Servicing our Convertible Notes requires a significant amount of cash. We may not have sufficient cash flow from our business to pay our obligations under the Convertible Notes, which could adversely affect our financial condition and operating results. In January 2021, we issued $345.0 million aggregate principal amount of our Convertible Notes. The Convertible Notes bear interest at a rate of 0.25% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2021. We may also incur additional indebtedness in the future. Our ability to make scheduled payments of the principal of, pay interest on, or refinance our indebtedness depends on our future performance, which is subject to economic, financial, competitive, and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our indebtedness and to make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional indebtedness or equity financing on terms that may not be favorable to us, or may be highly dilutive, or may not be available at all. Our ability to refinance the Convertible Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations. Any event of default or inability to otherwise satisfy our NEOGENOMICS, INC. 28 obligations with respect to our indebtedness could have a material adverse effect on our future operating results and financial condition. We may not have the ability to raise the funds necessary to settle conversions of the Convertible Notes in cash or to repurchase the Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to pay cash upon conversion or repurchase of the Convertible Notes. Holders of the Convertible Notes have the right to require us to repurchase their Convertible Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Convertible Notes) at a cash repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, if any. In addition, upon conversion of the Convertible Notes, unless we elect to deliver solely shares of our common stock to settle such conversion (other than paying cash in lieu of delivering any fractional share), we will be required to make cash payments in respect of the Convertible Notes being converted. However, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase the Convertible Notes or pay the cash amounts due upon their conversion. In addition, our ability to repurchase the Convertible Notes or to pay cash upon conversions of the Convertible Notes may be limited by applicable law, by regulatory authority, or by agreements governing our future indebtedness. Our failure to repurchase Convertible Notes at a time when the repurchase is required by the respective indenture or to pay any cash payable on future conversions of the Convertible Notes as required by such indenture would constitute a default under the indenture. A default under an indenture or the occurrence of the fundamental change may also lead to a default under any agreements governing our indebtedness we may incur in the future. If the repayment of any potential future indebtedness we may incur were to be accelerated upon an event of default related to our Convertible Notes, we may not have sufficient funds to repay the indebtedness and repurchase the Convertible Notes or make cash payments upon conversions thereof. The capped call transactions may affect the value of the Convertible Notes and our common stock. In connection with the issuance of the Convertible Notes, we entered into privately negotiated convertible note held transactions, referred to as capped call transactions, with certain option counterparties. Upon conversion of any of the Convertible Notes, we will satisfy our conversion obligation by paying or delivering, as the case may be, cash, shares of our common stock, or a combination of cash and shares of our common stock, at our election, and the capped call transactions are intended to reduce the potential dilution to our common stock (or, in the event a conversion of the Convertible Notes is settled in cash, to reduce our cash payment obligation) upon conversion of the Convertible Notes and/or offset some or all of any cash payments we are required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap. In connection with these transactions, the option counterparties or their respective affiliates may modify their hedge positions related to the capped call transactions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions prior to the maturity of the Convertible Notes (and are likely to do so during any observation period related to a conversion of Convertible Notes or following any repurchase or redemption of the Convertible Notes). This activity could also cause or avoid an increase or a decrease in the market price of our common stock or the Convertible Notes. In addition, the capped call transactions are complex, and they may not operate as planned. For example, the terms of the capped call transactions may be subject to adjustment, modification or, in some cases, renegotiation if certain corporate or other transactions occur. Accordingly, these transactions may not operate as we intend if we are required to adjust their terms as a result of transactions in the future or upon unanticipated developments that may adversely affect the functioning of the capped call transactions. Conversion of the Convertible Notes may dilute the ownership interest of our existing stockholders or may otherwise adversely effect the market price of our common stock. The conversion of some or all of the Convertible Notes may dilute the ownership interests of existing stockholders to the extent we deliver shares of our common stock upon conversion of any of the Convertible Notes. We have entered into capped call transactions with respect to the Convertible Notes to reduce the risk of dilution, but to the extent that the conversion price of the Convertible Notes exceeds the cap price of the capped calls or to the extent that the Convertible Notes are converted, such conversions and the corresponding issuance of common stock will dilute the ownership interests of our existing stockholders. The Convertible Notes may from time to time in the future be convertible at the option of their holders prior to their scheduled terms under certain circumstances. Any sales in the public market of the shares of common stock issuable upon such conversion could adversely affect prevailing market price of our common stock. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions, and the anticipated conversion of the Convertible Notes into shares of our common stock could depress the price of our common stock. NEOGENOMICS, INC. 29

Risks Relating to Government Regulation and Reimbursement If the FDA were to begin to regulate Laboratory Developed Tests as medical devices, it could require us to conduct additional clinical trials and obtain regulatory approvals for our products, which could harm our business. We frequently develop diagnostic tests for clients that cannot currently be provided using test kits approved or cleared by the FDA. Currently, all Laboratory Developed Tests (“LDTs”) are conducted and offered in accordance with the requirements of CLIA and individual state licensing procedures, and the FDA has had a policy of enforcement discretion with regard to LDTs. As addressed in Part I, Item 1, “Business— Licensure, Accreditation, and Quality Standards— Laboratory Developed Tests” in this Annual Report on Form 10-K, on April 29, 2024, the FDA’s final rule on the regulation of LDTs, which amended the FDA's regulations to make explicit that LDT's are devices under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), was vacated by the U.S. District Court for the Eastern District of Texas. As a result of this decision, the final rule will not take effect, and LDTs will continue to be regulated under the existing regulatory frameworks. We cannot be certain that FDA will not change its regulatory approach to LDTs, whether triggered by legislation, the change in presidential administration, or otherwise. In the event that the FDA begins to regulate our tests, it may require us to submit a premarket approval, premarket notification, or other application to permit commercial sales. This could require us to submit a significant volume of applications, which would be burdensome and potentially costly, and there is no guarantee we would be successful in obtaining such clearance or approval for our tests, which could harm our business. FDA also could require us to complete additional pre-market clinical testing to support a premarket approval or premarket notification application, which could delay the commencement or completion of clinical testing, significantly increase our test development costs, delay commercialization of any future tests, and interrupt sales of our current tests. Many of the factors that may cause or lead to a delay in the commencement or completion of clinical trials may also ultimately lead to delay or denial of regulatory clearance or approval. We also cannot be certain that FDA will not enact rules or guidance that could impact our ability to purchase materials necessary for the performance of our LDTs, such as products labeled for research use only. Should any of the reagents we obtain from third party suppliers and use in conducting our LDTs be affected by future regulatory actions, our business could be adversely affected by those actions, including increasing the cost of testing or delaying and limiting or prohibiting the purchase of reagents necessary to perform testing. Healthcare reform efforts may impact our business and the pricing we receive for our services. In March 2010, healthcare reform legislation known as the “Patient Protection and Affordable Care Act,” also known as the ACA, was passed into law. The ACA makes changes that are expected to significantly impact the pharmaceutical and medical device industries and clinical laboratories. For example, the ACA contains several provisions that seek to limit Medicare spending in the future. One key provision in the ACA is the establishment of “Accountable Care Organizations” (“ACOs”), under which hospitals and physicians are able to share savings that result from improved coordination of healthcare. ACOs continue to develop, and we cannot predict how the continued establishment and implementation of these new business models will impact our business. There is the possibility that value-based payment models, such as ACOs, will drive down the utilization and/or reimbursement rates for our services. We may not be able to gain access into certain ACOs. These changes could have an adverse and material impact on our operations. Following the 2016 election cycle, there were substantial efforts to repeal all or portions of the ACA. In December 2017, Public Law No. 115-97, which made changes to the tax code and included, among other things, a repeal of the ACA’s penalties for the individual mandate, a provision that required individuals to buy health insurance or pay a fine, became law. On June 17, 2021, the U.S. Supreme Court dismissed a judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Further judicial challenges or legislative and regulatory changes under the ACA are possible. The current and future policies and actions of the Trump administration may also significantly alter the current regulatory framework and the health care industry, including through any further challenges, extensions, changes or expansions of certain ACA provisions. These changes could have an adverse and material impact on our operations. Changes in laws, regulations, contracting arrangements with payers, or payer policies, including steps taken by payers to control utilization and reimbursement of healthcare services, may adversely affect coverage or reimbursement for our specialized clinical services, which may decrease our revenues and adversely affect our results of operations and financial condition. Governmental payers, as well as private insurers and private payers, have implemented and will continue to implement measures to control the cost, utilization, and delivery of healthcare services, including clinical laboratory and pathology services. Congress and federal agencies, such as CMS, have, from time to time, implemented changes to laws and regulations NEOGENOMICS, INC. 30 governing healthcare service providers, including specialized diagnostic service providers. These changes have adversely affected and may in the future adversely affect coverage for our services. We also believe that healthcare professionals may not use our services if third-party payers do not provide adequate coverage and reimbursement for them. These changes in federal, state, local, and third-party payer regulations or policies may decrease our revenues and adversely affect our results of operations and our financial condition. We will continue to be a non-contracted provider until such time as we enter into contracts with third-party payers with which we are not currently contracted. Because a portion of our revenues is from third- party payers with which we are not currently contracted, it is possible that we will be required to make positive or negative adjustments to accounting estimates with respect to contractual allowances in the future, which may adversely affect our results of operations, our credibility with financial analysts and investors, and our stock price. We face efforts by government payers to reduce utilization as well as reimbursement for laboratory testing services. Changes in governmental reimbursement may result from statutory and regulatory changes, prospective and/or retroactive rate adjustments, administrative rulings, and other policy changes. From time to time, legislative freezes and updates affect some of our tests that are reimbursed by the Medicare program under the Medicare Physician Fee Schedule (“MPFS”), or the Clinical Laboratory Fee Schedule (“CLFS”). The MPFS is updated on an annual basis. In the past, the MPFS was updated using a prescribed statutory formula (i.e., the sustainable growth rate formula). The Medicare Access and CHIP Reauthorization Act of 2015 (“MACRA”) repealed the previous statutory formula and specified new annual conversion factors for calendar years 2015 and beyond. If the new annual conversion factor results in negative reimbursement in future years, the resulting decrease in payment may adversely affect our revenue, business, operating results, financial condition, and prospects. In addition, recent laws have made changes to Medicare reimbursement for our tests that are reimbursed under the CLFS, many of which have already gone into effect. The Protecting Access to Medicare Act of 2014 (“PAMA”) made significant changes to how Medicare pays for clinical diagnostic laboratory tests under the CLFS. As part of the changes made under PAMA, beginning in 2017, Medicare CLFS reimbursement rates were to be based on the volume-weighted median of the private payer payment rates for these tests. This led to reductions from prior rates, and without further legislative changes, will continue to result in reductions as the Medicare CLFS reimbursement rate converges towards the median private payer rate. Reductions were capped at 10.0 percent per annum from 2017 through 2020, and this cap was set to increase to 15.0 percent for 2020. Subsequent legislation, including most recently the Continuing Appropriations and Extensions Act, 2025 that was passed in 2024, delayed the implementation of the 15.0 percent rate reduction cap to 2026 and extended the 15.0 percent rate reduction cap through 2028. The effectiveness of the rate reductions, as of January 31, 2026, further reduces Medicare program payments for CLFS tests. It is possible that additional reductions could be enacted in the future. CMS also adopts regulations and policies, from time to time, revising, limiting, or excluding coverage or reimbursement for certain of the tests that we perform. Likewise, many state governments are under budget pressures and are also considering reductions to their Medicaid fees. Further, Medicare, Medicaid, and other third-party payers audit for overutilization of billed services. Even though all tests performed by us are ordered by our clients who are responsible for establishing the medical necessity for the tests ordered, we may be subject to recoupment of payments, as the recipient of the payments for such tests, in the event that a third-party payer such as CMS determines that the tests failed to meet all applicable criteria for payment. When third-party payers like CMS revise their coverage regulations or policies, our costs generally increase due to the complexity of complying with additional administrative requirements. Furthermore, Medicaid reimbursement and regulations vary by state. Accordingly, we are subject to varying administrative and billing regulations, which also increase the complexity of servicing such programs and our administrative costs. Finally, state budget pressures have encouraged states to consider several courses that may impact our business, such as delaying payments, restricting coverage eligibility, service coverage restrictions and imposing taxes on our services. In certain jurisdictions, Palmetto GBA administers the Molecular Diagnostic Services Program (“MolDx”) and establishes coverage and reimbursement for certain molecular diagnostic tests, including many of our tests. To obtain Medicare coverage for a molecular diagnostic test (FDA-approved or LDT), laboratories must apply for and obtain a unique test identifier or what is known as a “Z” code. For newly developed tests or for established tests that have not been validated for clinical and analytical validity and clinical utility, laboratories must submit a detailed dossier of clinical data to substantiate that the test meets Medicare’s requirements for coverage. The field of molecular diagnostics is evolving very rapidly, and clinical studies on many new tests are still underway. We cannot be certain that some of our molecular tests will ever be covered services by Medicare, nor can we determine when the medical literature will meet the standard for coverage that Medicare Administrative Contractors have set. In November 2017, CMS initiated a national coverage analysis for the use of NGS diagnostic tests for patients with advanced cancer. The proposed decision memorandum was released and open to a public comment period. On March 16, 2018, CMS issued a final decision memorandum for NGS as a diagnostic laboratory test and determined it to be reasonable and NEOGENOMICS, INC. 31 necessary, and covered nationally when performed in a CLIA-certified laboratory, ordered by a treating physician, and all of the following requirements are met: (a) the patient has either recurrent, relapsed, refractory, metastatic, or advanced stages III or IV cancer; (b) the patient has either not been previously tested using the same NGS test for the same primary diagnosis of cancer or has had repeat testing using the same NGS test only when a new primary cancer diagnosis is made by the treating physician; and (c) the patient has decided to seek further cancer treatment (e.g., therapeutic chemotherapy). CMS also determined that the diagnostic laboratory test using NGS must have: FDA approval or clearance as a companion in vitro diagnostic; an FDA approved or cleared indication for use in that patient’s cancer; and results provided to the treating physician for management of the patient using a report template to specify treatment options. On January 27, 2020 CMS issued a final decision memorandum expanding coverage of a FDA approved or cleared NGS test when performed in a CLIA-certified laboratory, ordered by a treating physician, and all of the following requirements are met (a) the patient has ovarian or breast cancer; (b) the patient has clinical indications for germline (inherited) testing ; (c) the patient has a risk factor for germline (inherited) breast or ovarian cancer; and (d) the patient has not been previously tested with the same germline test using NGS for the same germline genetic content. In addition, the CMS final decision memo provides that Medicare Administrative Contractors may determine coverage of NGS tests when performed in a CLIA-certified laboratory, ordered by a treating physician, and all of the following requirements are met: (a) the patient has any cancer diagnosis; (b) the patient has a clinical indication for germline (inherited) testing of hereditary cancers; (c) the patient has a risk fact for germline (inherited) cancer; and (d) the patient not been previously tested with the same germline test using NGS for the same germline genetic content. These CMS changes to reimbursement for NGS testing could directly affect our revenue for these test types. In recent years, Medicare has encouraged beneficiaries to participate in managed care programs, known as “Medicare Advantage” programs, and has encouraged beneficiaries from the traditional fee-for-service Medicare program to switch to Medicare Advantage programs. This has resulted in rapid growth of health insurance and managed care plans offering Medicare Advantage programs and growth in Medicare beneficiary enrollment in these programs. Also, in recent years, many states have increasingly mandated that Medicaid beneficiaries enroll in managed care arrangements. If these efforts continue to be successful, we may experience a further shift of traditional Medicare and Medicaid fee-for-service beneficiaries to managed care programs. As a result, we would be required to contract with those private managed care programs in order to be reimbursed for services provided to their Medicare and Medicaid members. We cannot be certain that we will be successful in entering into agreements with these managed care programs at rates of payment similar to those we realize from our non-managed care lines of business. We expect the initiatives such as those described above to continue and, if they do, to reduce reimbursements for clinical laboratory services, to impose more stringent cost controls on clinical laboratory services and to reduce utilization of clinical laboratory services. These efforts, including changes in law or regulations that may occur in the future, may each individually or collectively have a material adverse impact on our business, results of operations, financial condition, and prospects. Failure to comply with laws and regulations regarding laboratory licensing and operations, including CLIA environmental, health, and safety laws and regulations such as the federal Occupational Safety and Health Administration Act and the Needlestick Safety and Prevention Act, could result in fines and penalties and loss of licensure, and have a material adverse effect upon our business. We are subject to extensive state and federal regulatory oversight regarding laboratory licensing and operations. Each of our laboratories must satisfy federal requirements under CLIA and maintain the appropriate CLIA Certificate for all testing performed at the lab. Notably, on September 23, 2025, CMS issued guidance that ended pandemic-era enforcement discretion for remote cytology screening using digital slides, requiring laboratories to ensure appropriate CLIA certification for remote cytology sites by March 2026. Additionally, most states have adopted various laws and regulations setting standards for laboratories performing clinical laboratory testing, and requiring laboratories to obtain and maintain a state laboratory license before the laboratory is authorized to perform testing. These state licensure laws address a host of requirements and often establish permissible and prohibited practices involving digital health, including but not limited to telehealth and telepathology. For example, in October 2025, New York State's Department of Health announced that, effective March 23, 2026, remote review of digital images of cytology slides will be permitted only if the review occurs at a site that holds its own New York clinical laboratory permit and separate CLIA certificate (remote review of other digital results and images remains permissible when the state’s remote-extension policy conditions are met). Periodic inspections or surveys are performed to determine whether our laboratory locations are compliant with CLIA requirements or with applicable state licensure or certification laws. If we fail to meet any applicable requirements of CLIA or similar state laws, that failure could adversely affect payment for our products and services, prevent their approval entirely, and/or interrupt the commercial sale and/or marketing of any products and services and otherwise cause us to incur significant expense. The sanctions for failure to comply with CLIA, state licensure requirements, or other applicable laws and NEOGENOMICS, INC. 32 regulations include the suspension, revocation, or limitation of the right to perform clinical laboratory services or receive compensation for those services, as well as the requirement to enter into a corrective action plan to monitor compliance, and the imposition of civil or criminal penalties or administrative fines. In addition, any new legislation or regulation or the application of existing laws and regulations in ways that we have not anticipated could have a material adverse effect on our business, results of operations, and financial condition. We are subject to licensing and regulation under federal, state, and local laws and regulations relating to the protection of the environment and human health and safety, including laws and regulations relating to the handling, transportation, and disposal of medical specimens, infectious and hazardous waste, and radioactive materials, as well as regulations relating to the safety and health of laboratory employees. The federal Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for healthcare employers, including clinical laboratories, whose workers may be exposed to blood-borne pathogens such as HIV and the hepatitis B virus. These requirements, among other things, require work practice controls, protective clothing and equipment, training, medical follow-up, vaccinations, and other measures designed to minimize exposure to, and transmission of, blood-borne pathogens. In addition, the Needlestick Safety and Prevention Act requires, among other things, that we include in our safety programs the evaluation and use of engineering controls such as safety needles, if found to be effective at reducing the risk of needlestick injuries in the workplace. Failure to comply with such federal, state and local laws and regulations could subject us to denial of the right to conduct business, fines, criminal penalties and/or other enforcement actions, any of which could have a material adverse effect on our business. In addition, compliance with future legislation could impose additional requirements for us, which may be costly. We may also be subject to laboratory regulations in foreign jurisdictions, including in the United Kingdom, and as we seek to expand our Advanced Diagnostics business into Europe, or as such jurisdictions adopt new licensure requirements, which may require review of our tests in order to offer them or may have other limitations such as restrictions on the transport of specimens necessary for us to perform our tests that may limit our ability to make our tests available outside of the U.S. Complying with licensure requirements in new jurisdictions may be expensive, time-consuming and subject us to significant and unanticipated delays. Our net revenue will be diminished if payers do not adequately cover or reimburse our services. There has been, and will continue to be, significant efforts by both federal and state agencies to reduce costs in government healthcare programs and otherwise implement government control of healthcare costs. In addition, private payers continually seek ways to reduce and control overall healthcare costs, and increasing emphasis on managed care in the United States will continue to put pressure on the pricing of healthcare services. Uncertainty exists as to the coverage and reimbursement status of new applications and services. Third-party payers, including governmental payers such as Medicare and private payers, are scrutinizing new medical products and services and may not cover or may limit coverage and the level of reimbursement for our services, or may impose processes, such as requirements for prior authorization, that can challenge coverage and reimbursement. Third-party insurance coverage may not be available to patients for any of our existing tests or for tests we discover and develop, and a substantial portion of the testing for which we bill our hospital and laboratory clients is ultimately paid by third-party payers. Likewise, any pricing pressure exerted by these third-party payers on our clients may, in turn, be exerted by our clients on us. If government and other third-party payers do not provide adequate coverage and reimbursement for our tests, it could adversely affect our operating results, cash flows and/or our financial condition. Our operations are subject to strict laws prohibiting fraudulent billing and other abuse, and our failure to comply with such laws could result in substantial penalties, including exclusion from participation in Medicare, Medicaid, and other governmental payer programs. We are subject to extensive federal, state and local laws and regulations in the U.S., including the following laws related to fraud and abuse: • the federal Anti-Kickback Statute (AKS), which prohibits knowingly and willfully offering, paying, soliciting, or receiving remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for, or recommending of an item or service that is reimbursable, in whole or in part, by a federal health care program; • the Eliminating Kickbacks in Recovery Act of 2018 (EKRA), which is an all-payer anti-kickback prohibition on, among other things, knowingly and willfully paying or offering any remuneration directly or indirectly to induce a referral of an individual to a clinical laboratory; • the federal physician self-referral prohibition (Stark Law or the Physician Self-Referral Law), which, absent an exception, prohibits a physician from making a Medicare referral for certain designated health services, including NEOGENOMICS, INC. 33 clinical laboratory services, if the physician or an immediate family member of the physician has an applicable financial relationship with the entity providing the designated health services; • the federal False Claims Act (FCA), which, among other things, imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment to, or improperly retaining overpayments from, the federal government; • the federal Civil Monetary Penalties Law, which prohibits, among other things, the offering or transfer of remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or Medicaid, unless an exception applies; • the Health Insurance Portability and Accountability Act of 1996 (HIPAA) fraud and abuse provisions, which created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private insurers, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services; and • other federal and state fraud and abuse laws, such as anti-kickback laws, prohibitions on self-referral and fee- splitting, and false claims acts, which may extend to services reimbursable by any third-party payer, including private insurers. Of particular importance to our operations is ensuring compliance with federal and state laws prohibiting fraudulent billing and the retention of overpayments. In particular, if we fail to comply with federal and state documentation, coding, and billing rules, we could be subject to liability under the federal FCA, including civil penalties, loss of licenses, and exclusion from the Medicare and Medicaid programs. If an entity is determined to have violated the federal FCA, it may be required to pay up to three times the actual damages sustained by the government, plus substantial civil penalties for each separate false claim. Further, FCA liability may lead to exclusion from participation in Medicare, Medicaid, and other federal healthcare programs. There are a number of potential bases for liability under the federal FCA. For example, liability arises when an entity knowingly submits, or causes another to submit, a claim for reimbursement to the federal government for a service which was not provided or which did not qualify for reimbursement. Submitting a claim with reckless disregard or deliberate ignorance of its truth or falsity could also result in liability under the FCA. Following enactment of the ACA, knowing retention of overpayments is also considered a false claim and could lead to liability under the FCA. The FCA’s “whistleblower” or “qui tam” provisions are used with frequency to challenge the reimbursement practices of providers and suppliers. Those provisions allow a private individual to bring an action on behalf of the government alleging that the defendant has submitted false claims for payment to the government. The government must decide whether to intervene in the lawsuit and whether to prosecute the case. If it declines to do so, the individual may pursue the case alone, although the government must be kept apprised of the progress of the lawsuit. Whether or not the federal government intervenes in the case, it will receive the majority of any recovery. The successful qui tam relator who brought the case is entitled to a portion of the proceeds and his or her attorneys’ fees and costs. In addition, various states have enacted laws modeled after the federal FCA, which prohibit submitting false claims for payment to the state, or, in some states, to commercial payers. If we fail to comply with federal and state documentation, coding, and billing rules, we could be subject to liability under analogous state laws as well as criminal liability through a variety of federal and state criminal statutes. The U.S. Department of Justice (“DOJ”), Office of Inspector General of the Department of Health and Human Services (“OIG”), and other government agencies have increased scrutiny of the healthcare industry in recent years and have investigated and commenced, civil and criminal litigation against healthcare companies related to financial arrangements with healthcare providers, regulatory compliance, product promotional practices, and documentation, coding and billing practices. Government investigations of clinical laboratories have been ongoing for a number of years and are expected to continue in the future. Governmental enforcement action or qui tam civil litigation against us may result in material costs and occupy significant management resources, even if we ultimately prevail. In addition, governmental enforcement action may result in substantial fines, penalties or administrative remedies, including exclusion from government reimbursement programs and entry into corporate integrity agreements with governmental agencies, which could entail significant obligations and costs. When we submit bills for our services to third-party payers, we must follow complex documentation, coding, and billing rules which are based on federal and state laws, rules and regulations, various government publications, and on industry NEOGENOMICS, INC. 34 practice. A large number of laboratories have entered into substantial settlements with the federal and state governments for alleged noncompliance under these laws and rules. Private payers have also brought civil actions against laboratories, which have resulted in substantial judgments. Failure to follow these rules could result in potential civil liability under the False Claims Act, under which extensive financial penalties can be imposed. It could further result in criminal liability under various federal and state criminal statutes. We submit thousands of claims for payment to governmental programs and private payers, and we cannot guarantee that there have not been errors in our claims. While we maintain a robust compliance program that includes consistent, detailed review of our documentation, coding, and billing practices, the rules are frequently vague, complex, and continually changing and we cannot be certain that governmental authorities, private insurers, or private whistleblowers will not challenge our practices. Such a challenge could result in a material adverse effect on our business. We therefore could be exposed to potential liability, penalties, or limitations on our operations due to failure to comply with significant government regulation and laboratory operations. Existing federal laws governing Medicare and Medicaid, as well as other state and federal laws, also regulate certain aspects of the relationship between healthcare providers, including clinical laboratories, and their referral sources, including physicians, hospitals and other laboratories. Some of these laws, including the federal AKS and the federal Stark Law contain extremely broad proscriptions. Violation of these laws can result in criminal or civil penalties, exclusion from participation in the Medicare, Medicaid, and other federal healthcare programs, repayment of reimbursement received related to services tied to any impermissible referrals, or civil monetary penalties, which may be significant, as well as potential FCA liability. Government authorities may determine that our arrangements with physicians and other clients do not comply with the federal AKS, Stark Law, and similar state laws, and may impose civil monetary penalties or exclude us from participation in federal healthcare programs based on our arrangements with physicians and other clients. The Company voluntarily conducted an internal investigation, with the assistance of outside counsel, that focused on the compliance of certain consulting and service agreements with federal healthcare laws and regulations, including those relating to fraud, waste, and abuse. Based on this internal investigation, the Company voluntarily notified the OIG of the Company’s internal investigation in November 2021. The Company’s interactions with regulatory authorities and the Company’s related review of this matter are ongoing. As of December 31, 2025, the Company has accrued a reserve of $11.2 million in other long-term liabilities on the Consolidated Balance Sheets for potential damages and liabilities associated with the federal healthcare program revenue received by the Company in connection with the agreements at issue that were identified during the course of this internal investigation. This reserve reflects management’s best estimate of the minimum probable loss associated with this matter. As a result of the internal investigation and ongoing interactions with regulatory authorities, the Company may accrue additional reserves for any related potential damages and liabilities arising out of this matter. At this time, the Company is unable to predict the duration, scope, result, or related costs associated with any further investigation, including by the OIG, or any other governmental authority, or what penalties or remedial actions they may seek. Accordingly, at this time, the Company is unable to estimate a range of possible loss in excess of the amount reserved. Determinations that the Company’s operations or activities do not, or did not, comply with laws or regulations, however, may result in the imposition of civil or criminal fines, penalties, disgorgement, restitution, equitable relief, exclusion from participation in federal healthcare programs or other losses or conduct restrictions, which could be material to the Company’s financial results or business operations. The federal Civil Monetary Penalties Law (“Federal CMP Law”) imposes civil monetary penalties and potential exclusion from Medicare and Medicaid programs on any person who offers or transfers remuneration to any patient, who is a Medicare or Medicaid beneficiary, when the person knows or should know that the remuneration is likely to induce the patient to receive medical services from a particular provider. The Federal CMP Law applies, among other things, to many kinds of inducements or benefits provided to patients, including complimentary items or services that are of more than nominal value. Government authorities may determine our operations and provision of services do not comply with the law and its interpretations and impose civil monetary penalties and exclude us from participation in Medicare and Medicaid for past or present practices related to patient incentive, coordination of care and need-based programs. Tests which are reimbursed by Medicare and other government payers (for example, State Medicaid programs) accounted for approximately 13%, 13% and 13% of our revenues for the years ended December 31, 2025, 2024 and 2023, respectively. The Medicare program imposes extensive and detailed requirements on diagnostic service providers, including, but not limited to, rules that govern how we structure our relationships with physicians, how and when we submit claims for reimbursement, and how we provide specialized diagnostic laboratory services. Further, we are prohibited from contracting with any individuals or entities who have been excluded from participation in Medicare or Medicaid and are listed on the OIG’s List of Excluded Individuals and Entities List (“LEIE”) or in the System for Award Management, which includes the previously independent Government Services Administration’s Excluded Parties List System (“GSA-EPLS”). Contracting with excluded individuals or entities, such as hiring an excluded person or contracting with an excluded vendor, can result in significant penalties. NEOGENOMICS, INC. 35

Our failure to comply with applicable Medicare, Medicaid, and other governmental payer rules could result in our inability to participate in a governmental payer program, an obligation to repay funds already paid to us for services performed, civil monetary penalties, criminal penalties, False Claims Act liability, and/or limitations on the operational function of our laboratory. If we were unable to receive reimbursement under a governmental payer program, a substantial portion of our revenues would be lost, which would adversely affect our results of operations and financial condition. The failure to comply with fraud and abuse laws, including physician self-referral laws and anti-kickback laws, may subject us to liability, penalties, or limitation of operations. We are subject to the federal Stark Law, as well as similar state statutes and regulations, which prohibit billing Medicare for certain designated healthcare services, which are referred to as DHS, rendered as a result of referrals by physicians to DHS entities with which the physicians (or their immediate family members) have a financial relationship unless an exception is met. A “financial relationship” includes both an ownership interest and/or a compensation arrangement with a physician, both direct and indirect, and DHS includes, but is not limited to, laboratory services. The Stark Law prohibits an entity that receives a prohibited DHS referral from seeking payment from Medicare for any DHS services performed as a result of such a referral, unless an arrangement is carefully structured to satisfy every requirement of a regulatory exception. The Stark Law is a strict liability statute, and thus any technical violation requires repayment of all “tainted” referrals, regardless of the intent, unless an exception applies. Penalties for violating the Stark Law may include the denial of payment to an entity for the impermissible provision of DHS, the requirement to refund any amounts collected in violation of the Stark Law, and substantial civil monetary penalties for each circumvention arrangement or scheme. Other implications of a Stark Law violation may include exclusion from Medicare and Medicaid programs, and potential False Claims Act liability, including via “qui tam” action. Further, many states have promulgated self-referral laws and regulations similar to the federal Stark Law, and these vary significantly based on the state. In addition to services reimbursed by Medicaid or government payers, these state laws and regulations can encompass services reimbursed by private payers and self-pay patients as well. Penalties for violating state self-referral laws and regulations vary based on the state, but often include civil penalties, exclusion from Medicaid, and loss of licenses. Our financial arrangements with physicians are governed by the federal Stark Law, and we rely on certain exceptions to the Stark Law with respect to such relationships. If we are found by the government to be in violation of the Stark Law, we could be subject to significant penalties, including fines as specified above, exclusion from participation in government and private payer programs and requirements to refund amounts previously received from government. Further, as our operations expand into new states and jurisdictions, we must continually evaluate whether our relationships with physicians comply with such new jurisdiction’s laws. This may require structural and organizational modifications to our relationships with physicians, which could adversely affect our results of operations and financial condition. We are subject to the federal AKS, which is a criminal felony statute that prohibits the knowing and willful offer, payment, solicitation, or receipt of any form of remuneration in return for referring, ordering, leasing, purchasing, or arranging for or recommending the ordering, purchasing, or leasing of items or services payable by Medicare, Medicaid, or any other federally funded healthcare program. Remuneration has been broadly interpreted to include anything of value, in cash or in kind, and thus can implicate financial relationships involving payments not commensurate with fair market value, such as in the form of office space, equipment leases, professional or technical services, or anything else of value. The AKS is an “intent-based” statute, meaning that a violation occurs when one or both parties intend the remuneration to be in exchange for or to induce referrals. In 2010, the ACA, amended the intent requirement of the AKS. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provides that a claim submitted for reimbursement for items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal False Claims Act. There are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions; however, the exceptions and safe harbors are drawn narrowly, and practices that do not fit squarely within an exception or safe harbor may be subject to scrutiny. Violations of the AKS may result in substantial civil or criminal penalties, including criminal fines, imprisonment, civil penalties under the Federal CMP Law, civil penalties and damages under the federal False Claims Act and exclusion from participation in the Medicare and Medicaid programs. If we face these penalties or exclusion from participation in Medicare and Medicaid, it could significantly reduce our revenues and could have a material adverse effect on our business. Further, non-compliant activities and unlawful conduct by sales and marketing personnel could give rise to significant risks under the AKS. We require extensive, comprehensive training of all sales and marketing personnel, but cannot guarantee that every staff member will comply with the training. Thus, we could face liability under the AKS for non-compliance by individuals engaged in prohibited sales and marketing activities. NEOGENOMICS, INC. 36

Further, most states have adopted similar anti-kickback laws prohibiting the offer, payment, solicitation, or receipt of remuneration in exchange for referrals, and typically impose criminal and civil penalties as well as loss of licenses. Some of these state laws apply to items and services paid for by private payers as well as by government payers. In addition, many states have adopted laws prohibiting the splitting or sharing of fees between physicians and non-physicians, as well as between treating physicians and referral sources. If we are found to be in violation of the AKS or a similar state anti-kickback law, we could be subject to significant penalties, including fines, exclusion from participation in government and private payer programs, or obligations to refund amounts previously received from government payers. We also could be required to restructure or terminate our contractual and other arrangements with physicians, which could result in a loss of revenue and have a material adverse effect on our business. In addition to the federal AKS, in October 2018, the U.S. Congress enacted EKRA as part of the Substance Use-Disorder Prevention that Promotes Opioid Recovery and Treatment for Patients and Communities Act. EKRA is an all-payer anti- kickback law that makes it a criminal offense to pay any remuneration to induce referrals to, or in exchange for, patients using the services of a recovery home, a substance use clinical treatment facility, or laboratory. As drafted, an EKRA prohibition on incentive compensation to sales employees, payments to group purchasing organizations (“GPOs”), or group practices is broader than the federal AKS. Significantly, EKRA permits the U.S. Department of Justice (the “DOJ”) to issue regulations clarifying EKRA’s exceptions or adding additional exceptions, but such regulations have not yet been issued. There is a risk that government enforcement authorities may take a contrary position with respect to the EKRA, given the lack of associated regulations to clarify or add exceptions. If we are found to be in violation of EKRA, we could be subject to significant penalties, including fines, sanctions and exclusion from participation in government and private payer programs. If our agreements or arrangements with certain of our licensed physicians and/or professional associations owned by physicians are deemed invalid under state corporate practice of medicine and similar laws or federal law, or are terminated as a result of changes in state law, it could have a material impact on our results of operations and financial condition. Some states have also adopted laws prohibiting the corporate practice of medicine, or prohibiting business corporations from employing physicians or engaging in activities considered to be the “practice of medicine.” In these states, we rely on service agreements with physicians and/or professional associations owned by physicians, to perform needed professional pathology services. We cannot be certain that a physician or physician’s professional organization will not seek to terminate an agreement with us on any basis, nor can we be certain that governmental authorities in those states will not seek termination of these arrangements on the basis of state laws prohibiting the corporate practice of medicine. Failure to comply with federal, state and international laws related to privacy and security could result in fines, penalties, and damage to the Company’s reputation with clients and could have a material adverse effect upon the Company’s business. In the U.S., HIPAA, as expanded through the HITECH Act and as implemented through the HIPAA Rules, and similar state laws contain provisions that require the electronic exchange of health information, such as claims submission and receipt of remittances, using standard transactions and code sets, which we refer to as “Standards,” and regulate the use and disclosure of patient records and other PHI. These provisions, which address security and confidentiality of patient information as well as the administrative aspects of claims handling, have very broad applicability and govern many healthcare providers, including physicians and clinical laboratories. Failure to comply with the Standards, the HIPAA Rules, and applicable state privacy and security laws, could result in material adverse effects on our business, results of operations, and our financial condition and could subject us to liability. The HIPAA Rules establish comprehensive federal standards with respect to the uses and disclosures of PHI by certain entities including health plans and healthcare providers, and set standards to protect the confidentiality, integrity, and availability of electronic medical records. The regulations establish a complex regulatory framework governing the use and disclosure of PHI, including, for example, the following: (i) the circumstances under which uses and disclosures of PHI are permitted or required without a specific authorization by the patient; (ii) a patient’s right to access, amend, and receive an accounting of certain disclosures of PHI; (iii) the content of notices of privacy practices describing how PHI is used and disclosed and individuals’ rights with respect to their PHI; and (iv) implementation of administrative, technical, and physical safeguards to protect privacy and security of PHI. The federal privacy regulations restrict our ability to use or disclose certain individually identifiable patient health information, without patient authorization, for purposes other than payment, treatment, or healthcare operations, as defined by HIPAA, except for disclosures for various public policy purposes and other permitted purposes outlined in the HIPAA Rules. The HIPAA Rules do not supersede state laws that may be more stringent; therefore, we are required to comply with both federal privacy and security regulations and varying state privacy and security laws and regulations. NEOGENOMICS, INC. 37

The HIPAA Rules also require healthcare providers like us to notify affected individuals, the Secretary of the U.S. Department of Health and Human Services, and in some cases, the media, when PHI has been “breached,” as defined by HIPAA. Many states have similar breach notification laws. In the event of a breach, we could incur substantial operational and financial costs related to mitigation and remediation, including preparation and delivery of notices to affected individuals. Additionally, HIPAA and its implementing regulations provide for significant civil fines, criminal penalties, and other sanctions for failure to comply with the privacy, security, and breach notification rules, including for wrongful or impermissible use or disclosure of PHI. Although the HIPAA statute and regulations do not expressly provide for a private right of action for damages, we could incur damages under state laws to private parties for the wrongful or impermissible use or disclosure of confidential health information or other private personal information. Additionally, HIPAA allows state Attorneys General to bring an action against a covered entity, such as us, for a violation of HIPAA. We insure some of our risk with respect to HIPAA security breaches, but operational costs and penalties associated with HIPAA breaches easily could exceed our insured limits. HIPAA imposes additional requirements, restrictions, and penalties on covered entities and their business associates to, among other things, deter breaches of security. As a result, in addition to the aforementioned reporting requirements, covered entities and their business associates may be required to take preventative and remedial actions, as well as face stringent sanctions for a breach. Our electronic health records system is periodically modified to meet applicable security standards. Despite our implementation of various security measures, our infrastructure may be vulnerable to computer viruses, break- ins, and other disruptive problems inadvertently introduced by authorized users such as employees and clients, or purposefully targeted by hackers and other cybercriminals which could lead to interruption, delays, or cessation in service to our clients. Further, such incidents, whether electronic or physical, could jeopardize the security of confidential information, including PHI and other sensitive information stored in our computer systems related to clients, patients, and other parties connected through us, which may deter potential clients and give rise to uncertain liability to parties whose security or privacy has been infringed. A significant security breach could result in fines, loss of clients, damage to our reputation, direct damages, costs of repair and detection, costs to remedy the breach, government penalties, and other expenses. We insure some of our risk with respect to security breaches but the occurrence of any of the foregoing events could have a material adverse effect on our business, results of operations, and our financial condition. In the United States, in addition to the HIPAA Rules described above, the Company is subject to additional federal and state laws regarding the handling and disclosure of patient records and patient health information. Effective April 5, 2021, HHS published a final rule implementing the information blocking provisions (“Information Blocking Rules”) of the 21st Century Cures Act. The Information Blocking Rules prohibit covered actors, including healthcare providers, from engaging in activity that is likely to interfere with the access, exchange, or use of EHI unless such activity falls into one of eight exceptions. The Information Blocking Rules provide for civil monetary penalties for noncompliance by healthcare IT vendors and, separately, “appropriate disincentives” for noncompliance by healthcare providers. HHS has announced the agency's “commitment to intensify enforcement activity” to stop information blocking. The HIPAA Rules do not supersede state laws that may be more stringent; therefore, we are required to comply with both federal privacy and security regulations as well as varying state privacy and security laws and regulations. These laws vary widely. For example, many states have implemented genetic testing and privacy laws imposing specific patient consent requirements and limiting the disclosure of genetic test results. Penalties for violation include sanctions against a laboratory’s licensure as well as civil or criminal penalties. Additionally, private individuals may have a right of action against the Company for violations of a state’s privacy laws. Numerous other federal, state, and international laws govern the collection, use, and disclosure of personal information and may complicate our compliance efforts. Failure to comply with these laws can result in the imposition of significant fines and impact our ability to process certain personal data. For example, in the U.S., the CCPA affords California residents expanded privacy rights and protections and provides for civil penalties for violations and a private right of action related to certain data security breaches. These protections have been expanded by the CPRA, which became operational in most key respects on January 1, 2023. Similar laws continued to be proposed or passed at the U.S. federal and state level, including the Texas Data Privacy and Security Act, which took effect on July 1, 2024, the Oregon Consumer Privacy Act, which took effect on July 1, 2024, the Montana Consumer Data Privacy Act, which took effect on October 1, 2024, the Delaware Personal Data Privacy Act, which took effect on January 1, 2025, the Iowa Consumer Data Protection Act, which took effect on January 1, 2025, the Kentucky Consumer Data Protection Act, which took effect on January 1, 2026, the Maryland Online Data Privacy Act, which took effect on October 1, 2025, the Minnesota Consumer Data Privacy Act, which took effect on July 31, 2025, the Nebraska Data Privacy Act, which took effect on January 1, 2025, the New Hampshire Privacy Act, which took effect on January 1, 2025, the New Jersey Data Privacy Act, which took effect on January 15, 2025, the Rhode Island Data Transparency and Privacy Protection Act, which took effect on January 1, 2026, and Tennessee Information Protection Act, which took effect on July 1, 2025, among other laws. A number of other states have passed laws related to the privacy and NEOGENOMICS, INC. 38 security of consumer health information and personal data which will become effective within the next two years, and more states have proposed legislation under consideration. Additionally, states continue to enact laws focusing on consumer health data that are similar to these comprehensive data laws, but impose more stringent consent requirements for consumer health data. These laws carry statutory damages, and in some cases allow for a private right of action. The legislative and regulatory landscape for privacy and data protection continues to evolve, and there has been an increasing amount of focus on privacy and data protection issues with the potential to affect our business, including laws in all 50 states requiring security breach notification in some circumstances. These and other laws could increase regulatory compliance risk, create liability for us or increase our cost of doing business. Outside of the U.S., the European Union's data privacy law, the GDPR, for example, imposes penalties of up to 4.0% of annual global revenue. The GDPR imposes a number of strict obligations and restrictions on the ability to process (which includes collection, analysis, and transfer of) personal data, including health data from performance of clinical tests, clinical trials and adverse event reporting. The GDPR also includes requirements relating to establishing a legal basis for processing personal data, the information provided to the individuals prior to processing their personal data or personal health data, notification of data processing obligations to the national data protection authorities, standards for binding vendors that process personal data, and the security and confidentiality of the personal data. Further, the GDPR prohibits the transfer of personal data to countries outside of the EU that are not considered by the European Commission to provide an adequate level of data protection, including to the United States, except if the data controller meets very specific requirements. In July 2020, the Court of Justice of the European Union (CJEU) invalidated the E.U.-U.S. Privacy Shield Framework, under which personal data could be transferred from the EEA to U.S. entities that had self-certified under the Privacy Shield scheme. This framework has been replaced by the E.U.-U.S. Data Privacy Framework for which the European Commission adopted an adequacy decision in July 2023. It is likely there will be legal challenges to this framework in the future, which could draw into question the legitimacy of other cross-border transfer mechanisms, including the standard contractual clauses which remain a commonly used mechanism used to transfer personal data from the EEA to the U.S. and other jurisdictions. These recent developments may require us to review and amend the legal mechanisms by which we make and/ or receive personal data transfers to/ in the United States. As supervisory authorities issue further guidance on personal data export mechanisms, including circumstances where the standard contractual clauses cannot be used, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results. General Risk Factors We may not be able to implement our business strategy, which could impair our ability to continue operations. Implementation of our business strategies will depend in large part on our ability to (i) attract and maintain a significant number of clients; (ii) effectively provide acceptable products and services to our clients; (iii) develop and license new products and technologies; (iv) obtain adequate financing on favorable terms to fund our business strategies; (v) maintain appropriate internal procedures, policies, and systems; (vi) hire, train, and retain skilled employees and management; (vii) continue to operate despite competition in the medical laboratory industry; (viii) be paid reasonable fees by government payers that will adequately cover our costs; (ix) establish, develop, and maintain our name recognition; and (x) establish and maintain beneficial relationships with third-party insurance providers and other third-party payers. Our inability to obtain or maintain any or all these factors could impair our ability to implement our business strategies successfully, which could have material adverse effects on our results of operations and financial condition. We may form strategic partnerships or make investments in companies or technologies that could negatively affect our operating results, distract management’s attention from other business concerns, dilute our stockholders’ ownership, and significantly increase our debt, costs, expenses, liabilities and risks. We may form strategic partnerships or make investments in companies or technologies that leverage our industry experience to expand our product offerings or distribution. We have limited experience with forming strategic partnerships, and we compete for those opportunities with others including our competitors, some of which have greater financial or operational resources than we do. We may not be able to identify suitable strategic partners, we may have inadequate access to information or insufficient time to complete due diligence, and we may not be able to complete such transactions on favorable terms, if at all. The success of any such strategic partnerships or investments will depend not only on our contributions and capabilities, but also on the property, resources, efforts and skills contributed by our strategic partners. Further, disputes may arise with strategic partners, due to conflicting priorities or conflicts of interests. We may not realize the anticipated benefits of any such strategic partnership or investment, and we may also experience losses related to NEOGENOMICS, INC. 39 investments in other companies, which could have a material negative effect on our results of operations and financial condition. We may seek to finance any such strategic partnerships or investments through the incurrence of debt, which could have a material adverse effect on our financial condition, results of operations and cash flows, or through the issuance of shares of our common stock as consideration, which would dilute the ownership of our stockholders. If we are unable to successfully integrate future acquisitions with our business, the anticipated benefits of such transactions may not be realized and our business, financial conditions, results of operations and cash flows may be adversely affected. We have made acquisitions of businesses, technologies and assets and may pursue additional acquisitions in the future. Acquisitions require us to devote significant management attention and resources to integrating the acquired company’s business practices and operations with our own. Potential difficulties we may encounter as part of the integration process, include the following: • the potential inability to successfully combine the acquired company’s business with our business in a manner that permits us to achieve the cost synergies expected to be achieved when expected, or at all, and other benefits anticipated to result from such transaction; • challenges optimizing the client information and technology of the two companies, including the goal of consolidating to one laboratory information system and one billing system; • challenges effectuating any diversification strategy, including challenges achieving revenue growth from sales of each company’s products and services to the clients of the other company; • difficulties offering products and services across our expanded portfolio; • the need to revisit assumptions about reserves, revenues, capital expenditures, and operating costs, including expected synergies; • challenges faced by a potential diversion of the attention of our management as a result of the integration, which in turn could adversely affect our ability to maintain relationships with clients, employees and other constituencies or our ability to achieve the anticipated benefits of such transaction; • the potential loss of key employees, clients, managed care contracts, or strategic partners, or the ability to attract or retain key management and other key personnel, which could have an adverse effect on our ability to integrate and operate the acquired business; • complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks, and other assets of each of the companies in a seamless manner that minimizes any adverse impact on clients, suppliers, employees, and other constituencies; • costs and challenges related to the integration of the acquired company’s internal controls over financial reporting with ours; and • potential unknown liabilities and unforeseen increased expenses. We cannot be certain that all of the goals and anticipated benefits of an acquisition will be achievable, particularly as achievement of the benefits is in many important respects subject to factors that we do not control. These factors would include the reactions of third parties with which we enter into contracts and do business and the reactions of investors and analysts. If we cannot successfully integrate our business with any future business we may acquire, we may fail to realize the expected benefits of such transaction, including the anticipated cost synergies, and our business, financial condition, results of operations and cash flows may be materially and adversely affected. We could also encounter additional transaction and integration costs or be subject to other factors that affect preliminary estimates. In the future, we may enter into transactions to acquire other businesses, products, services or technologies, which may ultimately be unsuccessful. If we do identify suitable candidates, we may not be able to make such acquisitions on favorable terms or at all. Any acquisitions we make may not strengthen our competitive position, and these transactions may be viewed negatively by investors, healthcare providers, patients and others. In addition to the risks outlined above, we may decide to incur debt in connection with an acquisition or issue our common stock or other securities to the stockholders of the acquired company, which would reduce the percentage ownership of our existing stockholders. We cannot predict the number, timing or size of future acquisitions or the effect that any such transactions might have on our operating results. NEOGENOMICS, INC. 40

If goodwill and intangible assets that we recorded in connection with our acquisitions become impaired, we may have to take significant charges against earnings. In connection with the accounting for our completed acquisitions, we recorded a significant amount of goodwill and intangible assets. Goodwill and indefinite-lived intangible assets are evaluated for impairment annually, or more frequently if conditions warrant, by comparing the carrying value of a reporting unit to its estimated fair value. Intangible assets with definite lives are reviewed for impairment when events or circumstances indicate that their carrying value may not be recoverable. Declines in operating results, sustained market declines and other factors that impact the fair values of our reporting units could result in an impairment of goodwill or intangible assets and a charge against earnings, which could materially adversely affect our results of operations or financial condition in future periods. During the year ended December 31, 2025, we recorded material impairment charges related to goodwill and certain intangible assets, reflecting changes in assumptions, operating performance, and market conditions. If these or other adverse conditions persist or worsen, or if our estimates and assumptions used in future impairment analyses differ from actual results, we may be required to record additional impairment charges, which could materially adversely affect our results of operations or financial condition in future periods. We may incur greater costs than anticipated in connection with implementing our business strategy, which could result in sustained losses. We use reasonable efforts to assess and predict the expenses necessary to pursue our business strategies. However, implementing our business strategy may require more employees, capital equipment, supplies, or other expenditure items than management has predicted, particularly as we continue to grow. Similarly, the cost of compensating additional management, employees, and consultants or other operating costs may be more than we estimate, which could result in ongoing and sustained losses. We may face fluctuations in our results of operations and we are subject to seasonality in our business which could negatively affect our business operations. Management expects that our results of operations may fluctuate significantly in the future as a result of a variety of factors, including, but not limited to: (i) the continued rate of growth, usage, and acceptance of our products and services; (ii) demand for our products and services; (iii) the introduction and acceptance of new or enhanced products or services by us or by competitors; (iv) our ability to anticipate and effectively adapt to developing markets and to rapidly changing technologies; (v) our ability to attract, retain, and motivate qualified personnel; (vi) the initiation, renewal, or expiration of significant contracts with any major clients; (vii) pricing changes by us, our suppliers, or our competitors; (viii) seasonality; and (ix) general economic conditions and other factors. Accordingly, future sales and operating results are difficult to forecast. Our expenses are based in part on our expectations as to future revenues and to a significant extent are relatively fixed, at least in the short term. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to our expectations would likely have an immediate adverse impact on our business, results of operations, and financial condition. In addition, we may determine from time to time to make certain pricing or marketing decisions or acquisitions that could have a short-term material adverse effect on our business, results of operations, and financial condition and may not result in the long-term benefits intended. Furthermore, in Florida, historically our largest referral market for laboratory testing services, a meaningful percentage of the population returns to their homes in the Northern United States to avoid the hot summer months. This, combined with our clients’ usual summer vacation schedules, typically results in a modest decline in the volume of our testing services during the summer vacation season. Because of all of the foregoing factors, our operating results in future periods could be less than the expectations of investors. See Part I, Item 1, “Business—Seasonality” in this Annual Report on Form 10-K for further discussion of the seasonality of our business. The steps we have taken to protect our intellectual property and proprietary rights may not be adequate, which could result in infringement or misappropriation by third parties. We regard our copyrights, trademarks, trade secrets, and similar intellectual property as critical to our success, and we rely upon trademark law, copyright law, trade secret protection, and confidentiality and/or license agreements with our employees, clients, partners, and others to protect our proprietary rights. While we will seek to protect those trademarks through timely renewal in applicable jurisdictions, the steps taken by us to protect our proprietary rights may not be adequate or third parties may infringe or misappropriate our copyrights, trademarks, trade secrets, and similar proprietary rights. In addition, other parties may assert infringement claims against us. We may be subject to claims that we or our employees have wrongfully used or disclosed alleged trade secrets. NEOGENOMICS, INC. 41

Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees or consultants have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of a former employer or other third parties. Litigation may be necessary to defend against these claims, and if we are unsuccessful, we could be required to pay substantial damages and could lose rights to important intellectual property. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. ITEM 1B. UNRESOLVED STAFF COMMENTS None. ITEM 1C. CYBERSECURITY Cybersecurity Risk Management and Strategy We have developed and implemented a cybersecurity and information security risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. We have adopted processes designed to identify, assess and manage material risks from cybersecurity threats. Those processes include response to and an assessment of internal and external threats to the security, confidentiality, integrity and availability of our data and information systems, along with other material risks to our operations. We regularly assess risks from cybersecurity threats; monitor our information systems for potential vulnerabilities; and test those systems pursuant to our cybersecurity policies, processes, and practices, which are integrated into our overall risk management program. We also rely on third parties, including cloud vendors, for various business functions. Our third-party services providers have access to our information systems and data, and we rely on such third parties for the continuous operation of our business operations. We select key third-party service providers based on several factors, including the type of data processed and the nature of services offered, and we oversee such key third party service providers by conducting vendor diligence upon onboarding and ongoing monitoring. To ensure the continued effectiveness of our information security controls, we regularly engage both internal and external experts to evaluate our program. The results of these evaluations are reviewed by senior management and reported to the Board. In addition, we proactively collaborate with key vendors, industry peers, and relevant government and law enforcement entities to remain informed about new threats and best practices. This integrated approach enables us to continuously refine our cybersecurity posture, helping protect the confidentiality, integrity, and availability of our systems and data, as well as evaluate and mitigate the risk of threats from third parties. To date, the Company is not aware of any cybersecurity threats, including any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition. However, as discussed under the heading “We depend on information technology systems and maintain protected personal data, and a cyber-attack or other breach affecting these information technology systems or protected data could have a material adverse effect on our results of operations” in Part I, Item 1A, “Risk Factors,” the Company remains subject to evolving cybersecurity risks that could have adverse impacts. Cybersecurity Governance and Oversight Consistent with our overall risk management governance structure, management is responsible for the day-to-day management of cybersecurity risk while our Board and its Audit Committee play an active, ongoing oversight role. Our information security program is overseen by the Chief Information Security Officer (“CISO”), who is responsible for establishing and executing our enterprise-wide cybersecurity strategy, policies, standards, architecture, and associated processes. The CISO has over 20 years of experience in technology and information security, including extensive leadership experience in the biotechnology and laboratory sectors, and possesses the requisite education, skills, experience, and industry certifications expected of an individual assigned to these duties. The CISO provides periodic updates on our cybersecurity risk profile to management's Technology Risk Management Committee and the Audit Committee of our board of directors. The CISO provides periodic updates to the Audit Committee, the full Board of Directors (the “Board”), our Chief Executive Officer, and other members of senior management, as appropriate. These updates typically address: • Evolving cyber risks and threats; • Progress on strategic initiatives to safeguard our information systems; • Cyber incident response preparedness and capabilities; NEOGENOMICS, INC. 42

• Findings from assessments of our information security program; and • Insights into the emerging threat landscape. ITEM 2. PROPERTIES We operate a network of laboratories. Our leases expire at various dates through 2041. We believe that these locations are sufficient to meet our needs at existing volume levels and, if needed, additional space will be available at a reasonable cost. We maintain laboratories at all of our facilities, as well as administrative offices at four of our locations. The following table summarizes our facilities by location and approximate square footage: Location Square Footage Fort Myers, Florida 150,000 Aliso Viejo, California 112,700 Ramsey, New Jersey 39,100 Houston, Texas 32,800 Durham, North Carolina 32,100 Carlsbad, California 28,600 Cambridge, United Kingdom 12,500 Nashville, Tennessee 7,800 Tampa, Florida 5,600 Phoenix, Arizona 4,700 Fresno, California 2,600 Chicago, Illinois 2,200 Plantation, Florida 100 Sarasota, Florida 100 ITEM 3. LEGAL PROCEEDINGS From time to time the Company is engaged in legal proceedings, including proceedings that arise in the ordinary course of business. For further information on legal proceedings, please refer to Note 15. Commitments and Contingencies, in the notes to our Consolidated Financial Statements. ITEM 4. MINE SAFETY DISCLOSURES Not applicable. NEOGENOMICS, INC. 43

PART II ITEM 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information Our common stock is listed on The Nasdaq Stock Market LLC under the symbol “NEO.” Holders of Common Stock As of February 13, 2026, there were 519 stockholders of record of our common stock. The number of record holders does not include beneficial owners of common stock whose shares are held in the names of banks, brokers, nominees or other fiduciaries. Dividends We have never declared or paid cash dividends on our common stock. We intend to retain all future earnings to finance operations and future growth and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Our financing arrangements contain certain restrictions on our ability to pay dividends on our common stock. Recent Sales of Unregistered Securities None. Issuer Purchases of Equity Securities The following table sets forth information concerning our purchases of common stock for the periods indicated: Period of Repurchase Total Number of Shares Purchased (1) Average Price Paid per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs October 1, 2025 - October 31, 2025 488 $ 7.91 — — November 1, 2025 - November 30, 2025 623 $ 9.78 — — December 1, 2025 - December 31, 2025 23,475 $ 12.00 — — Total 24,586 — — (1) The Company's 2023 Equity Incentive Plan was adopted on May 25, 2023 and amended on May 22, 2025 (as amended, the “2023 Plan”). The 2023 Plan replaced the Amended and Restated Equity Incentive Plan, as most recently amended on May 25, 2017 (the “Prior Plan”). Both the 2023 Plan and the Prior Plan allow participants to surrender already-owned shares having a fair market value equal to the required withholding tax related to the vesting of restricted stock. Pursuant to a share withholding election made by participants in connection with the vesting of such awards, all of which were outside of a publicly announced repurchase plan, we acquired from such participants the shares noted in the table above to satisfy tax withholding obligations related to the vesting of their restricted stock. The prices listed in the table above are averages of the fair market prices at which we valued shares withheld for purposes of calculating the number of shares to be withheld. NEOGENOMICS, INC. 44

Comparison of Cumulative Five Year Total Return We have presented below the cumulative total return to our stockholders of $100 during the period from December 31, 2020, through December 31, 2025, in comparison to the cumulative return on the S&P 500 Index, the Nasdaq Biotechnology Index (^NBI) and a customized peer group of five publicly traded companies during that same period. The peer group is made up of Exact Sciences Corporation, Laboratory Corporation of America Holdings, Myriad Genetics, Inc., Natera, Inc., and Quest Diagnostics, Inc. Several of our closest competitors are part of large pharmaceutical or other multi-national firms, or are privately held and, as such, we are unable to obtain financial information for them. Five Year Cumulative Total Return to Our Stockholders of $100 NeoGenomics S&P 500 ^NBI Peer Group 2020 2021 2022 2023 2024 2025 0 50 100 150 200 The results assume that $100 (with reinvestment of all dividends) was invested in our common stock, the index, and in the peer group and its relative performance tracked through December 31, 2025. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our common stock. The performance graph set forth above shall not be deemed incorporated by reference into any filing by us under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act except to the extent that we specifically incorporate such information by reference therein. ITEM 6. [RESERVED] ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS Introduction The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes thereto included in this Annual Report on Form 10-K. The information contained below includes statements of management’s beliefs, expectations, goals and plans that, if not historical, are forward-looking statements subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. For a discussion on forward-looking statements, see the information set forth in the introductory note to this Annual Report under the caption “Forward Looking Statements,” which information is incorporated herein by reference. For discussion and analysis pertaining to 2024 overview and highlights as compared to 2023, please refer to the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on February 18, 2025. Our Company NeoGenomics, Inc., a Nevada corporation (the “Company,” or “NeoGenomics”), and its subsidiaries provide a wide range of oncology diagnostic testing and consultative services, including technical laboratory services and professional interpretation of laboratory test results by licensed physicians or molecular experts who specialize in pathology and oncology. The Company operates a network of cancer-focused testing laboratories in the United States and the United Kingdom. NEOGENOMICS, INC. 45

2025 Overview and Highlights • We increased revenue by 10.1% compared to 2024; • We increased Adjusted EBITDA 9.5% or $3.7 million to positive $43.4 million compared to 2024; • We completed the acquisition of Pathline in April 2025; and • We successfully resolved the RaDaR ST patent litigation with no remaining claims pending against the Company in December 2025. Company Outlook Advances in science and technology are driving a proliferation of oncology therapies and associated diagnostic tests. These diagnostic tools and therapies are increasing survival and enhancing quality of life for cancer patients. As a leading provider of oncology diagnostics solutions serving practicing oncologists and pathologists as well as biopharmaceutical companies, NeoGenomics facilitates the adoption of these advanced oncology diagnostic tools beyond the academic environment into the community setting. We are continuously enhancing and expanding our test menu to ensure that providers and patients have access to leading edge solutions such as advanced molecular testing and state-of-the art digital pathology. Moreover, our team of MDs and PhDs, along with our highly-trained oncology-focused sales team, provides ongoing education to our clients to ensure that they remain abreast of cutting-edge developments in oncology. We are a leading provider of Heme oncology diagnostic testing, which includes molecular and NGS testing, and one of the key providers of solid tumor NGS testing solutions in the United States. Additionally, we are a trusted provider of specialized pharmaceutical development services, supporting pharmaceutical firms through the provision of laboratory testing, biomarker analysis, data generation, and related scientific support services in connection with sponsor-led research studies and clinical trials. We expect to continue to grow our business by offering a broad portfolio of tests with rapid turnaround times, wrap- around services, and solutions targeted to hospitals and community oncology segments. We believe that our exclusive focus on oncology, enabled by our expansive oncology testing menu and our high level of service, will further enhance our efforts. We believe increased value of testing and lower cost is extremely important to the healthcare industry and creates a competitive advantage. We expect to continue to invest in information technology, automation and best practices to continually improve our processes and drive down the cost of testing. We are also continuing to expand our test menu and expect to remain at the forefront of the ongoing revolution in cancer related genetic and molecular testing to achieve our vision of becoming one of the world’s leading cancer testing and information companies. Our focus for 2026 is to sustain a purpose driven culture that maintains excellence in service and performance while growing through targeted innovation and to further extend our market relevance in the areas of therapy selection and MRD. We expect the following initiatives to allow the Company to continue on its path to becoming one of the world’s leading comprehensive cancer testing companies catering primarily to patients receiving their care in the community setting: Next Generation Precision Diagnostic Testing Solutions • Drive targeted product launches in therapy selection and MRD through our launch excellence program; and Execute on focused investment programs in solid tumor Next Generation MRD assay targeting ultra-sensitive testing. Our Community Channel Strength • Continue purposeful expansion into the community oncology market, leveraging the strategic position that we've established with community hospitals; and • Deliberately leverage partnerships to expand our market presence and accelerate our topline growth. Optimize and Win the Customer Experience • Maintain our focus on driving operational efficiency through automation, process improvement and platform upgrades; and • Continually improve the customer experience as a key competitive differentiator. Enhance Our People and Culture • Enhance our Neo Culture through increased accountability and improved cross-functional collaboration. These critical success factors have been communicated throughout our Company. We have structured departmental goals around these factors and have created employee incentive plans in which every employee will have a meaningful incentive for our success. NEOGENOMICS, INC. 46 •

Regulatory Environment The FDA has regulatory responsibility over instruments, test kits, reagents, and other medical devices used by clinical laboratories to perform diagnostic testing. High complexity and CLIA-certified laboratories such as ours frequently develop testing procedures intended exclusively for use by the developing laboratory to provide diagnostic results to customers. These tests are referred to as laboratory developed tests (“LDTs”). The regulatory framework governing LDTs is evolving, complex, and has been the subject of ongoing debate. LDTs are subject to CMS oversight through its enforcement of CLIA. The FDA has also claimed regulatory authority over LDTs but has historically exercised enforcement discretion with regard to most LDTs offered by CLIA-certified laboratories performing high complexity tests, and has not subjected these tests to FDA rules and regulations governing medical devices, including premarket review requirements. On May 6, 2024, the FDA published a final rule on the regulation of Laboratory Developed Tests (“LDTs”) which amended the FDA's regulations to make explicit that LDT's are devices under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”). As part of that final rule, the FDA issued a policy to phase out, over the course of four years, its general enforcement discretion approach to LDTs and also issued targeted enforcement discretion policies for certain categories of LDTs. On May 29, 2024, the American Clinical Laboratory Association (“ACLA”) filed a lawsuit against the FDA in the United States District Court for the Eastern District of Texas, challenging the FDA's final rule. A similar lawsuit was also filed by the Association for Molecular Pathology and that case has been consolidated with the ACLA action. On March 31, 2025, the U.S. District Court for the Eastern District of Texas vacated the FDA's final rule in its entirety, ruling that the FDA exceeded its statutory authority under the FD&C Act. As a result of this decision, the final rule will not take effect, and LDTs will continue to be regulated under the existing regulatory frameworks. Notwithstanding the court’s decision, future legislative, regulatory, or administrative actions could reintroduce FDA oversight of certain LDTs, which could increase compliance obligations and costs. It is possible that changes to FDA’s regulatory approach, whether triggered by legislation, the current presidential administration, or otherwise, may result in increased regulatory burdens and costs for us, including requiring us to seek marketing authorization for and maintain ongoing compliance for our existing tests, any modifications thereto, or any future tests we may develop. If the government begins to regulate our tests, it could require a significant volume of applications, which would be burdensome and potentially costly. Furthermore, governmental bodies could take a long time to review such applications and/or document responses if other laboratories were also required to file applications and/or document responses for each of their LDTs. In addition, we could be required to conduct clinical trials in order to support required applications, which could add cost, delay and uncertainty to the process of bringing our tests to market and maintaining compliance of our marketed tests. We closely monitor changes in legislation and take specific actions to identify and estimate the impact of changes in legislation whenever possible as regulatory changes can affect reimbursement for clinical laboratory services. We do not anticipate significant changes to our revenue in 2026 resulting from known changes in legislation or rulemaking. Reportable Segment We operate under a single segment that encompasses a comprehensive range of services. This approach aims to streamline our operations and enhance our service offerings to our diverse client base, which includes community-based pathology and oncology practices, hospital pathology labs, reference labs, academic centers, and pharmaceutical companies. Revenue Streams Our revenue streams include: • Clinical cancer testing; • Interpretation and consultative services; • Molecular and NGS testing; • MRD testing; • Comprehensive technical and professional services offering; • Clinical trials and research; • Validation laboratory services; and • Oncology data solutions. NEOGENOMICS, INC. 47

Service Offerings Our clinical cancer testing services are designed to complement the work of community-based pathologists and oncologists, allowing them to expand their testing capabilities without significant investment in new technology or personnel. We offer both technical component (“TC” or “tech-only”) and professional component (“PC”) services, enabling our clients to participate in the diagnostic process. These services are designed to be a natural extension of, and complementary to, the services that clients perform within their own practices. We believe our relationship as a non-competitive partner to community-based pathology practices, hospital pathology labs, reference labs, and academic centers empowers them to expand their breadth of testing. We believe this enables them to provide a menu of services that could match or exceed the level of service found in any center of excellence around the world. Community-based pathology practices and hospital pathology labs may order certain testing services on a TC basis, allowing them to participate in the diagnostic process by performing the PC interpretation services without having to hire laboratory technologists or purchase sophisticated equipment needed for the TC tests. We also support our pathology clients with interpretation and consultative services using our own specialized team of pathologists for difficult or complex cases, as well as provide overflow interpretation services when requested. For oncology, dermatology, and other clinician practices that prefer a direct relationship with a laboratory for cancer-related genetic testing services, we typically offer a comprehensive service where we perform both the TC and PC components of tests. Larger clinician practices internalizing pathology interpretation services can benefit from our tech-only service offering, allowing them to participate in this diagnostic process while we handle the more complex molecular testing services. We are a leading provider of Heme oncology diagnostic testing, which includes molecular and NGS testing, and one of the key providers of solid tumor NGS testing solutions. These tests are interpreted by our team of molecular experts and are often ordered in conjunction with other testing modalities. NGS panels, one of our fastest-growing testing areas, enable clients to receive significant biomarker information from limited samples. These comprehensive panels can allow for faster treatment decisions for patients as compared to a series of single-gene molecular tests being ordered sequentially. Our broad molecular testing menu includes our PanTracer portfolio (PanTracer Tissue, PanTracer Tissue + HRD, PanTracer LBx) and Neo Comprehensive panels (Neo Comprehensive Heme Cancers and Neo Comprehensive Myeloid Disorders), which are applied across a broad range of cancer types, and NeoTYPE panels which target select genes relevant to a particular cancer type. Additionally, we have molecular-only and comprehensive NGS-targeted panels which combine DNA and RNA into a single workflow. This approach captures a full spectrum of genomic alterations, including mutations, fusions, copy number variations, and splicing mutations, as well as tumor mutation burden (TMB) and microsatellite instability (MSI) for solid tumors. These tests are complemented by IHC and FISH tests when necessary. This comprehensive molecular test menu allows our clients to obtain most of their molecular oncology testing needs satisfied from our laboratory. This is attractive to our clients as patient samples do not need to be split and then managed across several laboratories. The acquisition of Inivata in June 2021 enhanced our capabilities with oncology liquid biopsy technology including RaDaR®, which is designed to detect MRD and recurrence in plasma samples from patients with solid tumor malignancies. These molecular laboratory and NGS capabilities are expected to drive growth in the coming years. Our specialized pharmaceutical development services support pharmaceutical firms (“sponsors”) through the provision of laboratory testing, biomarker analysis, data generation, and related scientific support services in connection with sponsor-led research studies and clinical trials. These services may include assay development, analytical testing, sample analysis, and data reporting performed in accordance with applicable regulatory and quality standards. NeoGenomics does not sponsor, conduct, or control clinical trials, and sponsors retain responsibility for study design, regulatory submissions, trial conduct, and clinical decision-making. These services provide comprehensive support in oncology programs, including biomarker discovery, study design, and clinical trial testing. We aim to help clients discover the right content, refine biomarker strategies, and develop effective pathways for clinical trial testing. Our oncology data solutions, which involve the licensing of de-identified data to pharmaceutical and biotech customers in the form of either retrospective records or prospective deliveries of data, are designed to leverage our unique market position to solve real-world problems, such as identifying patients for clinical trials or providing clinical decision support tools for physicians and providers. This integration aligns with our broader service offerings to provide seamless, comprehensive support for both clinical and pharmaceutical clients. Strategic Focus We aim to provide a seamless and integrated service offering to our clients. Our operating approach allows us to leverage our expertise in oncology and molecular diagnostics to support both clinical and pharmaceutical clients more effectively. Our NEOGENOMICS, INC. 48 commitment to connecting patients with life-altering therapies and trials remains a core focus. We have invested in leading technologies to secure data and maintain transparency and choice for patients through our Notice of Privacy Practices. Critical Accounting Policies and Estimates The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. Please refer to Note 2. Summary of Significant Accounting Policies, to our Consolidated Financial Statements for a complete description of our significant accounting policies. Our critical accounting policies are those where we have made difficult, subjective, or complex judgments in making estimates and/or where these estimates can significantly impact our financial results under different assumptions and conditions. Our critical accounting policies are: • Goodwill; • Contingencies; and • Revenue Recognition and Accounts Receivable. Goodwill We evaluate goodwill on an annual basis in the fourth quarter, or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. We first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management performs a quantitative goodwill impairment test. The quantitative analysis is performed by comparing the fair value of the reporting unit to its carrying value. If the carrying value is greater than the estimate of fair value, an impairment loss will be recognized for the amount in which the carrying amount exceeds the reporting unit’s fair value. We estimate the fair values of our reporting units using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. During the third quarter of 2025, we performed a qualitative assessment to determine whether it was more likely than not that the fair values of our reporting units were less than their carrying values. Such qualitative factors included macroeconomic conditions, industry and market considerations, and other relevant events. As a result of the qualitative assessment, the Company determined that there were indicators that it was more likely than not that the fair values of its reporting units were less than their carrying values. Accordingly, the Company performed a quantitative analysis and determined the reporting units’ fair values exceeded the reporting units’ carrying values and there was no impairment of the recorded goodwill as of September 30, 2025. During the fourth quarter of 2025, we performed an updated qualitative assessment to determine whether it was more likely than not that the fair values of our reporting units were less than their carrying values. As a result of the qualitative assessment, we determined that it is not more likely than not that the fair value of our reporting units is less than their carrying amounts. Contingencies We accrue contingent losses when estimated impacts of various conditions, situations or circumstances involve uncertain outcomes. Contingent losses are recorded based on management judgment along with internal and external advice from legal counsel and/or technical consultants. Estimated losses from contingencies are recorded when both of the following conditions are met: (i) information available before the financial statements are issued (or available to be issued) indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (ii) the amount of loss can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Revenue Recognition and Accounts Receivable Our specialized clinical services are performed based on an online test order or a written test requisition form. The performance obligation is satisfied and revenues are recognized once the clinical services have been performed and the NEOGENOMICS, INC. 49

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results have been delivered to the ordering physician. Additionally, we enter into contracts to provide pharmaceutical development services and oncology data solutions. Revenue is recorded on a unit-of-service basis based on the number of units completed towards the satisfaction of a performance obligation.

Services are billed to various payers, including client direct billing, commercial insurance, Medicare and other government payers, and patients. Revenue is recorded for all payers based on the amount expected to be collected, which considers implicit price concessions. Accounts receivable related to clinical services are reported for all payers based on the amount expected to be collected, which also considers implicit price concessions. Implicit price concessions represent differences between amounts billed and the estimated consideration we expect to receive based on negotiated discounts, historical collection experience, assumptions in payer mix, and other anticipated adjustments, including anticipated payer denials. Collection of consideration we expect to receive typically occurs within 90 to 120 days of billing for commercial insurance, Medicare and other governmental and self-pay patients and within 60 to 90 days of billing for client payers.

The following table reflects our estimate of the breakdown of net revenue by type of payer for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Client direct billing	71 %	72 %	72 %
Commercial insurance	16 %	15 %	15 %
Medicare and other government	13 %	13 %	13 %
Self-pay	— %	— %	— %
Total	100 %	100 %	100 %

Results of Operations for the year ended December 31, 2025 as compared with the year ended December 31, 2024

Revenue

The consolidated revenue for the years ended December 31, 2025 and 2024, are as follows (dollars in thousands):

	2025	2024	% Change
Net revenue	$ 727,332	$ 660,566	10.1 %

Revenue in 2025 increased $66.8 million, or 10.1%, as compared to 2024. The increase in revenue primarily reflects an increase in test volumes, a shift to higher value tests, and the positive impact of strategic reimbursement initiatives. Revenues from the Pathline acquisition also contributed to revenue growth, which was partially offset by lower non-clinical revenue due to macro clinical trial trends in the pharmaceutical industry, and a less favorable test mix.

Cost of Revenue and Gross Profit

Cost of revenue includes compensation and benefit costs for performing tests, maintenance and/or depreciation of laboratory equipment, rent for laboratory facilities, laboratory reagents, probes and supplies, delivery and courier costs relating to the transportation of specimens to be tested, amortization for acquired intangible assets, and stock-based compensation.

The consolidated cost of revenue and gross profit metrics for the years ended December 31, 2025 and 2024 are as follows (dollars in thousands):

	2025	2024	% Change
Cost of revenue:			
Cost of revenue[(1)]	$ 413,039	$ 370,466	11.5 %
Cost of revenue as a percentage of revenue	56.8 %	56.1 %	
Gross Profit:			
Gross profit	$ 314,293	$ 290,100	8.3 %
Gross profit margin	43.2 %	43.9 %	

(1) Cost of revenue for the year ended December 31, 2025 includes $18.9 million of amortization of acquired intangible assets and $1.4 million of stock-based compensation. Cost of revenue for the year ended December 31, 2024 includes $19.6 million of amortization

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of acquired intangible assets and $1.4 million of stock-based compensation. Consolidated cost of revenue increased $42.6 million for the year ended December 31, 2025 when compared to the same period in 2024 primarily due to $23.3 million in higher compensation and benefit costs, an increase in supplies expense of $16.7 million, and an increase in postage and shipping costs of $2.6 million, partially offset by a decrease in depreciation of $3.9 million. Gross profit margin for 2025 was 43.2% compared to 43.9% in 2024. This 0.7% decrease is primarily related to the acquisition of Pathline as well as higher compensation and benefits costs and supplies expense partially offset by increases in revenue. General and Administrative Expenses General and administrative expenses consist of compensation and benefit costs for our executive, billing, finance, human resources, information technology, and other administrative personnel, as well as stock-based compensation. We also allocate professional services, facilities expense, IT infrastructure costs, depreciation, amortization, and other administrative-related costs to general and administrative expenses. Consolidated general and administrative expenses for the years ended December 31, 2025 and 2024 are as follows (dollars in thousands): 2025 2024 $ Change % Change General and administrative $ 273,337 $ 259,737 $ 13,600 5.2 % General and administrative as a percentage of revenue 37.6% 39.3 % General and administrative expenses increased $13.6 million in 2025 compared to 2024. This increase was partially due to an increase in compensation and benefit costs of $11.5 million, increased software development and other technology costs of $8.0 million, and an increase in transaction costs of $1.4 million. These increases in general and administrative expenses for the year ended December 31, 2025 were partially offset by a decrease in legal and other professional fees of $2.1 million, a decrease in equipment maintenance costs of $1.8 million, a decrease in travel costs of $1.3 million, a decrease in amortization of $1.0 million, and a decrease in facilities related expenses of $0.5 million. Research and Development Expenses Research and development expenses relate to costs of developing new proprietary and non-proprietary genetic tests, including compensation and benefit costs, maintenance of laboratory equipment, laboratory supplies (reagents), and outside consultants and experts assisting our research and development team, as well as stock-based compensation. Research and development expenses are presented net of research and development tax and expenditure credits from the UK government, which are recognized over the period necessary to match the reimbursement with the related costs when it is probable that the Company has complied with any conditions attached and will receive the reimbursement. Consolidated research and development expense for the years ended December 31, 2025 and 2024 are as follows (dollars in thousands): 2025 2024 $ Change % Change Research and development $ 37,077 $ 31,159 $ 5,918 19.0 % Research and development as a percentage of revenue 5.1% 4.7 % Research and development expenses increased $5.9 million in 2025 compared to 2024. This increase is primarily due to an increase in compensation and benefits costs of $2.2 million, an increase in supplies expense of $1.7 million, an increase in software support and other technology costs of $0.3 million, and a decrease in research and development tax credits from the UK government of $1.2 million. We anticipate research and development expenditures will increase in the future as we continue to invest in development activities for innovation projects and bringing new tests to market. Sales and Marketing Expenses Sales and marketing expenses are primarily attributable to employee-related costs including sales management, sales representatives, sales and marketing consultants, marketing and client service personnel, and stock-based compensation. Consolidated sales and marketing expenses for the years ended December 31, 2025 and 2024, are as follows (dollars in thousands): NEOGENOMICS, INC. 51

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		2025		2024		$ Change	% Change
Sales and marketing	$	92,007	$	84,652	$	7,355	8.7 %
Sales and marketing as a percentage of revenue		12.6 %		12.8 %			

Sales and marketing expenses increased $7.4 million in 2025 compared to 2024. The increase primarily reflects an increase in compensation and benefit costs of $4.3 million, an increase in consulting and other professional fees of $1.3 million, and an increase in travel costs of $0.4 million.

We expect higher commissions expense in the coming quarters as we expand our sales representative force and our sales representatives generate new business. We expect our sales and marketing expenses over the long term to align with changes in revenue and we continue to evaluate the effectiveness of our incentive compensation plans.

Restructuring Charges

Consolidated restructuring charges for the years ended December 31, 2025 and 2024 are as follows (dollars in thousands):

		2025		2024		$ Change	% Change
Restructuring charges	$	—	$	6,658	$	(6,658)	(100.0)%
Restructuring charges as a percentage of revenue		— %		1.0 %			

Restructuring charges relate to a restructuring program to improve execution and drive efficiency across the organization. Restructuring charges consist of severance and other employee costs, costs for optimizing the Company's geographic presence, and consulting and other costs.

Restructuring charges decreased $6.7 million in 2025 compared to 2024 due to the completion of the restructuring program in 2024.

Impairment Charges

Consolidated impairment charges for the years ended December 31, 2025 and 2024 are as follows (dollars in thousands):

		2025		2024		$ Change	% Change
Impairment charges	$	27,753	$	—	$	27,753	NM[(2)]
Impairment charges as a percentage of revenue		3.8 %		— %			

[(2)] NM - Not meaningful

Impairment charges increased $27.8 million in 2025 compared to 2024. Impairment charges consisted of an $11.4 million impairment on InVisionFirst®-Lung intangible assets, $15.9 million impairment on the disposal of substantially all of Trapelo's assets, and a $0.4 million loss on InVisionFirst®-Lung inventory write-off.

For further details regarding our impairment charges, please refer to Note 3. Acquisition and Disposals and Note 7. Goodwill and Intangible Assets in the accompanying notes to the Consolidated Financial Statements.

Interest Income

Interest income for the years ended December 31, 2025 and 2024 is as follows (dollars in thousands):

		2025		2024		$ Change	% Change
Interest income	$	9,070	$	18,427	$	(9,357)	(50.8)%

Interest income decreased $9.4 million in 2025 compared to 2024. Interest income includes interest earned on funds held in our cash equivalent and marketable securities accounts. The decrease in interest income in 2025 was primarily due to a reduction in the average balance of invested cash and a lower interest rate environment when compared to the same periods in 2024.

For further details regarding our investments in marketable securities, please refer to Note 4. Fair Value Measurements in the accompanying notes to the Consolidated Financial Statements.

Interest Expense

Interest expense for the years ended December 31, 2025 and 2024 is as follows (dollars in thousands):

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2025 2024 $ Change % Change Interest expense $ 3,753 $ 6,617 $ (2,864) (43.3) % Interest expense decreased $2.9 million in 2025 compared to 2024. Interest expense for the years ended December 31, 2025 and 2024 primarily reflects the effective interest rate on the 2028 Convertible Notes and the 2025 Convertible Notes which is 0.70% and 1.96%, respectively. Interest on the 2028 Convertible Notes and 2025 Convertible Notes began accruing upon issuance and is payable semi-annually. These decreases are primarily attributable to the maturity and settlement of the Company's 2025 Convertible Notes during the second quarter of 2025. For further details regarding the convertible notes please refer to Note 8. Debt in the accompanying notes to the Consolidated Financial Statements. Net Loss The following table provides the net loss for the years ended December 31, 2025 and 2024, along with the computation of basic and diluted net loss per share (in thousands, except per share amounts): 2025 2024 NET LOSS $ (108,025) $ (78,726) Basic weighted average shares outstanding 128,101 126,658 Diluted weighted average shares outstanding 128,101 126,658 Basic net loss per share $ (0.84) $ (0.62) Diluted net loss per share $ (0.84) $ (0.62) Non-GAAP Financial Measures Use of Non-GAAP Financial Measures In order to provide greater transparency regarding our operating performance, the financial results and financial guidance in this press release refer to certain non-GAAP financial measures that involve adjustments to GAAP results. Non-GAAP financial measures exclude certain income and/or expense items that management believes are not directly attributable to the Company’s core operating results and/or certain items that are inconsistent in amounts and frequency, making it difficult to perform a meaningful evaluation of our current or past operating performance. Management believes that the presentation of operating results using non-GAAP financial measures provides useful supplemental information to investors by facilitating the analysis of the Company’s core test-level operating results across reporting periods. These non-GAAP financial measures may also assist investors in evaluating future prospects. Management also uses non-GAAP financial measures for financial and operational decision making, planning and forecasting purposes and to manage the business. These non-GAAP financial measures do not replace the presentation of financial information in accordance with U.S. GAAP financial results, should not be considered measures of liquidity, and are unlikely to be comparable to non-GAAP financial measures provided by other companies. Definitions of Non-GAAP Financial Measures Non-GAAP Adjusted EBITDA “Adjusted EBITDA” is defined by NeoGenomics as net (loss) income from continuing operations before: (i) interest income, (ii) interest expense, (iii) tax (benefit) or expense, (iv) depreciation and amortization expense, (v) stock-based compensation expense, and, if applicable in a reporting period, (vi) CEO transition costs, (vii) acquisition and integration related expenses, (viii) restructuring charges, (ix) impairment charges, (x) intellectual property (“IP”) litigation costs, and (xi) other significant or non-operating (income) or expenses, net. NEOGENOMICS, INC. 53

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The following is a reconciliation of GAAP net loss to Non-GAAP EBITDA and Adjusted EBITDA for the years ended December 31, 2025 and 2024 (dollars in thousands):

	2025	2024
NET LOSS	$ (108,025)	$ (78,726)
Adjustments to net loss		
Interest income	(9,070)	(18,427)
Interest expense	3,753	6,617
Income tax benefit	(2,243)	(1,949)
Depreciation	36,072	39,101
Amortization of intangibles	31,752	33,446
EBITDA (non-GAAP)	$ (47,761)	$ (19,938)
Further adjustments to EBITDA:		
CEO transition costs[(1)]	3,500	330
Acquisition and integration related expenses[(2)]	7,266	—
Stock-based compensation	41,316	33,413
Restructuring charges	—	6,658
Impairment charges[(3)]	27,753	—
IP litigation costs[(4)]	11,283	13,753
Other significant expenses, net[(5)]	—	5,392
Adjusted EBITDA (non-GAAP)	$ 43,357	$ 39,608

(1) For the year ended December 31, 2025, CEO transition costs include severance costs, executive retention costs, and executive search costs. For the year ended December 31, 2024, CEO transition costs include executive search costs.

(2) For the year ended December 31, 2025, acquisition and integration related expenses include consulting and legal fees, severance costs, and employee retention costs. There were no such costs for the year ended December 31, 2024.

(3) For the year ended December 31, 2025, impairment charges include losses from InVisionFirst®-Lung intangible asset impairment and inventory write-off, and an impairment loss on the sale of Trapelo Health, LLC assets. There were no such costs for the year ended December 31, 2024.

(4) For the year ended December 31, 2025, IP litigation costs include a legal fees and a settlement payment. For the year ended December 31, 2024, IP litigation costs include legal fees and a settlement payment.

(5) For the year ended December 31, 2024, other significant (income) expenses, net, includes site closure costs, severance costs, and fees related to non-recurring legal matters. There we no such costs for the year ended December 31, 2025.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operations, public and private sales of debt and equity securities, and bank debt borrowings.

The following table presents a summary of our consolidated cash flows for operating, investing and financing activities for the years ended December 31, 2025 and 2024, as well as balances of cash and cash equivalents and working capital:

	2025	2024
Net cash (used in) provided by:		
Operating activities	$ 5,230	$ 7,023
Investing activities	(12,336)	12,855
Financing activities	(200,288)	4,646
Net change in cash and cash equivalents	(207,394)	24,524
Cash, cash equivalents and restricted cash, beginning of year	367,012	342,488
Cash and cash equivalents, end of year	$ 159,618	$ 367,012
Working Capital,[(1)] end of period	$ 287,986	$ 294,778

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(1) Defined as current assets less current liabilities. Cash Flows from Operating Activities Cash provided by operating activities during the year ended December 31, 2025, was $5.2 million compared to cash provided of $7.0 million in the same period in 2024. This $1.8 million decrease was primarily driven by our operating results (net loss adjusted for depreciation, amortization of intangibles, and other non-cash charges) which resulted in $2.3 million of higher cash used by operating activities year-over-year, as well as a $0.5 million decrease in cash used resulting from net changes in operating assets and liabilities. Cash Flows from Investing Activities During the year ended December 31, 2025, cash used in investing activities was $12.3 million, compared to cash provided of $12.9 million for the same period in 2024. This change was due to a $33.9 million decrease in proceeds from maturities of marketable securities, a $6.5 million increase in cash used for the acquisition of Pathline, a $0.5 million increase in purchases of convertible notes, and a $0.5 million increase in purchases of equity securities, partially offset by a $14.1 million decrease in purchases of property and equipment and a $2.1 million increase in proceeds for the sale of Trapelo. Cash Flows from Financing Activities During the year ended December 31, 2025, cash used in financing activities was $200.3 million compared to cash provided of $4.6 million for the same period in 2024. The cash used in financing activities during the year ended December 31, 2025 consisted of $201.3 million for the repayment of the 2025 Convertible Notes, partially offset by cash provided of $1.0 million for the issuance of common stock net of issuance costs. Liquidity Outlook As of December 31, 2025, we had $159.6 million in cash and cash equivalents to support current operational liquidity needs. We anticipate that the cash on hand and cash collections are sufficient to fund our near-term capital, and operating needs for at least the next 12 months. Operating needs include, but are not limited to, the planned costs to operate our business, including amounts required to fund working capital, capital expenditures, continued research and development efforts, and potential strategic acquisitions and investments. Related Party Transactions Please refer to Note 16. Related Party Transactions, to our Consolidated Financial Statements for a description of our related party transactions. Capital Expenditures We forecast capital expenditures in order to execute on our business plan and maintain growth; however, the actual amount and timing of such capital expenditures will ultimately be determined by the volume of business. We currently anticipate that our capital expenditures for the year ended December 31, 2026, will be in the range of $30 million to $35 million. During the year ended December 31, 2025, we purchased, with cash, approximately $27.0 million of capital equipment, software, and leasehold improvements. We have funded and plan to continue funding these capital expenditures with cash and financing. Recently Adopted Accounting Guidance Please refer to Note 2. Summary of Significant Accounting Policies, to our Consolidated Financial Statements for a discussion of recently adopted accounting pronouncements and accounting pronouncements pending adoption. Effects of Inflation During the years ended December 31, 2025, 2024 and 2023, inflation did not have a material effect on our business. Widely reported inflation has occurred, however, and may be ongoing for the foreseeable future. Depending on the severity and persistence of these inflationary pressures, we could experience, in the future, a negative impact on our financial results. While we anticipate an increasingly uncertain macroeconomic environment in fiscal year 2026, we will continue to mitigate through targeted pricing and various sourcing strategies. We remain optimistic about our growth opportunities in our key markets in fiscal year 2026. ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK We are exposed to market risks, including changes in foreign currency exchange rates. Interest Rate Risk NEOGENOMICS, INC. 55

In January 2021, we issued $345.0 million aggregate principal amount of the 2028 Convertible Notes. The 2028 Convertible Notes have a fixed annual interest rate of 0.25%; therefore, we do not have economic interest rate exposure with respect to the 2028 Convertible Notes. However, the fair value of the 2028 Convertible Notes is exposed to interest rate risk. Generally, the fair market value will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value is affected by our common stock price. The fair value will generally increase as our common stock price increases and will generally decrease as our common stock price declines. We carry the 2028 Convertible Notes at face value less unamortized debt discount and debt issuance costs on our balance sheet, and we present the fair value for required disclosure purposes only. Foreign Currency Exchange Risk We have operations in Cambridge, United Kingdom. Our international revenues and expenses denominated in foreign currencies (primarily British Pounds), expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We do not hedge foreign currency exchange risks and do not currently believe that these risks are significant. NEOGENOMICS, INC. 56

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP (PCAOB ID: 34) 58 Consolidated Balance Sheets as of December 31, 2025 and 2024 61 Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023 62 Consolidated Statements of Comprehensive Loss for the years ended December 31, 2025, 2024 and 2023 63 Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025, 2024 and 2023 64 Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 65 Notes to Consolidated Financial Statements 67 NEOGENOMICS, INC. 57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the stockholders and the Board of Directors of NeoGenomics, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of NeoGenomics, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate. Revenue Recognition—Refer to Notes 2 and 10 to the financial statements Critical Audit Matter Description As discussed in Notes 2 and 10 to the financial statements, revenue for the Company’s specialized clinical services is recognized at the point in time the clinical services have been performed and the results have been delivered to the ordering physician. Revenue is recorded for all payers based on the amount expected to be collected, which considers implicit price concessions. Implicit price concessions represent differences between amounts billed and the estimated consideration the Company expects to receive based on negotiated discounts, historical collection experience, and other anticipated adjustments, including anticipated payer denials. We identified management’s estimation of implicit price concessions related to specialized clinical services revenue recorded that has not been received in cash as a critical audit matter due to management’s manual process used to determine the estimate, and the significant judgments required by management to estimate payer behavior. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s assumptions related to expected receipts that were applied in the estimate of implicit price concessions. NEOGENOMICS, INC. 58

How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to management’s judgments in the estimate of implicit price concessions included the following, among others: • We tested the effectiveness of controls over management’s determination of assumptions used to calculate implicit price concessions. • We tested the methodology used by the Company to estimate implicit price concessions. • We tested the assumptions used by management to calculate implicit price concessions by: ◦ Testing the mathematical accuracy of management’s calculation of implicit price concessions; ◦ Testing the historical cash receipts compared to the amounts billed to payers, which are used in the estimate of implicit price concessions, by making selections and agreeing the selected information to source documents; ◦ Testing management’s ability to estimate implicit price concessions accurately by comparing recorded net revenue to cash receipts received through January 2026; ◦ Evaluating trends in revenue and accounts receivable compared to previous periods to identify any evidence that may contradict management’s assertion regarding implicit price concessions; and ◦ Independently recalculating implicit price concessions by taking into consideration historical collection data, write-offs, and other relevant internal and external factors for each payer class and then comparing the result to the implicit price concession estimate developed by management. Goodwill — Clinical and Non-clinical Reporting Units — Refer to Notes 2 and 7 to the financial statements Critical Audit Matter Description As discussed in Notes 2 and 7 to the financial statements, the Company’s consolidated goodwill balance was $524.3 million as of December 31, 2025. As a result of the qualitative impairment assessment performed during the third quarter of 2025, the Company determined there were indicators it was more likely than not that the fair values of its reporting units were less than their carrying values. Accordingly, the Company performed a quantitative analysis and determined the Clinical and Non- clinical reporting units’ fair values exceeded their respective carrying values and there was no impairment of the recorded goodwill as of September 30, 2025. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. The Company determines the fair value of its reporting units using a combination of the income approach, using the discounted cash flow model, and the market approach. The determination of the fair value using the discounted cash flow model requires management to make significant estimates and assumptions, including those related to the selection of discount rates, the timing and amount of future revenues, and operating margins. We identified goodwill for the Clinical and Non-clinical reporting units as a critical audit matter because of the significant judgments made by management to estimate the fair value of the Clinical and Non-clinical reporting units, and the sensitivity of those estimates and assumptions to change. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of the Company’s estimates and assumptions related to the selection of the discount rates, forecasts of the timing and amount of future revenues, and operating margins for the Clinical and Non-clinical reporting units. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the selection of discount rates, forecasts of future revenues, and operating margins for the Clinical and Non-clinical reporting units included the following, among others: • We tested the effectiveness of controls over management’s goodwill impairment assessment, including those over the determination of the fair value of the Clinical and Non-clinical reporting units as of September 30, 2025, such as controls related to the selection of the discount rates for the Clinical and Non-clinical reporting units, management’s estimate of the timing and amount of future revenues, and operating margins. • We evaluated the reasonableness of management’s estimates of the timing and amount of future revenues and operating margins by comparing the estimates to (1) the actual historical results of the Clinical and Non-clinical NEOGENOMICS, INC. 59 reporting units (2) peer companies and third-party market analyses, (3) internal communications to management and the board of directors, (4) external communications made by management to analysts and investors, and (5) industry reports containing analyses of the Company and its competitors’ technologies. • With the assistance of our fair value specialists, we evaluated the discount rates by: ◦ Testing the underlying source information and the mathematical accuracy of the calculations, and developing a range of independent estimates and comparing those to the discount rates selected by management; ◦ Comparing the discount rates used by management to the discount rates associated with other companies with a similar risk profile; and ◦ Evaluating the interaction between the discount rates and the forecasts to understand and sensitize management’s assumptions regarding risk inherent in the forecasts. /s/ Deloitte & Touche LLP San Diego, California February 17, 2026 We have served as the Company’s auditor since 2019. NEOGENOMICS, INC. 60

CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share amounts) As of December 31, 2025 2024 ASSETS Current assets Cash and cash equivalents $ 159,618 $ 367,012 Marketable securities, at fair value — 19,832 Accounts receivable, net 159,242 150,540 Inventories 28,566 26,748 Prepaid assets 21,443 20,165 Other current assets 7,417 11,722 Total current assets 376,286 596,019 Property and equipment (net of accumulated depreciation of $209,057 and $189,990, respectively) 84,834 94,103 Operating lease right-of-use assets 78,444 79,583 Intangible assets, net 286,528 339,681 Goodwill 524,344 522,766 Other assets 9,394 5,886 Total non-current assets 983,544 1,042,019 Total assets $ 1,359,830 $ 1,638,038 LIABILITIES AND STOCKHOLDERS’ EQUITY Current liabilities Accounts payable $ 23,090 $ 21,607 Accrued compensation 47,580 62,443 Accrued expenses and other liabilities 12,003 12,624 Current portion of operating lease liabilities 4,776 3,381 Current portion of convertible senior notes, net — 200,777 Contract Liabilities 851 409 Total current liabilities 88,300 301,241 Long-term liabilities Operating lease liabilities 62,822 60,841 Convertible senior notes, net 341,858 340,335 Deferred income tax liabilities, net 18,219 21,510 Other long-term liabilities 12,069 11,772 Total long-term liabilities 434,968 434,458 Total liabilities 523,268 735,699 Commitments and contingencies (Note 15) Stockholders’ equity Common stock, $0.001 par value, (250,000,000 shares authorized; 128,989,152 and 128,145,333 shares issued and outstanding, respectively) 129 128 Additional paid-in capital 1,270,235 1,228,198 Accumulated other comprehensive income (loss) 4 (206) Accumulated deficit (433,806) (325,781) Total stockholders’ equity 836,562 902,339 Total liabilities and stockholders' equity $ 1,359,830 $ 1,638,038 See the accompanying notes to the Consolidated Financial Statements. NEOGENOMICS, INC. 61

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share amounts) For the Years Ended December 31, 2025 2024 2023 NET REVENUE $ 727,332 $ 660,566 $ 591,643 COST OF REVENUE 413,039 370,466 347,039 GROSS MARGIN 314,293 290,100 244,604 Operating expenses: General and administrative 273,337 259,737 243,101 Research and development 37,077 31,159 27,309 Sales and marketing 92,007 84,652 70,842 Restructuring charges — 6,658 11,088 Impairment charges (Note 3 and Note 7) 27,753 — — Total operating expenses 430,174 382,206 352,340 LOSS FROM OPERATIONS (115,881) (92,106) (107,736) Interest income (9,070) (18,427) (16,902) Interest expense 3,753 6,617 6,907 Other (income) expense, net (296) 379 (644) Loss before taxes (110,268) (80,675) (97,097) Income tax benefit (2,243) (1,949) (9,129) NET LOSS $ (108,025) $ (78,726) $ (87,968) NET LOSS PER SHARE Basic $ (0.84) $ (0.62) $ (0.70) Diluted $ (0.84) $ (0.62) $ (0.70) WEIGHTED AVERAGE COMMON SHARES OUTSTANDING Basic 128,101 126,658 125,502 Diluted 128,101 126,658 125,502 See the accompanying notes to the Consolidated Financial Statements. NEOGENOMICS, INC. 62

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (In thousands) Years Ended December 31, 2025 2024 2023 NET LOSS $ (108,025) $ (78,726) $ (87,968) OTHER COMPREHENSIVE INCOME: Net unrealized gain on marketable securities, net of tax 210 1,468 2,225 Total other comprehensive income, net of tax 210 1,468 2,225 COMPREHENSIVE LOSS $ (107,815) $ (77,258) $ (85,743) See the accompanying notes to the Consolidated Financial Statements. NEOGENOMICS, INC. 63

NEOGENOMICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total
	Shares	Amount				
Balance, December 31, 2022	126,913,992	$ 127	$ 1,160,882	$ (3,899)	$ (159,087)	$ 998,023
Issuance of common stock for ESPP	326,697	—	3,660	—	—	3,660
Issuance of restricted stock, net of forfeitures	(150,695)	—	(2,020)	—	—	(2,020)
Issuance of common stock for stock options	279,148	—	3,011	—	—	3,011
Stock issuance fees and expenses	—	—	(27)	—	—	(27)
Stock-based compensation expense	—	—	24,633	—	—	24,633
Net unrealized gain on marketable securities, net of tax	—	—	—	2,225	—	2,225
Net loss	—	—	—	—	(87,968)	(87,968)
Balance, December 31, 2023	127,369,142	$ 127	$ 1,190,139	$ (1,674)	$ (247,055)	$ 941,537
Issuance of common stock for ESPP	312,444	—	3,871	—	—	3,871
Issuance of restricted stock, net of forfeitures	51,305	—	(2,842)	—	—	(2,842)
Issuance of common stock for stock options	412,442	1	3,630	—	—	3,631
Stock issuance fees and expenses	—	—	(13)	—	—	(13)
Stock-based compensation expense	—	—	33,413	—	—	33,413
Net unrealized gain on marketable securities, net of tax	—	—	—	1,468	—	1,468
Net loss	—	—	—	—	(78,726)	(78,726)
Balance, December 31, 2024	128,145,333	$ 128	$ 1,228,198	$ (206)	$ (325,781)	$ 902,339
Issuance of common stock for ESPP	538,432	1	3,780	—	—	3,781
Issuance of restricted stock, net of forfeitures	270,264	—	(3,350)	—	—	(3,350)
Issuance of common stock for stock options	35,123	—	303	—	—	303
Stock issuance fees and expenses	—	—	(12)	—	—	(12)
Stock-based compensation expense	—	—	41,316	—	—	41,316
Net unrealized gain on marketable securities, net of tax	—	—	—	210	—	210
Net loss	—	—	—	—	(108,025)	(108,025)
Balance, December 31, 2025	128,989,152	$ 129	$ 1,270,235	$ 4	$ (433,806)	$ 836,562

See the accompanying notes to the Consolidated Financial Statements.

64

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) For the Years Ended December 31, 2025 2024 2023 CASH FLOWS FROM OPERATING ACTIVITIES Net loss $ (108,025) $ (78,726) $ (87,968) Adjustments to reconcile net loss to net cash provided by (used in) operating activities: Depreciation 36,072 39,101 37,450 Amortization of intangibles 31,752 33,446 35,133 Stock-based compensation 41,316 33,413 24,633 Non-cash operating lease expense 6,752 8,926 9,235 Amortization of convertible debt discount 1,910 2,725 2,691 Amortization of debt issuance costs 87 189 185 Loss (gain) on disposal of assets, net 31 (49) 292 Impairment charges (Note 3 and Note 7) 27,753 — — Impairment of long-lived assets — 450 ` 1,703 Other adjustments (323) 178 186 Changes in assets and liabilities, net: Accounts receivable, net (6,178) (19,313) (11,516) Inventories (1,543) (2,699) (454) Prepaid and other assets 1,555 (6,831) (3,180) Operating lease liabilities (2,215) (5,999) (7,623) Deferred income tax liabilities, net (3,359) (3,070) (11,193) Accrued compensation (15,665) 9,283 13,020 Accounts payable, accrued and other liabilities (4,690) (4,001) (4,547) Net cash provided by (used in) operating activities $ 5,230 $ 7,023 $ (1,953) CASH FLOWS FROM INVESTING ACTIVITIES Purchases of marketable securities — — (6,756) Proceeds from maturities of marketable securities 20,060 53,916 112,215 Purchases of property and equipment (27,008) (41,061) (28,752) Proceeds from assets held for sale, net of closing costs 2,066 — — Business acquisitions, net of cash acquired (6,454) — — Purchase of convertible note (500) — — Purchase of equity securities (500) — — Net cash (used in) provided by investing activities $ (12,336) $ 12,855 $ 76,707 CASH FLOWS FROM FINANCING ACTIVITIES Repayment of equipment financing obligations — — (70) Issuance of common stock, net 962 4,646 4,624 Repayment of convertible debt (201,250) — — Net cash (used in) provided by financing activities $ (200,288) $ 4,646 $ 4,554 Net change in cash and cash equivalents $ (207,394) $ 24,524 $ 79,308 Cash, cash equivalents and restricted cash, beginning of year $ 367,012 $ 342,488 $ 263,180 Cash, cash equivalents and restricted cash, end of year $ 159,618 $ 367,012 $ 342,488 NEOGENOMICS, INC. 65

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands) For the Years Ended December 31, 2025 2024 2023 Supplemental disclosure of cash flow information: Interest paid $ 1,691 $ 3,829 $ 3,380 Income taxes paid, net: Federal $ 30 $ (194) $ — Texas 324 271 155 Pennsylvania 42 80 Oregon 30 25 20 Illinois 25 25 — Maryland 31 — — All Other States 33 — — Total income taxes paid, net $ 515 $ 207 $ 175 Supplemental disclosure of non-cash investing and financing information: Purchases of property and equipment included in accounts payable $ 1,714 $ 1,012 $ 610 Right-of-use assets obtained in exchange for operating lease liabilities $ 6,397 $ 617 $ 7,520 See the accompanying notes to the Consolidated Financial Statements. NEOGENOMICS, INC. 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Note 1. Nature of Business Nature of the Business NeoGenomics, Inc., a Nevada corporation (the “Company” or “NeoGenomics”), and its subsidiaries provide a wide range of oncology diagnostic testing and consultative services, including technical laboratory services and professional interpretation of laboratory test results by licensed physicians or molecular experts who specialize in pathology and oncology. The Company operates a network of cancer-focused testing laboratories in the United States and the United Kingdom. Note 2. Summary of Significant Accounting Policies Basis of Presentation The accompanying Consolidated Financial Statements include the accounts of NeoGenomics, Inc. and its subsidiaries. All intercompany accounts and balances have been eliminated in consolidation. Use of Estimates The Company prepares its Consolidated Financial Statements in conformity with GAAP. These principles require management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, together with amounts disclosed in the related notes to the Consolidated Financial Statements. Actual results and outcomes may differ from management’s estimates, judgments and assumptions. Significant estimates, judgments and assumptions used in these Consolidated Financial Statements include, but are not limited, to those related to revenue recognition and the determination of the amount expected to be collected, including estimates of implicit price concessions, accounts receivable and related allowances, contingencies, self-insurance exposures, useful lives and recovery of long-term assets and intangible assets, the fair value of assets and liabilities acquired in business combinations, income taxes and valuation allowances, stock-based compensation, and impairment analysis of goodwill. These estimates, judgments, and assumptions are reviewed periodically and the effects of material revisions in estimates are reflected on the Consolidated Financial Statements prospectively from the date of the change in estimate. Principles of Consolidation The Company determines whether investments in affiliates are a Variable Interest Entity (“VIE”) at the start of each new venture and when a reconsideration event has occurred. A reporting entity must consolidate a VIE if that reporting entity has a variable interest (or combination of variable interests) and is determined to be the primary beneficiary. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. Fair Value of Financial Instruments The carrying value of cash, certain cash equivalents, accounts receivable, net, other current assets, accounts payable, accrued expenses and other liabilities, and contract liabilities are considered reasonable estimates of their respective fair values due to their short-term nature. The Company measures its marketable securities at fair value on a recurring basis. Please refer to Note 4. Fair Value Measurements, for further discussion. Cash and Cash Equivalents The Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents. The Company maintains its cash and cash equivalents with financial institutions that the Company believes to be of high credit standing. The Company believes that, as of December 31, 2025, its concentration of credit risk related to cash and cash equivalents was not significant. Marketable Securities The Company classifies all marketable securities as available-for-sale, including those with maturity dates beyond 12 months, and therefore these securities are classified within current assets on the Consolidated Balance Sheets as they are available to support current operational liquidity needs. NEOGENOMICS, INC. 67

Marketable securities are carried at fair value, with the unrealized holding gains and losses, net of income taxes, reflected in accumulated other comprehensive income until realized. The Company evaluates its marketable securities for other-than- temporary impairment on a quarterly basis. Unrealized losses are charged against net earnings when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than- temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the issuer, and whether there is the intent to sell or will more likely than not be required to sell before the securities’ anticipated recovery. There were no other-than-temporary impairments for the years ended December 31, 2025, 2024 and 2023. Regardless of the intent to sell a security, the Company performs additional analysis on all securities with unrealized losses to evaluate losses associated with the creditworthiness of the security. Credit losses are recorded when the Company does not expect to receive cash flows sufficient to recover the amortized cost basis of a security. For the purposes of computing realized and unrealized gains and losses, cost and fair value are determined on a specific identification basis. Accounts Receivable, net Accounts receivable related to clinical services are reported based on the amount expected to be collected, which considers implicit price concessions. Implicit price concessions represent differences between amounts billed and the estimated consideration the Company expects to receive based on negotiated discounts, historical collection experience, and other anticipated adjustments, including anticipated payer denials. For pharmaceutical development services and oncology data solutions, the Company negotiates billing schedules and payment terms on a contract-by-contract basis which can include payments based on certain milestones being achieved. Inventories Inventories consist principally of testing supplies and are valued at lower of cost or net realizable value, using the first-in, first-out method. The Company periodically reviews its inventories for excess or obsolescence and writes-down obsolete or otherwise unmarketable inventories to their estimated net realizable value. Prepaid Assets The Company records a prepaid expense for costs paid but not yet incurred. Those expected to be incurred within one year are recorded as prepaid assets within total current assets on the Consolidated Balance Sheets. Any costs expected to be incurred outside of one year are recorded as other assets within total non-current assets on the Consolidated Balance Sheets. Other Current Assets As of December 31, 2025 and 2024, other current assets consisted primarily of deposits, receivables related to research and development (“R&D”) tax credits related to operations in the United Kingdom, deferred Software as a Service (“SaaS”) implementation fees, interest receivable, contract assets and other non-trade receivables. Property and Equipment, net Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the related lease terms or their estimated useful lives. Costs incurred in connection with the development of internal-use software are capitalized in accordance with the accounting standard for internal-use software, and are amortized over the expected useful life of the software. The Company periodically reviews the estimated useful lives of property and equipment. Changes to the estimated useful lives are recorded prospectively from the date of the change. Upon retirement or sale, the cost of the assets disposed of, and the related accumulated depreciation, are removed from the accounts and any resulting gain or loss is included in loss from operations. Repairs and maintenance costs are expensed as incurred and are included in cost of revenue, general and administrative expenses or R&D expenses, as appropriate in the Consolidated Statements of Operations. Leases The Company leases corporate offices and laboratory spaces throughout the world, all of which are classified as operating leases expiring at various dates and generally having terms ranging from 1 to 20 years. Leases with an initial term of 12 months or less are not recorded on the balance sheet. NEOGENOMICS, INC. 68

Some of the Company’s real estate lease agreements include options to either renew or early terminate the lease. Leases with renewal options allow the Company to extend the lease term typically between 1 and 5 years. When it is reasonably certain that the Company will exercise an option to renew or terminate a lease, these options are considered in determining the classification and measurement of the lease at lease commencement. Lease liabilities are recorded based on the present value of the future lease payments over the lease term and assessed as of the commencement date. Incentives received from landlords, such as reimbursements for tenant improvements and rent abatement periods, effectively reduce the total lease payments owed for leases. Certain real estate leases also include executory costs such as common area maintenance (non-lease component), as well as property insurance and property taxes (non-components). Lease payments, which may include lease components, non-lease components and non-components, are included in the measurement of the Company’s lease liabilities to the extent that such payments are either fixed amounts or variable amounts based on a rate or index (fixed in substance), as stipulated in the lease contract. Any actual costs in excess of such amounts are expensed as incurred as variable lease cost. The Company utilizes its incremental borrowing rate by lease term in order to calculate the present value of its future lease payments when the implicit rates in the leases agreements are not readily determinable. The discount rate represents a risk- adjusted rate on a secured basis and is the rate at which the Company would borrow funds to satisfy the scheduled lease liability payment streams commensurate with the lease term. Operating lease costs represent fixed lease payments recognized on a straight-line basis over the lease term. Operating lease costs include an immaterial amount of variable lease costs and are recorded in cost of revenue, general and administrative, sales and marketing, and R&D expenses (depending on the nature of the leased asset) in the Consolidated Statements of Operations. Self-Insurance Beginning in January 2025, the Company became self-insured for its employee health care benefits. Liabilities for self- insured exposures are accrued for the amounts expected to be paid based on historical claims experience and actuarial data for forecasted settlements of claims filed and for incurred but not yet reported claims. As of December 31, 2025, the Company has recorded self-insurance liability of $2.7 million. The Company’s estimate is subject to inherent variability which may lead to ultimate payments being either greater or less than the amounts presented above. Self-insurance liabilities have been classified as a current liability in accrued compensation on the Consolidated Balance Sheets. Intangible Assets, net Intangible assets with determinable useful lives are recorded initially at acquired fair value or cost, less accumulated amortization. Each intangible asset with a determinable useful life is amortized over its estimated useful life using the straight-line method. The Company periodically reviews the estimated pattern in which the economic benefits will be consumed and adjusts the amortization period and pattern to match the estimate. Intangible assets with indefinite useful lives are recorded initially at fair value or cost and are tested annually for impairment or more frequently if management believes indicators of impairment exist. For the years ended December 31, 2025, 2024 and 2023, no impairment losses related to intangible assets with indefinite useful lives were recorded. Recoverability and Impairment of Long-Lived Assets The Company reviews the recoverability of its long-lived assets (including definite-lived intangible assets) if events or changes in circumstances indicate the assets may be impaired. Evaluation of possible impairment is based on the Company’s ability to recover the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If the expected undiscounted pretax cash flows are less than the carrying amount of such asset, an impairment loss is recognized for the difference between the estimated fair value to the carrying amount of the asset. For the years ended December 31, 2025, 2024 and 2023, the Company recognized $27.8 million (please refer to Note 3. Acquisition and Disposals and Note 7. Goodwill and Intangible Assets), $0.5 million, and $1.7 million, respectively of impairment charges for long-lived assets and goodwill associated with assets held for sale. Goodwill The Company evaluates goodwill on an annual basis in the fourth quarter, or more frequently if management believes indicators of impairment exist. Such indicators could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. If management concludes that it is more likely than not that the fair value NEOGENOMICS, INC. 69 of a reporting unit is less than its carrying amount, management performs a quantitative goodwill impairment test. The quantitative analysis is performed by comparing the fair value of the reporting unit to its carrying value. If the carrying value is greater than the estimate of fair value, an impairment loss will be recognized for the amount in which the carrying amount exceeds the reporting unit’s fair value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. During the third quarter of 2025, the Company performed a qualitative assessment to determine whether it was more likely than not that the fair values of its reporting units were less than their carrying values. Such qualitative factors included macroeconomic conditions, industry and market considerations, and other relevant events. As a result of the qualitative assessment, the Company determined that there were indicators that it was more likely than not that the fair values of its reporting units were less than their carrying values. Accordingly, the Company performed a quantitative analysis and determined the reporting units’ fair values exceeded the reporting units’ carrying values and there was no impairment of the recorded goodwill as of September 30, 2025. During the fourth quarter of 2025, the Company performed an updated qualitative assessment to determine whether it was more likely than not that the fair values of our reporting units were less than their carrying values. As a result of the qualitative assessment, the Company determined that it is not more likely than not that the fair value of our reporting units is less than their carrying amounts. For the years ended December 31, 2025, 2024 and 2023, the Company’s evaluation of goodwill resulted in no impairment losses. Contingencies The Company accrues contingent losses when estimated impacts of various conditions, situations or circumstances involve uncertain outcomes. Contingent losses are recorded based on management judgment along with internal and external advice from legal counsel and/or technical consultants. Estimated losses from contingencies are recorded when both of the following conditions are met: (i) information available before the financial statements are issued (or available to be issued) indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and (ii) the amount of loss can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount shall be accrued. When no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued. Please refer to Note 15. Commitments and Contingencies, for further discussion. Debt Issuance Costs Debt issuance costs related to convertible senior notes are recorded as deductions that net against the principal value of the debt and are amortized as interest expense over the life of the debt using the effective interest method. Debt issuance costs related to term loans are recorded as direct deductions from the carrying amount of the term loan and are amortized to interest expense over the life of the debt using the effective interest method. Debt issuance costs relating to line of credit arrangements are recorded as assets and amortized over the term of the credit arrangement regardless of whether any outstanding borrowing existed. Please refer to Note 8. Debt, for further information on debt issuance costs. Stock-Based Compensation The Company measures compensation expense for stock-based awards to employees, non-employee contracted physicians, and directors based upon the awards’ initial grant-date fair values. Stock-based compensation expense for stock options, restricted stock awards, restricted stock units and performance awards is recorded over the requisite service period in cost of revenue, general and administrative expenses, research and development expenses, and sales and marketing expenses on the Consolidated Statements of Operations. For awards with only a service condition, the Company expenses stock-based compensation using the straight-line method over the requisite service period for the entire award. For awards with a market condition, the Company expenses the grant date fair value at the target over the vesting period regardless of the value that the award recipients ultimately receive. The fair values of stock option grants are estimated as of the date of grant by applying the Black-Scholes option valuation model. The fair value of restricted stock with a market condition is estimated at the date of grant using the Monte Carlo simulation model. The Black-Scholes and Monte Carlo models incorporate assumptions as to stock price volatility, the expected life of options or restricted stock, a risk-free interest rate and dividend yield. The fair value of restricted stock without a market condition is estimated using the current market price of the Company’s common stock on the date of grant. Black-Scholes is affected by the stock price on the date of the grant as well as assumptions regarding a number of highly complex and subjective variables. These variables include the expected term of the option, expected risk-free interest rate, the NEOGENOMICS, INC. 70 expected volatility of common stock, and expected dividend yield; each of which is described below. The assumptions for expected term and expected volatility are the two assumptions that significantly affect the grant date fair value. Expected Term: The expected term of an option is determined using the simplified method under SAB 107 which represents the average between the vesting term and the contractual term. The Company utilizes the simplified method to determine the expected life of the options due to insufficient exercise activity during recent years. Risk-free Interest Rate: The risk-free interest rate used in the Black-Scholes model is based on the implied yield at the grant date of the U.S. Treasury zero-coupon issue with an equivalent term to the stock-based award being valued. Where the expected term of a stock-based award does not correspond with the term for which a zero coupon interest rate is quoted, the Company uses the nearest interest rate from available maturities. Expected Stock Price Volatility: The Company uses its own historical weekly volatility because that is more reflective of market conditions. Dividend Yield: Because the Company has never paid a dividend and does not expect to begin doing so in the foreseeable future, the Company assumed no dividend yield in valuing the stock-based awards. The fair value of the performance stock units (“PSUs”) subject to a market condition granted during the year ended December 31, 2025 was estimated as of the grant date using a Monte Carlo simulation, which requires management to make assumptions regarding risk-free interest rates and volatility of the Company’s stock price. The Monte Carlo simulation incorporates the same assumptions as Black-Scholes as to stock price volatility, the risk-free interest rate and dividend yield. The Company utilized the expected life of the PSUs for the expected term of the award, as the vesting term and contractual term of the awards are identical. Revenue Recognition The Company’s specialized clinical services are performed based on a written test requisition form or electronic equivalent. The performance obligation is satisfied and revenues are recognized at the point in time the clinical services have been performed and the results have been delivered to the ordering physician. These clinical services are billed to various payers, including client direct billing, commercial insurance, Medicare and other government payers, and patients. Revenue is recorded for all payers based on the amount expected to be collected, which considers implicit price concessions. Implicit price concessions represent differences between amounts billed and the estimated consideration the Company expects to receive based on negotiated discounts, historical collection experience, and other anticipated adjustments, including anticipated payer denials. For the Company's pharmaceutical development services, the Company generally enters into contracts with pharmaceutical and biotech clients as well as other CROs to provide research and clinical trial services. Such services also include validation studies and assay development. The Company records revenue on a unit-of-service basis based on the number of units completed towards the satisfaction of a performance obligation. In addition, certain contracts include upfront fees and the revenue for those contracts is recognized over time as services are performed. Additional offerings within the Company's portfolio includes oncology data solutions, which involves the licensing of de- identified data to pharmaceutical and biotech clients in the form of either retrospective records or prospective deliveries of data. Revenue is recognized at a point in time upon delivery of retrospective data or over time for prospective data feeds. The Company negotiates billing schedules and payment terms on a contract-by-contract basis. Contract terms generally provide for payments based on a unit-of-service arrangement and are primarily short-term. Amounts collected in advance of services being provided are deferred as contract liabilities on the Consolidated Balance Sheets. The associated revenue is recognized and the contract liability is reduced as the contracted services are subsequently performed. Contract assets are established for revenue recognized but not yet billed. These contract assets are reduced once the client is invoiced and a corresponding receivable is recorded. Additionally, the Company incurs sales commissions in the process of obtaining contracts with clients. Sales commissions that are payable upon contract award are recognized as assets and amortized over the expected contract term. The amortization of commission expense is based on the weighted average contract duration for all commissionable awards in the respective business in which the commission expense is paid, which approximates the period over which goods and services are transferred to the client. For short-term contracts, the Company applies the practical expedient which allows costs to obtain a contract to be expensed when incurred, if the amortization period of the assets that would otherwise have been recognized is one year or less. Contract assets and capitalized commissions are included in other current assets and other assets on the Consolidated Balance Sheets. NEOGENOMICS, INC. 71

Most contracts are terminable by the clients, either immediately or according to advance notice terms specified within the contracts. All contracts require payment of fees to the Company for services rendered through the date of termination and may require payment for subsequent services necessary to conclude the study or close out the contract. Cost of Revenue Cost of revenue includes compensation and benefit costs for performing tests, project management, depreciation of laboratory equipment and laboratory leasehold improvements, rent for laboratory facilities, laboratory reagents, probes and supplies, delivery and courier costs relating to the transportation of specimens to be tested, amortization for acquired intangible assets, and stock-based compensation. The expenses related to shipping specimens to the facilities for testing, includes costs incurred for contract couriers, commercial airline flights, and courier charges. The Company also incurs expenses returning samples and slides to its clients. For the years ended December 31, 2025, 2024 and 2023, the Company recorded shipping expenses of approximately $20.2 million, $17.6 million, and $18.4 million, respectively as cost of revenue in the Consolidated Statements of Operations. General and Administrative Expenses General and administrative expenses consist of compensation and benefit costs for the Company’s billing, finance, human resources, information technology, other administrative personnel, and stock-based compensation. The Company also includes professional services, facilities expense, IT infrastructure costs, depreciation, amortization, and other administrative- related costs in general and administrative expenses in the Consolidated Statements of Operations. Research and Development Expenses R&D costs are expensed as incurred. R&D expenses consist of compensation and benefit costs, laboratory supplies, depreciation of laboratory equipment, costs for samples to complete validation studies, and stock-based compensation. These expenses are primarily incurred to develop new genetic tests. R&D expenses are presented net of R&D tax and expenditure credits from the UK government, which are recognized over the period necessary to match the reimbursement with the related costs when it is probable that the Company has complied with any conditions attached and will receive the reimbursement. For the years ended December 31, 2025, 2024 and 2023, the Company recorded R&D tax and expenditure credits of $0.8 million, $2.0 million, $3.2 million, respectively, in research and development expenses in the Consolidated Statements of Operations. Sales and Marketing Expenses Sales and marketing expenses are primarily attributable to employee-related costs including sales management, sales representatives, sales and marketing consultants, and marketing and customer service personnel. Advertising costs are expensed at the time they are incurred and were immaterial for the years ended December 31, 2025, 2024 and 2023. Restructuring Charges Restructuring charges relate to a restructuring program to improve execution and drive efficiency across the organization. Restructuring charges consist of severance and other employee costs, costs for optimizing the Company’s geographic presence, and consulting and other costs. For further details on the Company’s restructuring activities, please refer to Note 11. Restructuring. Income Taxes We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between financial statement and tax bases of the assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that included the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance, which would reduce the provision for income taxes. The Company evaluates tax positions that have been taken or are expected to be taken in its tax returns and records a liability for uncertain tax positions, if deemed necessary. The Company follows a two-step approach to recognizing and measuring NEOGENOMICS, INC. 72 uncertain tax positions. First, tax positions are recognized if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. Second, the tax position is measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We recognize interest expense and penalties related to income tax matters, including unrecognized tax benefits, as a component of income tax expense. Net Loss per Common Share The Company calculates basic net (loss) income per share attributable to common stockholders by dividing net (loss) income by the weighted-average number of shares of common stock outstanding for the period. Diluted net (loss) income per share is computed using the weighted average number of common shares outstanding during the applicable period, plus the dilutive effect of potential common stock. Potential common stock consists of shares issuable pursuant to stock options and convertible notes, as well as nonvested restricted stock awards and performance stock units which are not considered outstanding with respect to the weighted average common shares outstanding in the calculation of basic net (loss) income per share. Potentially dilutive shares are determined by applying the treasury stock method to the Company’s outstanding stock options and restricted stock awards. Potentially dilutive shares issuable upon conversion of the 0.25% Convertible Senior Notes due 2028 are calculated using the if-converted method. Recently Adopted Accounting Pronouncements In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This update requires entities to consistently categorize and provide greater disaggregation of information in the rate reconciliation and to further disaggregate income taxes paid by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. ASU 2023-09 may be applied retrospectively or prospectively. The Company has adopted this standard with retrospective application in the 2025 annual financial statements and have included the additional disclosures in Note 12. Income Taxes. Accounting Pronouncements Pending Adoption In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This update replaces the existing “development phase” model with a principle based threshold approach, allowing capitalization of software development costs once management has authorized funding and it is probable the project will be completed and used as intended, provided there is no significant development uncertainty. ASU 2025-06 is effective for fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of this standard on its financial statement presentation and disclosures. In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures. This update requires entities to disaggregate operating expenses into specific categories, such as purchases of inventory, compensation, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. ASU 2024-03 may be applied retrospectively or prospectively. The Company is currently evaluating the impact of this standard on its financial statement presentation and disclosures. Note 3. Acquisition and Disposals Acquisition of Pathline, LLC On April 4, 2025 (the “Pathline Acquisition Date”), the Company completed the acquisition of a 100% ownership interest in Pathline LLC (“Pathline”), a CLIA/CAP/NYS-certified laboratory based in New Jersey. The purchase price consisted of (i) gross initial consideration of $8.0 million, which was reduced by a net adjustment of $0.7 million reflective of cash and other adjustments and (ii) up to $2.0 million of contingent consideration if Pathline completes certain validation milestones within a specific timeline. As of the Pathline Acquisition Date, the Company estimated the contingent consideration liability to be $1.0 million, reflecting its best estimate regarding the achievement of the validation milestone. In September 2025, the Company met the contingent consideration threshold of $1.0 million upon achievement of the validation milestone. The Pathline acquisition aligns with the Company's strategic objective of expanding its presence, capabilities, and offerings in the Northeastern United States. NEOGENOMICS, INC. 73

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The acquisition of Pathline was determined to be a business combination and has been accounted for using the acquisition method. The purchase price and purchase price allocation were based upon management's best estimates and assumptions and were considered preliminary as of December 31, 2025, and are subject to future revision. The following table summarizes the estimated purchase consideration recorded for the acquisition of Pathline, the estimated fair value of the net assets acquired and liabilities assumed, and the preliminary calculation of goodwill based on the excess of the consideration transferred over the fair value of the net assets acquired and liabilities assumed at the Pathline Acquisition Date (in thousands, except per share data):

	April 4, 2025 (as initially reported)	Measurement Period Adjustments	April 4, 2025 (as adjusted)
Purchase consideration:			
Initial cash consideration, net[(1)]	$ 7,275	$ 220	$ 7,495
Contingent consideration	1,000	—	1,000
Total purchase consideration	$ 8,275	$ 220	$ 8,495
Allocation of the purchase consideration:			
Cash and cash equivalents	$ 317	$ —	$ 317
Accounts receivable, net	3,324	—	3,324
Inventories	657	—	657
Prepaid and other current assets	443	—	443
Intangible assets	1,200	—	1,200
Property and equipment	1,264	—	1,264
Operating lease right-of-use assets	6,632	(161)	6,471
Other non-current assets	200	—	200
Total identifiable assets acquired	14,037	(161)	13,876
Total identifiable liabilities assumed	10,602	(143)	10,459
Net identifiable assets acquired	3,435	(18)	3,417
Goodwill	4,840	238	5,078
Total purchase consideration	$ 8,275	$ 220	$ 8,495

(1) Includes net adjustments of $0.7 million reflective of cash and other adjustments as initially reported, and $0.5 million reflective of cash and other adjustments as adjusted.

Due to the timing of the acquisition, the preliminary estimates and measurements are subject to change during the measurement period for assets acquired, liabilities assumed, and tax adjustments. The Company will finalize these amounts no later than one year from the acquisition date once it obtains the information necessary to complete the measurement process. Any changes resulting from facts and circumstances that existed as of the acquisition date may result in adjustments to the preliminary amounts disclosed above which may impact the reported results in the period those adjustments are identified.

The goodwill recognized was primarily attributable to expected synergies of the combined businesses, increased market penetration, and expanded service capabilities in the Northeast resulting from the acquisition. A majority of the goodwill resulting from the acquisition of Pathline is expected to be deductible for income tax purposes.

Acquired intangible assets consist of customer relationships, which were valued using an income-based approach by discounting expected cash flows from existing customer relationships to determine the economic benefit expected to be realized post-acquisition. These assets will be amortized over a weighted average period of seven years.

Acquisition and integration costs related to Pathline were approximately $4.7 million for the year ended December 31, 2025 and are recorded as general and administrative expenses in the Company's Consolidated Statements of Operations. There were no such amounts recorded for the year ended December 31, 2024.

The results of operations of Pathline are included in the Company's Consolidated Financial Statements beginning on the Pathline Acquisition Date. For the year ended December 31, 2025, revenue related to Pathline was approximately

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$13.1 million. Net loss related to Pathline was approximately $5.8 million for the year ended December 31, 2025. No pro forma information has been included relating to the Pathline acquisition, as this acquisition was not deemed to be material to the Company’s revenue or net loss on a pro forma basis. Sale of Trapelo Health, LLC's Assets In the second quarter of 2025, the Company initiated a plan to sell substantially all of the operating assets of Trapelo Health, LLC (“Trapelo”), its wholly owned subsidiary, as a result of Management's assessment of the Company's long-term strategy. Management determined that the sale will allow the Company to focus on its core strategic operations. In connection with the classification of these assets and liabilities as held for sale, Management evaluated the fair value of assets for recoverability, then evaluated the fair value of the disposal group, including goodwill. The fair value of the disposal group was determined using significant unobservable inputs (Level 3) based on expected proceeds to be received upon the sale of the business. As a result of this evaluation, it was determined that the fair value of the disposal group, less costs to sell, was less than its carrying value. Accordingly, an impairment of $15.9 million, consisting of a $3.5 million loss on goodwill and a $12.4 million loss on developed technology, was recognized for the year ended December 31, 2025, under impairment charges in the Consolidated Statements of Operations. On December 31, 2025, the Company completed the sale of its assets held for sale for (i) consideration of $2.5 million and (ii) contingent consideration of up to $5.0 million if the buyers achieves certain revenue milestones within a specific timeline. Note 4. Fair Value Measurements Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A fair value hierarchy has been established based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1: Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2: Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily available pricing sources for comparable instruments. Level 3: Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. Assets and Liabilities that are Measured at Fair Value on a Recurring Basis The Company measures certain financial assets at fair value on a recurring basis, including its marketable securities and certain cash equivalents. The Company considers all securities available-for-sale, including those with maturity dates beyond 12 months, and therefore these securities are classified within current assets on the Consolidated Balance Sheets as they are available to support current operational liquidity needs. The money market accounts are valued based on quoted market prices in active markets and are included in cash and cash equivalents on the Consolidated Balance Sheets. The marketable securities are generally valued based on other observable inputs for those securities (including market corroborated pricing or other models that utilize observable inputs such as interest rates and yield curves) based on information provided by independent third-party pricing entities, except for U.S. Treasury securities which are valued based on quoted market prices in active markets. The following table sets forth the amortized cost, gross unrealized gains, gross unrealized losses and fair values of the Company’s marketable securities accounted for as available-for-sale securities as of December 31, 2024. There were no such amounts as of December 31, 2025. NEOGENOMICS, INC. 75

December 31, 2024 (in thousands) Amortized Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value Financial Assets: Short-term marketable securities: Municipal bonds 9,587 — (151) 9,436 Corporate bonds 10,523 — (127) 10,396 Total $ 20,110 $ — $ (278) $ 19,832 The Company had $0.5 million and $1.3 million of accrued interest receivable at December 31, 2025 and 2024, respectively, included in other assets on its Consolidated Balance Sheets related to its marketable securities. There were no realized gains or losses for the years ended December 31, 2025, 2024 and 2023. The following table sets forth the fair value of available-for-sale marketable securities by contractual maturity at December 31, 2024. There were no such amounts as of December 31, 2025. December 31, 2024 (in thousands) One Year or Less Over One Year Through Five Years Over Five Years Total Financial Assets: Marketable Securities: Municipal bonds 9,436 — — 9,436 Corporate bonds 10,396 — — 10,396 Total $ 19,832 $ — $ — $ 19,832 The following tables set forth the Company’s cash equivalents and marketable securities accounted for as available-for-sale securities that were measured at fair value on a recurring basis based on the fair value hierarchy as of December 31, 2025 and 2024: December 31, 2025 (in thousands) Level 1 Level 2 Level 3 Total Financial Assets: Cash equivalents: Money market funds $ 157,895 $ — $ — $ 157,895 Total $ 157,895 $ — $ — $ 157,895 December 31, 2024 (in thousands) Level 1 Level 2 Level 3 Total Financial Assets: Cash equivalents: Money market funds $ 364,815 $ — $ — $ 364,815 Marketable securities: Municipal bonds 9,436 — — 9,436 Corporate bonds — 10,396 — 10,396 Total $ 374,251 $ 10,396 $ — $ 384,647 There were no transfers of financial assets or liabilities into or out of Level 1, Level 2, or Level 3 for the years ended December 31, 2025 and 2024. Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis The carrying value of cash, certain cash equivalents, accounts receivable, net, other current assets, accounts payable, accrued expenses and other liabilities, and contract liabilities are considered reasonable estimates of their respective fair values at December 31, 2025 and 2024 due to their short-term nature. NEOGENOMICS, INC. 76

The Company also measures certain non-financial assets at fair value on a nonrecurring basis, primarily intangible assets, goodwill, and long-lived assets in connection with periodic evaluations for potential impairment. The Company estimates the fair value of these assets using primarily unobservable inputs and as such, these are considered Level 3 fair value measurements. Note 5. Property and Equipment, Net Property and equipment consisted of the following at December 31, 2025 and 2024 (in thousands): 2025 2024 Estimated Useful Lives in Years Equipment $ 104,251 $ 101,336 1 - 10 Leasehold improvements 59,406 57,571 1-17 Furniture and fixtures 11,068 11,159 1-8 Computer hardware 32,730 34,937 2-8 Computer software 78,709 70,579 1-10 Construction in progress 7,727 8,511 — Subtotal 293,891 284,093 Less: accumulated depreciation (209,057) (189,990) Property and equipment, net $ 84,834 $ 94,103 Depreciation expense for the years ended December 31, 2025, 2024 and 2023, was as follows (in thousands): 2025 2024 2023 Cost of revenue $ 13,151 $ 17,087 $ 16,839 General and administrative 20,798 20,061 18,489 Research and development 2,032 1,926 2,122 Sales and marketing 91 27 — Total depreciation $ 36,072 $ 39,101 $ 37,450 Note 6. Leases As of December 31, 2025, the maturities of the operating lease liabilities and a reconciliation to the present value of lease liabilities were as follows (in thousands): Remaining Lease Payments 2026 $ 6,681 2027 8,602 2028 8,683 2029 8,760 2030 7,519 Thereafter 44,443 Total remaining lease payments 84,688 Less: imputed interest (17,090) Total operating lease liabilities 67,598 Less: current portion (4,776) Long-term operating lease liabilities $ 62,822 Weighted-average remaining lease term and weighted-average discount rate for the years ended December 31, 2025 and 2024, were as follows: NEOGENOMICS, INC. 77

NEOGENOMICS, INC.

	2025	2024
Weighted-average remaining lease term (in years)	10.55	11.59
Weighted-average discount rate	4.2 %	4.1 %

The following summarizes additional supplemental data related to the operating leases for the years ended December 31, 2025 and 2024 (in thousands):

		2025		2024
Operating lease costs	$	9,551	$	11,731
Right-of-use assets obtained in exchange for operating lease liabilities	$	6,397	$	617
Cash paid for operating leases	$	5,034	$	9,002

Note 7. Goodwill and Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill as of December 31, 2025 and 2024 (in thousands):

		Goodwill Carrying Amount
Balance as of December 31, 2023	$	522,766
Balance as of December 31, 2024		522,766
Goodwill acquired[(1)]		5,078
Impairment charges[(2)]		(3,500)
Balance as of December 31, 2025	$	524,344

[(1)] In connection with the acquisition of Pathline, the Company recognized $5.1 million of goodwill, reflecting the allocation of the purchase price to the identifiable assets acquired and liabilities assumed. Please refer to Note 3. Acquisitions and Disposals for further information about the acquisition of Pathline.

[(2)] In connection with the classification of Trapelo assets as held for sale, the Company recognized an impairment charge of $3.5 million to write down the carrying value of the disposal group to its estimated fair value less costs to sell. Please refer to Note 3. Acquisitions and Disposals for further information about the disposal of Trapelo assets.

Intangible assets consisted of the following as of December 31, 2025 and 2024 (in thousands):

		2025					
	Amortization Period (years)		Cost		Accumulated Amortization		Net
Client Relationships[(1)]	7-15	$	144,301	$	85,441	$	58,860
Developed Technology[(2)]	10-15		276,825		83,714		193,111
Trademarks[(3)]	15		30,261		9,151		21,110
Trade Name	2.5		2,584		2,584		—
Trademark - Indefinite lived	—		13,447		—		13,447
Total		$	467,418	$	180,890	$	286,528

[(1)] Includes $1.2 million of acquired client relationships related to Pathline. Please refer to Note 3. Acquisitions and Disposals for further information about the acquisition of Pathline.

[(2)] Includes an impairment loss of $10.5 million on InVisionFirst®-Lung developed technology and an adjustment of $12.4 million related to the classification of the Trapelo as held for sale. Please refer to Note 3. Acquisitions and Disposals for further information about the disposal of Trapelo assets.

[(3)] Includes an impairment loss of $0.9 million on InVisionFirst®-Lung trademarks.

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	Amortization Period (years)	2024 Cost	2024 Accumulated Amortization	2024 Net
Client Relationships	7-15	$ 143,101	$ 75,423	$ 67,678
Developed Technology	10-15	310,226	75,758	234,468
Marketing Assets	4	549	514	35
Trademarks	15	31,473	7,420	24,053
Trade Name	2.5	2,584	2,584	—
Trademark - Indefinite lived	—	13,447	—	13,447
Total		$ 501,380	$ 161,699	$ 339,681

For the years ended December 31, 2025, 2024 and 2023, amortization on the Consolidated Statements of Operations was recorded as follows (in thousands):

	2025	2024	2023
Amortization recorded in:			
Cost of revenue	$ 18,948	$ 19,638	$ 19,638
General and administrative	12,804	13,808	15,495
Total amortization	$ 31,752	$ 33,446	$ 35,133

As of December 31, 2025, the estimated amortization expense related to amortizable intangible assets for each of the five following years and thereafter is as follows (in thousands):

2026	$ 30,533
2027	29,983
2028	29,983
2029	29,983
2030	29,530
Thereafter	123,069
Total	$ 273,081

InVisionFirst®-Lung Impairment

In the second quarter of 2025, management evaluated the planned launch of a new product and its anticipated impact on the Company's current portfolio. Following the evaluation, management made a decision to implement a wind-down of the InVisionFirst®-Lung portfolio, resulting in the recognition of an impairment and associated inventory write-off. The impairment charge was measured as the excess of the carrying value of the affected assets over their estimated fair value, which was determined based on undiscounted expected future cash flows. During the year ended December 31, 2025, the Company recorded impairment charges of $11.4 million and an inventory write-off of $0.4 million associated with InVisionFirst®-Lung, a legacy diagnostic test. Impairment charges consisted of a $10.5 million loss on developed technology and a $0.9 million loss on trademarks. The impairment charge and inventory write-off are included within impairment charges in the Consolidated Statements of Operations.

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Note 8. Debt The following table summarizes long-term debt, net, at December 31, 2025 and 2024 (in thousands): 2025 2024 0.25% Convertible Senior Notes due 2028 Principal $ 345,000 $ 345,000 Unamortized debt discount (3,071) (4,559) Unamortized debt issuance costs (71) (106) Total 0.25% Convertible Senior Notes due 2028 $ 341,858 $ 340,335 1.25% Convertible Senior Notes due 2025 Principal $ — $ 201,250 Unamortized debt discount — (421) Unamortized debt issuance costs — (52) Total 1.25% Convertible Senior Notes due 2025, net $ — $ 200,777 Total debt $ 341,858 $ 541,112 Less: Current portion of convertible senior notes, net — (200,777) Total long-term debt, net $ 341,858 $ 340,335 At December 31, 2025, the estimated fair value (Level 2) of the 0.25% Convertible Senior Notes due 2028 was $307.1 million. At December 31, 2024, the estimated fair value (Level 2) of the 0.25% Convertible Senior Notes due 2028 and the 1.25% Convertible Senior Notes due 2025 was $284.8 million and $197.7 million, respectively. 2028 Convertible Senior Notes On January 11, 2021, the Company completed the sale of $345.0 million of Convertible Senior Notes with a stated interest rate of 0.25% and a maturity date of January 15, 2028 (the “2028 Convertible Notes”), unless earlier converted, redeemed, or repurchased. The 2028 Convertible Notes were issued at a discounted price of 97.0% of their principal amount. The total net proceeds from the issuance of the 2028 Convertible Notes and exercise of the over-allotment option was approximately $334.4 million, which includes approximately $10.6 million of discounts, commissions and offering expenses paid by the Company. On January 11, 2021, the Company entered into an indenture (the “2021 Indenture”), with U.S. Bank National Association, as trustee (the “Trustee”), governing the 2028 Convertible Notes. The Company used a portion of the net proceeds from the Offerings to enter into capped call transactions (as described below under the heading “Capped Call Transactions”). Prior to September 15, 2027, noteholders may convert their 2028 Convertible Notes at their option, only in the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2021 (and only during such calendar quarter), if the last reported sale price of the common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130.0% of the conversion price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of 2028 Convertible Notes for each trading day of the measurement period was less than 98.0% of the product of the last reported sale price of the Company’s common stock and the conversion rate on each such trading day; (3) if the Company calls any or all of the notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. On or after September 15, 2027 until the close of business on the second business day immediately preceding the maturity date, noteholders may convert their 2028 Convertible Notes at any time, regardless of the foregoing circumstances. The last reported sales price of the Company’s common stock was not greater than or equal to 130.0% of the conversion price of the 2028 Convertible Notes on at least 20 of the last 30 consecutive trading days of the quarter ended September 30, 2025. Based on the terms of the 2028 Convertible Notes, the holders could not have converted all or a portion of their 2028 Convertible Notes in the fourth quarter of 2025. The last reported sales price of the Company’s common stock was not greater than or equal to 130.0% of the conversion price of the 2028 Convertible Notes on at least 20 of the last 30 consecutive trading days of the quarter ended December 31, 2025. Based on the terms of the 2028 Convertible Notes, the holders cannot convert all or a portion of their 2028 Convertible Notes in the first quarter of 2026. When a conversion notice is received, the NEOGENOMICS, INC. 80

Company has the option to pay or deliver cash, shares of the Company’s common stock, or a combination thereof. As the Company is not required to settle the 2028 Convertible Notes in cash, the 2028 Convertible Notes are classified as long-term debt as of December 31, 2025. As of December 31, 2025, the Company had not received any conversion notices. Upon conversion, the Company will pay or deliver, as applicable, cash, shares of common stock or a combination of cash and shares of common stock, at its election. The initial conversion rate for the 2028 Convertible Notes is 15.1172 shares of common stock per $1,000 in principal amount of 2028 Convertible Notes, equivalent to an initial conversion price of approximately $66.15 per share of common stock. The conversion rate is subject to adjustment as described in the 2021 Indenture. In addition, following certain corporate events that occur prior to the maturity date as described in the 2021 Indenture, the Company will pay a make-whole premium by increasing the conversion rate for a holder who elects to convert its 2028 Convertible Notes in connection with such a corporate event in certain circumstances. The value of the 2028 Convertible Notes, if converted, does not exceed the principal amount based on a closing stock price of $11.76 on December 31, 2025. The Company may not redeem the 2028 Convertible Notes prior to January 20, 2025. The Company may redeem for cash all or any portion of the 2028 Convertible Notes, at its option, on or after January 20, 2025 if the last reported sale price of its common stock has been at least 130.0% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date of notice by the Company of redemption at a redemption price equal to 100.0% of the principal amount of the 2028 Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. No sinking fund is provided for the 2028 Convertible Notes. If an event involving bankruptcy, insolvency or reorganization events with respect to the Company occurs, then the principal amount of, and all accrued and unpaid interest on, all of the 2028 Convertible Notes then outstanding will immediately become due and payable. If any other default event occurs and is continuing, then noteholders of at least 25.0% of the aggregate principal amount of the 2028 Convertible Notes then outstanding, by notice to the Company, may declare the principal amount of, and all accrued and unpaid interest on, all of the 2028 Convertible Notes then outstanding to become due and payable immediately. If the Company undergoes a Fundamental Change (as defined in the 2021 Indenture), then noteholders may require the Company to repurchase their 2028 Convertible Notes at a cash repurchase price equal to the principal amount of the 2028 Convertible Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Repurchase Date (as defined in the 2021 Indenture). The 2028 Convertible Notes are the Company’s senior, unsecured obligations and will be equal in right of payment with its existing and future senior, unsecured indebtedness, senior in right of payment to its existing and future indebtedness that is expressly subordinated to the 2028 Convertible Notes and effectively junior to its existing and future secured indebtedness, to the extent of the value of the collateral securing that indebtedness. The 2028 Convertible Notes will be structurally subordinated to all existing and future indebtedness and other liabilities, including trade payables, of its subsidiaries. The interest expense recognized on the 2028 Convertible Notes includes $0.9 million, $1.5 million and $34,000 for the contractual coupon interest, the amortization of the debt discount and the amortization of the debt issuance costs, respectively, for the year ended December 31, 2025. The interest expense recognized on the 2028 Convertible Notes includes $0.9 million, $1.5 million and $34,000 for the contractual coupon interest, the amortization of the debt discount and the amortization of the debt issuance costs, respectively, for the year ended December 31, 2024. The effective interest rate on the 2028 Convertible Notes is 0.70%, which includes the interest on the 2028 Convertible Notes and amortization of the debt discount and debt issuance costs. The 2028 Convertible Notes bear interest at a rate of 0.25% per annum, payable semi- annually in arrears on January 15 and July 15 of each year, which began on July 15, 2021. Capped Call Transactions In connection with the 2028 Convertible Notes offering, on January 11, 2021, the Company entered into separate, privately negotiated convertible note hedge transactions (collectively, the “Capped Call Transactions”) with option counterparties pursuant to capped call confirmations at a cost of approximately $29.3 million. As the Capped Call Transactions meet certain accounting criteria, the Capped Call Transactions were classified as equity, are not accounted for as derivatives and were recorded as a reduction of the Company’s additional paid-in capital in the accompanying Consolidated Financial Statements. The Capped Call Transactions are not part of the terms of the 2028 Convertible Notes and will not affect any holders’ rights under the 2028 Convertible Notes. The Capped Call Transactions cover, subject to customary anti-dilution adjustments, the number of shares of the Company’s common stock that initially underlie the 2028 Convertible Notes. The number of shares underlying the Capped Call Transactions is 5.2 million. NEOGENOMICS, INC. 81

The cap price of the Capped Call Transactions is initially $85.75 per share of the Company’s common stock, which represents a premium of 75.0% over the public offering price of the common stock in the 2021 Common Stock Offering, which was $49.00 per share, and is subject to certain adjustments under the terms of the Capped Call Transactions. By entering into the Capped Call Transactions, the Company expects to reduce the potential dilution to its common stock (or, in the event a conversion of the 2028 Convertible Notes is settled in cash, to reduce its cash payment obligation) in the event that, at the time of conversion of the 2028 Convertible Notes, its common stock price exceeds the conversion price of the 2028 Convertible Notes. 2025 Convertible Senior Notes On May 4, 2020, the Company completed the sale of $201.3 million of convertible senior notes with a stated interest rate of 1.25% and a maturity date of May 1, 2025 (the “2025 Convertible Notes”), unless earlier converted, redeemed, or repurchased. The 2025 Convertible Notes were issued at a discounted price of 97.0% of their principal amount. The total net proceeds from the issuance of the 2025 Convertible Notes and exercise of the over-allotment option were approximately $194.5 million, which includes approximately $6.9 million of discounts, commissions and offering expenses paid by the Company. On May 4, 2020, the Company entered into an indenture (the “2020 Indenture”), with U.S. Bank National Association, as trustee (the “Trustee”), governing the 2025 Convertible Notes. On May 1, 2025, the Company paid the outstanding principal balance on the 2025 Convertible Notes of $201.3 million and outstanding interest of $1.3 million. The interest expense recognized on the 2025 Convertible Notes includes $0.8 million, $0.4 million and $52,000, for the contractual coupon interest, the amortization of the debt discount and the amortization of the debt issuance costs, respectively for the year ended December 31, 2025. The interest expense recognized on the 2025 Convertible Notes includes $2.5 million, $1.2 million and $0.2 million, for the contractual coupon interest, the amortization of the debt discount and the amortization of the debt issuance costs, respectively for the year ended December 31, 2024. The effective interest rate on the 2025 Convertible Notes was 1.96%, which included the interest on the 2025 Convertible Notes and amortization of the debt discount and debt issuance costs. The 2025 Convertible Notes bore interest at a rate of 1.25% per annum, payable semi- annually in arrears on May 1 and November 1 of each year, which began on November 1, 2020. Maturities of Long-Term Debt Maturities of long-term debt at December 31, 2025 are summarized as follows (in thousands): 0.25% Convertible Senior Notes Total Long-Term Debt 2026 $ — $ — 2027 — — 2028 345,000 345,000 2029 — — 2030 — — Thereafter — — Total Debt 345,000 345,000 Less: Current portion of long-term debt — — Less: Unamortized debt discount (3,071) (3,071) Less: Unamortized debt issuance costs (71) (71) Long-term debt, net $ 341,858 $ 341,858 Note 9. Stock-Based Compensation Equity Incentive Plan On May 22, 2025, the stockholders of the Company approved an amendment to the 2023 Equity Incentive Plan, originally effective as of May 25, 2023 (the “Amended 2023 Plan”). The Amended 2023 Plan replaced the NeoGenomics, Inc. Amended and Restated Equity Incentive Plan, as most recently amended and subsequently approved by the stockholders on May 25, 2017 (the “Prior Plan”). The Amended 2023 Plan allows for the award of equity incentives including stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance shares, performance units, and other stock-based awards to certain employees, directors, or officers of, or key non-employee advisers or consultants, including contracted physicians to the Company or its subsidiaries. The Amended 2023 Plan provides that the maximum aggregate number of shares of the Company’s common stock reserved and available for issuance under the Amended 2023 Plan is NEOGENOMICS, INC. 82

8,300,000. Additionally, effective May 25, 2023, any remaining unissued shares from the Prior Plan are available for the grant of new awards under the Amended 2023 Plan, bringing the maximum aggregate number of shares of the Company’s common stock reserved and available for issuance to 33,925,000. The Company recorded stock-based compensation on the Consolidated Statement of Operations for the years ended December 31, 2025, 2024, and 2023 as follows (in thousands): 2025 2024 2023 Cost of revenue $ 1,405 $ 1,489 $ — General and administrative 34,321 28,093 24,633 Research and development 2,501 950 — Sales and marketing 3,089 2,881 — Total stock-based compensation $ 41,316 $ 33,413 $ 24,633 Stock Options As of December 31, 2025 and 2024, a total of approximately 6.0 million and 5.3 million shares, respectively, were available for future option and stock awards under the 2023 Plan. Options typically expire after 7 or 10 years and generally vest over 3 or 4 years. Each grant’s expiration, vesting, and exercise price provisions are determined at the time the awards are granted by the Compensation Committee of the Board of Directors. The fair value of each stock award granted during the years ended December 31, 2025, 2024 and 2023 were estimated as of the grant date using a Black-Scholes model. Weighted average assumptions used during the years ended December 31, 2025, 2024 and 2023 are as follows: 2025 2024 2023 Expected term (in years) 5.2 – 6.5 5.1 – 6.5 4.0 – 6.5 Risk-free interest rate (%) 3.7% - 4.4% 3.5% - 4.6% 3.3% - 4.7% Expected volatility (%) 56.0% - 67.2% 54.9% - 64.6% 53.3% - 67.9% Dividend yield (%) — — — Weighted average fair value/share at grant date $6.46 $8.91 $9.03 NEOGENOMICS, INC. 83

NEOGENOMICS, INC.

The status of the stock options are summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contract Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2022	4,214,617	$ 16.48	5.55	$ 1,375
Granted	1,679,860	$ 17.11		
Exercised	(279,148)	$ 10.79		$ 1,373
Forfeited	(1,234,230)	$ 20.77		
Outstanding at December 31, 2023	4,381,099	$ 15.87	5.56	$ 15,568
Granted	1,681,742	$ 15.01		
Exercised	(412,442)	$ 8.80		$ 2,159
Forfeited	(419,137)	$ 16.06		
Outstanding at December 31, 2024	5,231,262	$ 16.14	5.90	$ 14,701
Granted	3,430,499	$ 11.58		
Exercised	(35,123)	$ 8.63		$ 96
Forfeited	(1,464,437)	$ 18.16		
Outstanding at December 31, 2025	7,162,201	$ 13.58	6.50	$ 4,786
Exercisable at December 31, 2025	2,998,408	$ 15.10	6.50	$ 4,786
Vested and expected to vest at December 31, 2025	7,162,201	$ 13.58	4.24	$ 1,830

The total cash proceeds received from the exercise of stock options were approximately $0.3 million, $3.6 million and $3.0 million for the years ended December 31, 2025, 2024 and 2023, respectively. The total fair value of option shares vested during the years ended December 31, 2025, 2024 and 2023 was approximately $12.8 million, $8.6 million and $6.2 million, respectively.

The Company recognizes stock-based compensation expense using the straight-line basis over the awards' requisite service periods. As of December 31, 2025, there was approximately $11.3 million of total unrecognized stock-based compensation cost related to nonvested stock options granted under the 2023 Plan, the Form of Stand-Alone Inducement Restricted Stock Agreement and Form of Stand-Alone Inducement Stock Option Agreement entered into by the Company and Mr. Christopher M. Smith (collectively, the "CEO Inducement Award"), and the Form of Stand-Alone Inducement Restricted Stock Agreement and Form of Stand-Alone Inducement Stock Option Agreement entered into by the Company and Mr. Jeffrey S. Sherman (collectively, the "CFO Inducement Award"). This cost is expected to be recognized over a weighted-average period of 1.4 years.

Restricted Stock Awards

The number of shares and weighted average grant date fair values of restricted nonvested common stock at the beginning and end of 2025, 2024 and 2023, as well as stock awards granted, vested, and forfeited during the year were as follows:

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Number of Restricted Shares Weighted Average Grant Date Fair Value Nonvested at December 31, 2022 1,994,861 $ 12.71 Granted 1,006,698 $ 16.84 Vested (624,806) $ 13.89 Forfeited (414,834) $ 15.58 Nonvested at December 31, 2023 1,961,919 $ 13.83 Granted 1,061,191 $ 15.03 Vested (672,177) $ 14.27 Forfeited (186,862) $ 14.22 Nonvested at December 31, 2024 2,164,071 $ 14.25 Granted 2,866,093 $ 11.13 Vested (1,258,188) $ 13.90 Forfeited (942,379) $ 12.31 Nonvested at December 31, 2025 2,829,597 $ 11.89 The total fair value of restricted stock vested during the years ended December 31, 2025, 2024 and 2023 was approximately $17.5 million, $9.6 million and $8.7 million, respectively. As of December 31, 2025, there was approximately $11.8 million of total unrecognized stock-based compensation cost related to nonvested restricted stock granted under the 2023 Plan, the CEO Inducement Award and the CFO Inducement Award. This cost is expected to be recognized over a weighted-average period of 1.3 years. Performance-Based Restricted Stock Units Compensation costs for PSUs subject to a performance condition is recognized straight-line over the requisite service period if the achievement of the performance condition is probable. As of December 31, 2025, the Company determined it is probable that the performance condition will be met. For PSUs subject to a market condition, compensation cost is recognized straight-line over the requisite service period, regardless of when, if ever, the market condition is satisfied. If the performance targets are achieved, the awards will vest at the end of the three-year requisite service period so long as the employee remains employed with the Company through the applicable vesting date. A summary of the PSU activity under the Company’s plans for the year ended December 31, 2025 is as follows: Number of Stock Units Weighted Average Grant Date Fair Value Nonvested at December 31, 2024 647,084 $ 19.35 Granted — $ — Vested — $ — Forfeited (94,876) $ 19.19 Nonvested at December 31, 2025 552,208 $ 19.38 As of December 31, 2025, there was approximately $2.7 million of unrecognized stock-based compensation expense related to nonvested PSUs that will be recognized over a weighted-average period of approximately 1.0 years. Modifications of Stock Option and Restricted Stock Awards For the year ended December 31, 2025, upon the departure of certain executives and in accordance with the terms of their employment agreements, 358,737 shares of previously granted time-based vesting stock options and 536,055 shares of previously granted time-based vesting restricted stock were subject to accelerated vesting. The Company accounted for the effects of the accelerated vesting of these stock awards as modifications and recognized $2.9 million of stock-based compensation which consisted of $0.6 million and $2.3 million for the acceleration of stock options and restricted stock, respectively, within general and administrative expenses and sales and marketing expenses on the Consolidated Statements of Operations for the year ended December 31, 2025. NEOGENOMICS, INC. 85

For the year ended December 31, 2024, upon the departure of certain executives and in accordance with the terms of their employment agreements, 69,049 shares of previously granted time-based vesting stock options and 41,693 shares of previously granted time-based vesting restricted stock were subject to accelerated vesting. The Company accounted for the effects of the accelerated vesting of these stock awards as modifications and recognized $0.6 million of stock-based compensation which consisted of $0.3 million and $0.3 million for the acceleration of stock options and restricted stock, respectively, within general and administrative expenses on the Consolidated Statements of Operations for the year ended December 31, 2024. Employee Stock Purchase Plan The Company sponsors an Employee Stock Purchase Plan (“ESPP”), under which eligible employees can purchase common stock at a 15.0% discount from the fair market value. Stock-based compensation expense related to the ESPP for the years ended December 31, 2025, 2024 and 2023 was approximately $1.0 million, $1.0 million and $1.0 million, respectively. Shares issued pursuant to this plan were 538,432, 312,444 and 326,697 for each of the years ended December 31, 2025, 2024 and 2023, respectively. Note 10. Revenue Recognition The Company’s specialized clinical services are performed based on a written test requisition form or electronic equivalent. The performance obligation is satisfied and revenues are recognized at the point in time the clinical services have been performed and the results have been delivered to the ordering physician. These clinical services are billed to various payers, including client direct billing, commercial insurance, Medicare and other government payers, and patients. Revenue is recorded for all payers based on the amount expected to be collected, which considers implicit price concessions. Implicit price concessions represent differences between amounts billed and the estimated consideration the Company expects to receive based on negotiated discounts, historical collection experience, and other anticipated adjustments, including anticipated payer denials. For the Company's pharmaceutical development services, the Company generally enters into contracts with pharmaceutical and biotech clients as well as other CROs to provide research and clinical trial services. Such services also include validation studies and assay development. The Company records revenue on a unit-of-service basis based on the number of units completed towards the satisfaction of a performance obligation. In addition, certain contracts include upfront fees and the revenue for those contracts is recognized over time as services are performed. Additional offerings within the Company's portfolio include oncology data solutions, which involves the licensing of de- identified data to pharmaceutical and biotech clients in the form of either retrospective records or prospective deliveries of data. Revenue is recognized at a point in time upon delivery of retrospective data or over time for prospective data feeds. The Company negotiates billing schedules and payment terms on a contract-by-contract basis. Contract terms generally provide for payments based on a unit-of-service arrangement and are primarily short-term. Amounts collected in advance of services being provided are deferred as contract liabilities on the Consolidated Balance Sheets. The associated revenue is recognized and the contract liability is reduced as the contracted services are subsequently performed. Contract assets are established for revenue recognized but not yet billed. These contract assets are reduced once the client is invoiced and a corresponding receivable is recorded. Additionally, the Company incurs sales commissions in the process of obtaining contracts with clients. Sales commissions that are payable upon contract award are recognized as assets and amortized over the expected contract term. The amortization of commission expense is based on the weighted average contract duration for all commissionable awards in the respective business in which the commission expense is paid, which approximates the period over which goods and services are transferred to the client. For short-term contracts, the Company applies the practical expedient which allows costs to obtain a contract to be expensed when incurred, if the amortization period of the assets that would otherwise have been recognized is one year or less. Contract assets and capitalized commissions are included in other current assets and other assets on the Consolidated Balance Sheets. Most contracts are terminable by the clients, either immediately or according to advance notice terms specified within the contracts. All contracts require payment of fees to the Company for services rendered through the date of termination and may require payment for subsequent services necessary to conclude the study or close out the contract. The following table summarizes the values of contract assets, capitalized commissions, and contract liabilities as of December 31, 2025 and 2024 (in thousands): NEOGENOMICS, INC. 86

NEOGENOMICS, INC.

		2025		2024
Current contract assets[(1)]	$	—	$	100
Total contract assets	$	—	$	100
Current capitalized commissions[(1)]	$	138	$	206
Long-term capitalized commissions[(2)]		36		11
Total capitalized commissions	$	174	$	217
Current contract liabilities	$	851	$	409
Long-term contract liabilities[(3)]		386		336
Total contract liabilities	$	1,237	$	745

(1) Recorded within other current assets on the Consolidated Balance Sheets.

(2) Recorded within other assets on the Consolidated Balance Sheets.

(3) Recorded within other long-term liabilities on the Consolidated Balance Sheets.

Revenue recognized for the years ended December 31, 2025, 2024 and 2023, related to contract liability balances outstanding at the beginning of each year was $0.3 million, $1.6 million, and $6.4 million, respectively. Amortization of capitalized commissions for the years ended December 31, 2025, 2024 and 2023 were $0.3 million, $1.1 million and $1.0 million respectively.

Disaggregation of Revenue

The Company considered various factors in determining appropriate levels of homogeneous data for its disaggregation of revenue, including the nature, amount, timing, and uncertainty of revenue and cash flows. The categories align with the types of clients due to similarities of billing method, level of reimbursement, and timing of cash receipts. Unbilled amounts are accrued and allocated to payer categories based on historical experience. In future periods actual billings by payer category may differ from accrued amounts.

The following table details the disaggregation of net revenue for the years ended December 31, 2025, 2024 and 2023 (in thousands):

		2025		2024		2023
Client direct billing	$	518,844	$	475,444	$	428,901
Commercial insurance		117,508		99,843		88,022
Medicare and other government		90,866		84,598		74,370
Self-pay		114		681		350
Total net revenue	$	727,332	$	660,566	$	591,643

Note 11. Restructuring

In 2022, the Company embarked on a restructuring program to improve execution and drive efficiency across the organization. This program is a framework for identifying, prioritizing and executing operational improvements. Restructuring charges incurred consist of severance and other employee costs, costs for optimizing the Company's geographic presence ("Facility Footprint Optimization"), and consulting and other costs. The Company completed this restructuring program in 2024.

The following table summarizes the costs associated with the Company's restructuring activities for the year ended December 31, 2025 (in thousands):

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NEOGENOMICS, INC.

	Severance and Other Employee Costs	Facility Footprint Optimization	Consulting and Other Costs	Total
Balance as of December 31, 2023	$ 687	$ 1,389	$ 537	$ 2,613
Restructuring charges incurred	1,518	4,083	997	6,598
Impairment of facility related assets	—	60	—	60
Cash payments and other adjustments[(1)]	(2,075)	(4,896)	(1,433)	(8,404)
Balance as of December 31, 2024	$ 130	$ 636	$ 101	$ 867
Cash payments and other adjustments[(1)]	(130)	(636)	(101)	(867)
Balance as of December 31, 2025	$ —	$ —	$ —	$ —
Current liabilities				$ —
Long-term liabilities				—
Total liabilities				$ —

[(1)] Other adjustments include non-cash asset charges related to Facility Footprint Optimization costs.

Note 12. Income Taxes

(Loss) income before income tax expense (benefit) for the years ended December 31, 2025, 2024 and 2023 is as follows (in thousands):

	2025	2024	2023
Domestic	$ (42,629)	$ (43,086)	$ (62,489)
Foreign	(67,639)	(37,589)	(34,608)
Total	$ (110,268)	$ (80,675)	$ (97,097)

Significant components of the provision for income taxes December 31, 2025, 2024 and 2023 is as follows (in thousands):

	2025	2024	2023
Current:			
Federal	$ —	$ (35)	$ —
State	866	581	391
Foreign	—	79	—
Total current provision (benefit)	$ 866	$ 625	$ 391
Deferred:			
Federal	$ 112	$ (340)	$ (373)
State	165	9	602
Foreign	(3,386)	(2,243)	(9,749)
Total deferred provision (benefit)	$ (3,109)	$ (2,574)	$ (9,520)
Income tax expense (benefit)	$ (2,243)	$ (1,949)	$ (9,129)

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A reconciliation of the differences between the effective tax rate and the federal statutory tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows (amounts in thousands):

	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
Federal statutory tax rate	$ (23,156)	21.00 %	$ (16,942)	21.00 %	$ (20,390)	21.00 %
State and local income taxes, net of federal income tax effect(1)-(3)	891	(0.81)%	337	(0.42)%	911	(0.94)%
Foreign tax effects:						
United Kingdom:						
Statutory tax rate difference	(2,642)	2.40 %	(2,300)	2.85 %	(1,207)	1.24 %
Change in valuation allowance	13,179	(11.95)%	12,606	(15.62)%	1,526	(1.57)%
Effects of changes in tax laws or rates enacted in current period	—	— %	—	— %	(1,025)	1.06 %
Other	268	(0.24)%	(282)	0.35 %	655	(0.68)%
Switzerland:						
Statutory tax rate difference	—	— %	(622)	0.77 %	87	(0.09)%
Change in valuation allowance	(329)	0.30 %	(3,693)	4.58 %	919	(0.95)%
Other	329	(0.30)%	—	— %	—	— %
Other foreign jurisdictions	13	(0.01)%	(436)	0.54 %	302	(0.31)%
Effects of changes in tax laws or rates enacted in current period	—	— %	—	— %	—	— %
Effects of cross-border tax laws	—	— %	—	— %	—	— %
Tax credits:						
R&D credit	(2,735)	2.48 %	467	(0.58)%	(444)	0.46 %
Change in valuation allowance	3,566	(3.23)%	2,662	(3.30)%	4,973	(5.12)%
Nontaxable or nondeductible items:						
Compensation expense	7,426	(6.73)%	5,252	(6.51)%	4,007	(4.13)%
Other nondeductible items	1,324	(1.20)%	543	(0.67)%	336	(0.35)%
Changes in unrecognized tax benefits	—	— %	—	— %	—	— %
Other adjustments	(377)	0.32 %	459	(0.57)%	221	(0.23)%
Effective tax rate	$ (2,243)	2.03 %	$ (1,949)	2.42 %	$ (9,129)	9.40 %

(1) State taxes in Florida and Texas make up the majority (greater than 50 percent) of the effect of this category for the period ended December 31, 2025.

(2) State taxes in Texas make up the majority of the effect of this category for the period ended December 31, 2024.

(3) State taxes in Texas and Florida make up the majority of the effect of this category for the period ended December 31, 2023.

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At December 31, 2025 and 2024, deferred income tax assets and liabilities consisted of the following (in thousands): 2025 2024 Deferred tax assets: Accrued compensation $ 8,020 $ 9,712 Net operating loss carry-forwards 116,019 110,887 Tax credits 15,308 11,487 Stock-based compensation 4,931 3,860 Operating lease liabilities 17,325 16,238 Convertible debt discount 2,217 3,262 Research expenditures 4,685 7,275 Other 3,670 2,772 Gross deferred tax assets 172,175 165,493 Less: valuation allowance (100,453) (83,893) Total deferred tax assets $ 71,722 $ 81,600 Deferred tax liabilities: Operating lease right-of-use assets $ (15,436) $ (15,166) Intangible assets (72,502) (85,809) Property and equipment (2,003) (2,135) Total deferred tax liabilities $ (89,941) $ (103,110) Net deferred income tax liabilities $ (18,219) $ (21,510) At December 31, 2025, the Company has federal net operating loss carry forwards of approximately $250.8 million, foreign net operating loss carryforwards of approximately $253.6 million, including $250.8 million in the United Kingdom, and state net operating loss carry forwards of approximately $145.4 million. Federal net operating loss (“NOLs”) carry forwards will begin to expire in 2034. Under the Tax Act, as modified by the CARES Act, the Company’s federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, however, the deductibility of such federal net NOLs in tax years beginning after December 31, 2020, is limited to 80% of taxable income. State tax NOLs will begin to expire in 2026. The NOLs in the United Kingdom do not expire. As of December 31, 2025, the Company has federal R&D and other credit carryforwards of approximately $11.6 million that begin to expire in 2036 and state research and investment credit carryforwards of approximately $6.9 million that do not expire. An ownership change of more than 50 percent could result in a limitation of the use of net operating loss carryforwards and credit carryforwards under IRC Section 382, IRC Section 383, and the regulations thereunder. Based on a completed formal study, there were no ownership changes in prior periods that would materially limit the use of the Company’s net operating loss carryforwards and credit carryforwards under IRC Section 382 and IRC Section 383. Management assesses the recoverability of its deferred tax assets as of the end of each quarter, weighing all positive and negative evidence, and is required to establish and maintain a valuation allowance for these assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The weight given to the evidence is commensurate with the extent to which the evidence can be objectively verified. If negative evidence exists, positive evidence is necessary to support a conclusion that a valuation allowance is not needed. As of December 31, 2025 and 2024, management determined that sufficient positive evidence did not exist and concluded that it is more likely than not that a valuation allowance is required against deferred tax assets. Accordingly, for 2025, management established a valuation allowance of $72.4 million related to the Company’s domestic operations, a valuation of $27.3 million related to the Company's United Kingdom operations, and a full valuation allowance of $0.7 million related to the Company’s China operations. The Company files income tax returns in the United States, as well as the United Kingdom and in various immaterial foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment. For U.S. federal purposes, the Company has open tax years ended December 31, 2011 to December 31, 2025. For the United Kingdom the Company has open tax years ended December 31, 2024 to December 31, 2025. The Company applied the accounting standard for uncertain tax positions and recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax NEOGENOMICS, INC. 90 authority. Increases or decreases to the unrecognized tax benefits could result from management’s belief that a position can or cannot be sustained upon examination based on subsequent information or potential lapse of the applicable statute of limitation for certain tax positions. On July 4, 2025, the One Big Beautiful Bill Act ("OBBBA") was signed into law in the U.S., which contains a broad range of tax reform provisions affecting businesses. Key elements of the Tax Cuts and Jobs Act changed under the OBBBA, including the restoration of full expensing for domestic research and development cost and the option to elect to accelerate any domestic research costs that were capitalized but still are unamortized. The Company included the enacted effects of the legislation, finding that the legislation did not have a material on its effective tax rate and cash tax position due to the valuation allowance on deferred tax assets as of December 31, 2025. The following are the unrecognized tax benefits as of December 31, 2025, 2024, and 2023 (in thousands): 2025 2024 2023 Unrecognized tax benefits - January 1 $ 12,394 $ 7,953 $ 3,159 Increases in prior year positions 498 — — Reversals of prior year positions — (1,010) — Increases in tax positions taken in current year 633 5,451 4,794 Statute expirations — — — Unrecognized tax benefits - December 31 $ 13,525 $ 12,394 $ 7,953 Due to the valuation allowance, the majority of unrecognized tax benefits at December 31, 2025, if recognized, would not impact the Company’s effective tax rate. The interest and penalties related to the unrecognized tax benefit are immaterial. Interest and tax penalties related to unrecognized tax benefits are included in income tax expense. Note 13. Net Loss per Share The Company presents both basic earnings per share (“EPS”) and diluted EPS. Basic EPS excludes potential dilution and is computed by dividing net loss by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS reflects the potential dilution that could occur if stock options were exercised, stock awards vested and if the 2028 Convertible Notes and 2025 Convertible Notes were converted. The potential dilution from stock awards is accounted for using the treasury stock method based on the average market value of the Company’s common stock. The potential dilution from conversion of the 2028 Convertible Notes and 2025 Convertible Notes is accounted for using the if-converted method, which requires that all of the shares of the Company’s common stock issuable upon conversion of the 2028 Convertible Notes and the 2025 Convertible Notes will be included in the calculation of diluted EPS assuming conversion of the 2028 Convertible Notes and the 2025 Convertible Notes at the beginning of the reporting period (or at time of issuance, if later). The following table shows the calculations for the years ended December 31, 2025, 2024 and 2023 (in thousands, except per share amounts): 2025 2024 2023 NET LOSS $ (108,025) $ (78,726) $ (87,968) Basic weighted average common shares outstanding 128,101 126,658 125,502 Diluted weighted average shares outstanding 128,101 126,658 125,502 Basic net loss per share $ (0.84) $ (0.62) $ (0.70) Diluted net loss per share $ (0.84) $ (0.62) $ (0.70) The following potential dilutive shares were excluded from the calculation of diluted net loss per share because their effect would be anti-dilutive for the years ended December 31, 2025, 2024 and 2023: NEOGENOMICS, INC. 91

NEOGENOMICS, INC.

	2025	2024	2023
Stock options	59	490	460
Restricted stock awards	859	1,049	854
2025 Convertible Notes	—	5,538	5,538
2028 Convertible Notes	5,215	5,215	5,215

In addition, 552,208 and 686,157 shares of PSU awards are excluded from the computation of diluted EPS for the years ended December 31, 2025 and 2024, respectively, as the contingency had not been satisfied.

In connection with the 2028 Convertible Notes offering, on January 11, 2021, the Company entered into separate, privately negotiated convertible note hedge transactions (collectively, the "Capped Call Transactions") with option counterparties pursuant to capped call confirmations at a cost of approximately $29.3 million. The potential effect of the Capped Call Transactions was excluded from the calculation of diluted net loss per share in the year ended December 31, 2025 as the Company's common stock closing price of $11.76 on December 31, 2025 did not exceed the conversion price of $85.75 per share. The Capped Call Transactions are not reflected in diluted net loss per share as they are anti-dilutive.

Note 14. Defined Contribution Plan

The Company maintains a defined-contribution 401(k) retirement plan covering substantially all U.S. based employees (as defined). The Company's employees may make voluntary contributions to the plan, subject to limitations based on IRS regulations and compensation. The Company matches 100.0% of every dollar contributed up to 3.0% of the respective employee's compensation and an additional 50.0% of every dollar contributed on the next 2% of compensation (4.0% maximum Company match). Matching contributions were approximately $8.9 million, $8.4 million and $7.3 million during the years ended December 31, 2025, 2024 and 2023, respectively, and are recorded in cost of revenue and operating expenses in the Consolidated Statements of Operations.

Note 15. Commitments and Contingencies

Purchase Commitments

The Company has agreements in place to purchase a specified level of reagents from certain vendors. Typically, the Company can cancel contracts with suppliers without penalties. For those contracts that are not cancelable without penalties, there are termination fees and costs or commitments for continued spending that the Company is obligated to pay to a supplier under each contract's termination period before such contract can be cancelled. These purchase commitments expire in 2028. The purchase commitments as of December 31, 2025, are as follows (in thousands):

Years ending December 31,		
2026	$	5,310
2027		5,310
2028		939
Total purchase commitments	$	11,559

Legal Proceedings

On January 20, 2021, Natera, Inc. filed a patent infringement complaint against the Company's subsidiary Inivata Limited and its subsidiary Inivata, Inc. in U.S. District Court for the district of Delaware, alleging Inivata's InVisionFirst®-Lung cancer diagnostic test of infringing two patents. Natera then filed a second patent infringement complaint on December 20, 2022 against Inivata Limited and Inivata, Inc. alleging that RaDaR® minimal residual disease test infringes one patent. On August 29, 2025, the district court granted NeoGenomics' motion for summary judgment that Natera's '454 and '596 Patents are invalid for claiming ineligible subject matter. On September 29, 2025, the district court dismissed Natera's claims against NeoGenomics with prejudice and entered declaratory judgment of invalidity of both of Natera's asserted patents. On December 6, 2025, Natera voluntarily withdrew its appeal of the district court's rulings, and as a result, the litigation was fully and finally resolved with no remaining claims pending against the Company.

On December 16, 2022, a purported shareholder class action captioned Daniel Goldenberg v. NeoGenomics, Inc., Douglas VanOort, Mark Mallon, Kathryn McKenzie, and William Bonello was filed in the United States District Court for the Southern District of New York, naming the Company and certain of the Company's current and former officers as defendants

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(“the Goldenberg Matter”). This lawsuit was filed by a stockholder who claims to be suing on behalf of anyone who purchased or otherwise acquired the Company’s securities between February 27, 2020 and April 26, 2022. The lawsuit alleges that material misrepresentations and/or omissions of material fact were made in the Company’s public disclosures in violation of Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder. The alleged improper disclosures relate to statements regarding the Company’s menu of tests, business operations and compliance with health care laws and regulations. The Company filed a motion to dismiss the Goldenberg Matter on February 5, 2024 and the plaintiff filed its opposition to the motion on March 21, 2024. The parties are awaiting the court's ruling on the motion to dismiss. The plaintiff seeks unspecified monetary damages on behalf of the putative class and an award of costs and expenses, including attorney’s fees and expert fees. On April 27, 2023, a shareholder of the Company filed a shareholder derivative action on behalf of the Company captioned Puskarich v. VanOort, et al. in Clark County Nevada, naming certain of the Company’s current and former officers and directors as defendants. The allegations are substantially similar to the allegations asserted in the Goldenberg Matter. Substantially similar shareholder derivative actions were subsequently filed in Lee County, Florida and in the United States District Court for the Southern District of New York, captioned Wong v. VanOort, et al. and Mellema v. VanOort, et al., respectively. The court in each of these cases stayed the proceedings pending the outcome of the Goldenberg Matter. The Company believes that it has valid defenses to the claims alleged in the lawsuits, but there is no guarantee that the Company will prevail. As of the filing of this report with the SEC, the outcome of these matters is not estimable or probable. Regulatory Matter With the assistance of outside counsel, the Company voluntarily conducted an internal investigation that focused on the compliance of certain consulting and service agreements with federal healthcare laws and regulations, including those relating to fraud, waste and abuse. Based on this internal investigation, the Company voluntarily notified the Office of Inspector General of the U.S. Department of Health and Human Services (“OIG”) of the Company’s internal investigation in November 2021. The Company’s interactions with regulatory authorities and the Company’s related review of this matter are ongoing. As of December 31, 2025, the Company has accrued a reserve of $11.2 million in other long-term liabilities on the Consolidated Balance Sheets for potential damages and liabilities associated with the federal healthcare program revenue received by the Company in connection with the agreements at issue that were identified during the course of this internal investigation. This reserve reflects management’s best estimate of the minimum probable loss associated with this matter. As a result of the internal investigation and ongoing interactions with regulatory authorities, the Company may accrue additional reserves for any related potential damages and liabilities arising out of this matter. At this time, the Company is unable to predict the duration, scope, result, or related costs associated with any further investigation, including by the OIG, or any other governmental authority, or what penalties or remedial actions they may seek. Accordingly, at this time, the Company is unable to estimate a range of possible loss in excess of the amount reserved. Any determination that the Company’s operations or activities are not in compliance with existing laws or regulations, however, could result in the imposition of civil or criminal fines, penalties, disgorgement, restitution, equitable relief, exclusion from participation in federal healthcare programs or other losses or conduct restrictions, which could be material to the Company’s financial results or business operations. Note 16. Related Party Transactions The Company has revenue contracts with HOOKIPA Pharma, Inc., an entity with whom a director of the Company, Michael A. Kelly, was a director until April 2023. In connection with these contracts, the Company recognized $0.4 million of revenue in the Consolidated Statements of Operations for the years ended December 31, 2023. There were no such amounts for the year ended December 31, 2025 and 2024. Note 17. Segment Information The Company operates under a single segment based on an analysis of the Company's reporting structure, the information available to the CODM, and the strategic decisions being made by management. The Company provides services to a diverse client base, which includes community-based pathology and oncology practices, hospital pathology labs, reference labs, academic centers, and pharmaceutical companies. Revenue is derived from clients by providing clinical cancer testing, interpretation and consultative services, molecular and NGS testing, comprehensive technical and professional services offering, clinical trials and research, validation laboratory services, and oncology data solutions. The Company's Chief Executive Officer serves as the Chief Operating Decision Maker. The CODM uses net loss, as reported on the Consolidated Statements of Operations, to monitor budget versus actual results to evaluate profitability and allocate resources. The CODM is regularly provided with financial information, including revenue and expenses, in a format consistent with the Consolidated Statements of Operations. The CODM does not review assets at a different level or category NEOGENOMICS, INC. 93 than those disclosed in the Consolidated Balance Sheets. Substantially all of the Company's revenue and tangible long-lived assets are attributable to the U.S. The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2025, 2024, and 2023: 2025 2024 2023 Net revenue $ 727,332 $ 660,566 $ 591,643 Less: Amortization 31,752 33,446 35,133 Depreciation 36,072 39,101 37,450 Stock-based compensation 41,316 33,413 24,633 Other cost of revenue(1) 379,535 332,252 310,562 Other general and administrative(1) 205,414 197,775 184,484 Other research and development(1) 32,544 28,283 25,187 Other sales and marketing(1) 88,827 81,744 70,842 Impairment charges 27,753 — — Restructuring charges — 6,658 11,088 Loss from operations (115,881) (92,106) (107,736) Interest income (9,070) (18,427) (16,902) Interest expense 3,753 6,617 6,907 Other expense (income) (296) 379 (644) Loss before taxes (110,268) (80,675) (97,097) Income tax benefit (2,243) (1,949) (9,129) Net loss $ (108,025) $ (78,726) $ (87,968) (1) Excludes amounts related to amortization, depreciation, and stock-based compensation, as applicable. NEOGENOMICS, INC. 94

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE Not applicable. ITEM 9A. CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were (1) effective, in that they were designed to ensure that material information relating to us, and information required to be disclosed in our reports to the SEC, including our consolidated subsidiaries, is made known to our Chief Executive Officer and Chief Financial Officer by others within those entities, particularly during the period in which this report was being prepared, as appropriate, to allow timely discussions and decisions regarding required disclosure therein; and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms. Management’s Report on Internal Control over Financial Reporting Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures: (1) that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (“2013 Framework”). Based on this assessment, management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2025, our internal control over financial reporting was effective based on those criteria at the reasonable assurance level. Deloitte & Touche LLP audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, as stated in their report, which is included in this annual report on Form 10-K. Changes in Internal Control over Financial Reporting During the fourth quarter of 2025, we continued to monitor and evaluate the design and operating effectiveness of key controls. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that materially affected or are reasonably likely to materially affect internal control over financial reporting. NEOGENOMICS, INC. 95

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the stockholders and the Board of Directors of NeoGenomics, Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of NeoGenomics, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025 , of the Company and our report dated February 17, 2026, expressed an unqualified opinion on those financial statements. Basis for Opinion The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Deloitte & Touche LLP San Diego, California February 17, 2026 NEOGENOMICS, INC. 96

ITEM 9B. OTHER INFORMATION Insider Trading Plans During the quarter ended December 31, 2025, no director or Section 16 officer adopted, modified, or terminated any “Rule 10b5-1 trading arrangement” or “non-Rule 10b5-1 trading arrangement” (in each case, as defined in Item 408(a) of Regulation S-K). ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable. PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this Item 10 is incorporated herein by reference to our Definitive Proxy Statement relating to our 2026 Annual Meeting of Stockholders. We intend to file such Definitive Proxy Statement with the SEC pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K. ITEM 11. EXECUTIVE COMPENSATION The information required by this Item 11 will be included in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this Item 12 will be included in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE The information required by this Item 13 will be included in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES The information required by this Item 14 will be included in the Definitive Proxy Statement referenced above in Item 10 and is incorporated herein by reference. PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) The following documents are filed as part of this Annual Report on Form 10-K: (i) Financial Statements (included in Item 8 of this Annual Report on Form 10-K): The following Consolidated Financial Statements of the Company and the Report of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, are included in Part II, Item 8 of this Annual Report on Form 10- K: 1. Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP 2. Consolidated Balance Sheets as of December 31, 2025 and 2024 3. Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023 4. Consolidated Statements of Comprehensive (Loss) Income for the year ended December 31, 2025, 2024 and 2023 5. Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2025, 2024 and 2023 NEOGENOMICS, INC. 97

6. Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023 7. Notes to Consolidated Financial Statements (ii) Financial Statement Schedules. All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or the Notes thereto. (iii) Exhibits. The exhibits required by Item 601 of Regulation S-K are listed in paragraph (b) below. (b) Exhibits. The following exhibits are filed herewith or are incorporated by reference to exhibits filed with the SEC: Exhibit Number Description of Exhibit Location 3.1 Articles of Incorporation, as amended Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on February 28, 2020. 3.2 Amended and Restated Bylaws, as amended Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, as filed with the SEC on November 6, 2015. 4.1 Description of our Common Stock Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 as filed with the SEC on February 28, 2020. 4.2 Indenture, dated January 11, 2021, by and between the Company and U.S. Bank National Association, as Trustee Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2021. 4.3 Form of 0.25% Senior Convertible Notes Due 2028 (Included in Exhibit 4.2) Incorporated by reference to the Company’s Current Report on form 8-K filed with the SEC on January 11, 2021. 10.1* Form of Indemnification Agreement between NeoGenomics, Inc. and each of its executive officers and directors Incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, as filed with the SEC on November 7, 2016. 10.2* Form of Executive Employment Agreement between NeoGenomics, Inc. and each of its executive officers Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on February 25, 2022. 10.3* Amended and Restated Equity Incentive Plan effective as of October 15, 2015 Incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC on March 15, 2016. 10.4* First Amendment of the Amended and Restated Equity Incentive Plan, effective as of May 25, 2017 Incorporated by reference to the Company’s Definitive Proxy Statement, dated April 24, 2017, as filed with the SEC on April 25, 2017. 10.5* Second Amendment of the Amended and Restated Equity Incentive Plan as approved by the Company’s stockholders on May 27, 2021 Incorporated by reference to Annex A of the Company’s Definitive Proxy Statement on Schedule 14A as filed on April 15, 2021. NEOGENOMICS, INC. 98

NEOGENOMICS, INC.

10.6*	NeoGenomics, Inc. 2023 Equity Incentive Plan.	Incorporated by reference to Annex A of the Company's Definitive Proxy Statement on Schedule 14A as filed on April 7, 2023.
10.7*	Form of PSU Award Agreement under the NeoGenomics, Inc. Amended and Restated Equity Incentive Plan.	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on May 17, 2023.
10.8*	Form of PSU Agreement under the NeoGenomics, Inc. 2023 Equity Incentive Plan	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on February 23, 2024
10.9*	Employment Agreement, executed April 1, 2025, by and between NeoGenomics, Inc. and Anthony Zook	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on March 31, 2025.
10.10*	Employment Agreement of Jeffrey S. Sherman, dated December 5, 2022	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on December 6, 2022.
10.11*	Form of Stand-Alone Inducement Restricted Stock Agreement by and between NeoGenomics, Inc. and Jeff Sherman	Incorporated by reference to the Company's Registration Statement on Form S-8 as filed with the SEC on December 5, 2022.
10.12*	Form of Stand-Alone Inducement Stock Option Agreement by and between NeoGenomics, Inc. and Jeff Sherman	Incorporated by reference to the Company's Registration Statement on Form S-8 as filed with the SEC on December 5, 2022.
10.13*	Employment Agreement, dated November 2, 2022 by and between NeoGenomics, Inc. and Warren Stone	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on February 24, 2023.
10.14*	Amendment to Employment Agreement, effective April 29, 2024, by and between NeoGenomics, Inc. and Warren Stone	Incorporated by reference to the Company's Quarterly Report on Form 10-Q as filed with the SEC on April 30, 2024.
10.15*	Offer Letter dated March 27, 2023 between NeoGenomics Laboratories and Greg Aunan.	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, as filed with the SEC on May 9, 2023.
10.16*	Employment Agreement, executed July 20, 2022, by and between NeoGenomics, Inc. and Christopher Smith	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on July 21, 2022.
10.17*	Amendment to Employment Agreement, dated August 15, 2022, by and between NeoGenomics, Inc. and Christopher Smith	Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022, as filed with the SEC on November 8, 2022.
10.18*	Form of Stand-Alone Inducement Restricted Stock Agreement by and between NeoGenomics, Inc. and Christopher Smith	Incorporated by reference to the Company's Registration Statement on Form S-8 as filed with the SEC on August 12, 2022.
10.19*	Form of Stand-Alone Inducement Stock Option Agreement by and between NeoGenomics, Inc. and Christopher Smith	Incorporated by reference to the Company's Registration Statement on Form S-8 as filed with the SEC on August 12, 2022.
10.20*	Letter Agreement between NeoGenomics, Inc. and Christopher Smith, dated January 8, 2025	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on January 10, 2025.
10.21*	Special Advisor Agreement between NeoGenomics, Inc. and Christopher Smith, effective April 1, 2025	Incorporated by reference to the Company's Current Report on Form 8-K as filed with the SEC on January 10, 2025.
14.1	NeoGenomics, Inc. Code of Business Conduct and Ethics	Incorporated by reference to the Company's Quarterly Report on Form 10-Q as filed with the SEC on November 5, 2024.

99

NEOGENOMICS, INC.

19.1	NeoGenomics, Inc. Insider Trading Policy	Provided herewith.
21.1	Subsidiaries of NeoGenomics, Inc.	Provided herewith.
23.1	Consent of Deloitte & Touche LLP	Provided herewith.
31.1	Certification by Principal Executive Officer pursuant to Rule 13a-14(a)/ 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith.
31.2	Certification by Principal Financial Officer pursuant to Rule 13a-14(a)/ 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Provided herewith.
32.1**	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Provided herewith.
97.1*	NeoGenomics, Inc. NASDAQ Rule 5608 Executive Officer Compensation Clawback Policy	Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on February 20, 2024.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document	Provided herewith.
101.SCH	XBRL Taxonomy Extension Schema Document	Provided herewith.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Provided herewith.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Provided herewith.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	Provided herewith.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Provided herewith.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Provided herewith.

* Denotes a management contract or compensatory plan or arrangement.

** The certification attached as Exhibit 32.1 that accompanies this Form 10-K is not deemed filed with the SEC and is not to be incorporated by reference into any filing of NeoGenomics, Inc. under the Securities Act or the Exchange Act, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

100

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. Date: February 17, 2026 NEOGENOMICS, INC. By: /s/ Anthony P. Zook Name: Anthony P. Zook Title: Director and Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signatures Title(s) Date /s/ Anthony P. Zook Director and Chief Executive Officer (Principal Executive Officer) February 17, 2026 Anthony P. Zook /s/ Jeffrey S. Sherman Chief Financial Officer (Principal Financial Officer) February 17, 2026 Jeffrey S. Sherman /s/ Greg D. Aunan Senior Vice President & Chief Accounting Officer (Principal Accounting Officer) February 17, 2026 Greg D. Aunan /s/ Lynn A. Tetrault Chair of the Board February 17, 2026 Lynn A. Tetrault /s/ Marjorie C. Green Director February 17, 2026 Marjorie C. Green /s/ Dr. Neil Gunn Director February 17, 2026 Dr. Neil Gunn /s/ John P. Kenny Director February 17, 2026 John P. Kenny /s/ Stephen M. Kanovsky Director February 17, 2026 Stephen M. Kanovsky /s/ Michael A. Kelly Director February 17, 2026 Michael A. Kelly /s/ Felicia Williams Director February 17, 2026 Felicia Williams /s/ David B. Perez Director February 17, 2026 David B. Perez NEOGENOMICS, INC. 101

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Corporate Officers Tony Zook Chief Executive Officer Elizabeth Floegel Chief Digital and Information Officer Clarence Cooper, Esq. Vice President, Compliance and Privacy Andrew Lukowiak Chief Innovation Officer Nate Montgomery, MD, PhD Vice President, Medical Services and Medical Director, Durham, North Carolina Ali Olivo Executive Vice President, General Counsel and Business Development Gary Passman Chief People and Culture Officer Kareem Saad Head of Strategy, Business Development and Transformation Abhishek Jain Chief Financial Officer Greg Aunan Chief Accounting Officer Warren Stone President and Chief Operating Officer Board of Directors Lynn Tetrault Chair Tony Zook Director and CEO Marjorie Green Director Neil Gunn Director Jack Kenny Director Stephen Kanovsky Director Michael Kelly Director David Perez Director Felicia Williams Director Medical Leadership Nate Montgomery, MD, PhD Vice President, Medical Services Vladislav Chizhevsky, MD Medical Director, Aliso Viejo Robert Lin, MD Medical Director, Carlsbad Zach Liu, MD Medical Director, Ramsey Anahit Nowrouzi, MD Medical Director, Fort Myers & Durham (Interim) Tricia Peters Medical Director, Houston Albert Ho Medical Director, Pharma Pathology Ted Farzaneh Medical Director, Surgical Pathology Chris Mixon Director of Cytogenetics, Services Sugganth Pillei Director of Molecular Pathology Services Hugh Tobin Chair of Pathology, Lee Health Forward-Looking Statements This annual report includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “would,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” “guidance,” “plan,” “potential” and other words of similar meaning, although not all forward-looking statements include these words. These forward-looking statements include statements regarding the Company’s strategy, planned future operations and related expectations with respect to timing and performance, future financial position, future revenues, growth potential and expected growth drivers, projected costs and capital expenditures, prospects and plans, estimates of market size and position, and objectives of Management. Each forward-looking statement contained in this annual report is subject to a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Applicable risks and uncertainties include, among others, the Company’s ability to identify and implement appropriate financial and operational initiatives to execute on its strategic priorities, to enter new markets and increase market share in both current and new markets, to develop and commercialize new types of tests, to obtain and maintain favorable Medicare reimbursement coverage for new and existing tests, to expand its commercial organization and realize the anticipated benefits therefrom, to integrate its acquisitions and otherwise implement its business plan, to compete effectively in the oncology testing market, and the risks identified under the heading “Risk Factors” contained in the Company’s Annual Report on Form 10-K included herewith and the Company’s other filings with the Securities and Exchange Commission. We caution investors not to place undue reliance on the forward-looking statements contained in this annual report. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements in this annual report speak only as of the date of this document (unless another date is indicated), and we undertake no obligation to update or revise any of these statements. Our business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. Use of Non-GAAP Measures In order to provide greater transparency regarding our operating performance, the financial results may include the use of non-GAAP financial measures, such as Adjusted EBITDA, that involve adjustments to GAAP results. For a reconciliation to the comparable GAAP measure and definition of Adjusted EBITDA, see Form 10-K for the year ended December 31, 2025, included herewith. Corporate Information

1 Aliso Viejo, California (Acq. 2015)
2 Cambridge, United Kingdom (Acq. 2021)
3 Carlsbad, California (Acq. 2018)
4 Chicago, Illinois (Est. 2022)
5 Fort Myers, Florida (Est. 2002) Headquarters
6 Fresno, California (Acq. 2014)
7 Houston, Texas (Acq. 2015)
8 Phoenix, Arizona (Est. 2021)
9 Ramsey, New Jersey (Acq. 2025)
10 RTP, North Carolina (Acq. 2021)
11 Tampa, Florida (Est. 2011)
Wet & dry lab
Dry lab
Mixed use location
Includes non-ops functions; R&D, Finance, or Billing
NeoGenomics is becoming the leading global provider of oncology testing and research services, with 11 locations across 2 continents.

Corporate Headquarters

9490 NeoGenomics Way, Fort Myers, Florida 33912

Independent Registered Public Accounting Firm

Deloitte & Touche LLP San Diego, CA

Annual Meeting

Our annual meeting will be a virtual meeting of the stockholders on Thursday, May 21, 2026 at 10:00 a.m. Eastern Time.

www.virtualshareholdermeeting.com/NEO2026

Stock Listing and Information

The Company's stock trades under the symbol "NEO" on The Nasdaq Stock Market LLC.

Investor Contact

InvestorRelations@neogenomics.com

NeoGenomics, Inc. is a premier cancer diagnostics company specializing in cancer genetics testing and oncology data solutions. We offer one of the most comprehensive oncology-focused testing menus across the cancer continuum, serving oncologists, pathologists, hospital systems, academic centers, and pharmaceutical firms with innovative diagnostic and predictive testing to help them diagnose and treat cancer. Headquartered in Fort Myers, FL, NeoGenomics operates a network of CAP-accredited and CLIA-certified laboratories for full-service sample processing and analysis services throughout the US and a CAP-accredited full-service, sample-processing laboratory in Cambridge, England, United Kingdom.

Committed to research as the means to improve patient care, we provide testing and other support services for pharmaceutical companies, in vitro diagnostic manufacturers, and academic scientist-clinicians. We promote joint publications with our client physicians. NeoGenomics welcomes your inquiries for collaborations. Please contact us for more information.

NEO GENOMICS
9490 NeoGenomics Way
Fort Myers, FL 33912
Phn: 866.776.5907
Fax: 239.690.4237

NeoGenomics.com

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